File Nos.   333-
                                                                811-05716
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                 Initial Filing
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective Amendment No.                                   ( )
            Post-Effective Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          ( )
            Amendment  No. 62                                             (X)

                      (Check appropriate box or boxes.)

     ALLIANZ  LIFE OF NY  VARIABLE  ACCOUNT  C
     ------------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NEW YORK
     -----------------------------------------------
        (Name  of  Depositor)

     152 W. 57th Street 18th Floor New York, NY 10019
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)


Depositor's  Telephone  Number,  including  Area  Code    (212)  586-7733

     Name  and  Address  of  Agent  for  Service
     -------------------------------------
           Eugene Long
           Allianz  Life  Insurance  Company  of  New York
           152 West 57th Street, 18th Floor
           New York, NY 10019

Copies to: Stewart D.Gregg, Second VP & Senior Counsel
           Allianz Life Insurance Company of North America
           5701 Golden Hills Drive
           Minneapolis, MN 55416
           (763) 765-2913

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts


================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                               PART A PROSPECTUS




                          Supplement dated _______, 2003
                          to the Prospectus and SAI of

                   USAllianz Charter(TM) II Variable Annuity

                                Dated ______, 2003

                                   Issued By

                   Allianz Life Insurance Company of New York

                                       and
                     Allianz Life of NY Variable Account C


This supplement updates information contained in the prospectus and Statement of Additional Information (SAI) and should be attached to the prospectus and SAI and retained for future reference.

The Van Kampen Capital Preservation Portfolio is not currently available as an Investment Choice under the contracts referenced above.



                                                                    PRO-002-0503





              THE USALLIANZ CHARTER (TM) II VARIABLE ANNUITY CONTRACT

                                    issued by

                      ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

                                       and

                   ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK


This prospectus describes an individual flexible purchase payment variable deferred annuity contract (Contract) issued by Allianz Life Insurance Company of New York (Allianz Life of New York, we, us, our).

For your convenience we have provided a glossary (see section 12) that defines key, capitalized terms that are used in this prospectus.

The Contract is called "flexible purchase payment" because you can generally make Purchase Payments at any time and for any amount (subject to certain restrictions) during the Accumulation Phase, which is the first of the Contract's two phases.

The Contract is a "variable" contract because your Contract Values and/or your Annuity Payments will increase or decrease depending on the performance of the underlying Investment Options you select. The Investment Options invest in different types of securities and follow varying investment strategies. Depending on market conditions, you can gain or lose value by investing in the Investment Options.

The Contract is called a "deferred" annuity contract because Annuity Payments to you from the Contract are deferred until the Payout Phase, the second of the Contract's two phases. Annuity Payments do not begin until a specified period of time in the future (usually when you retire) or until you reach a certain age (the Income Date).

You can allocate your Purchase Payments to the variable Investment Options available under your Contract. The Investment Options that are currently available are listed below. We may add, substitute or remove Investment Options in the future. You can select up to ten Investment Options. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. For more information see section 4, Investment Options - Transfers.



AIM
USAZ AIM Basic Value Fund
USAZ AIM Blue Chip Fund
USAZ AIM Dent Demographic Trends Fund
USAZ AIM International Equity Fund

ALLIANCEBERNSTEIN
USAZ AllianceBernstein Growth and Income Fund
USAZ AllianceBernstein Large Cap Growth Fund
USAZ AllianceBernstein Technology Fund

DAVIS
Davis VA Financial Portfolio
Davis VA Value Portfolio

DreyFus
Dreyfus IP Small Cap Stock Index Portfolio
Dreyfus Stock Index Fund

FRANKLIN TEMPLETON
Franklin Global Communications Securities Fund
Franklin Growth and Income Securities Fund
Franklin High Income Fund
Franklin Large Cap Growth Securities Fund
Franklin Real Estate Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin Small Cap Value Securities Fund
Franklin U.S. Government Fund
Franklin Zero Coupon Fund 2005
Franklin Zero Coupon Fund 2010
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Securities Fund
USAZ Templeton Developed Markets Fund

Jennison
Jennison 20/20 Focus Portfolio
SP Jennison International Growth Portfolio
SP Strategic Partners Focused Growth Portfolio

OPPENHEIMER
Oppenheimer Global Securities Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Main Street Fund/VA
USAZ Oppenheimer Emerging Growth Fund

PIMCO
PIMCO VIT High Yield Portfolio
PIMCO VIT Real Return Portfolio
PIMCO VIT Total Return Portfolio
USAZ PIMCO NFJ Small Cap Value Fund
USAZ PIMCO PEA Growth and Income Fund
USAZ PIMCO PEA Renaissance Fund
USAZ PIMCO PEA Value Fund

SELIGMAN
Seligman Small-Cap Value Portfolio

USAZ
USAZ Money Market Fund

VAN KAMPEN
Van Kampen Capital Preservation Portfolio
USAZ Van Kampen Aggressive Growth Fund
USAZ Van Kampen Comstock Fund
USAZ Van Kampen Emerging Growth Fund
USAZ Van Kampen Global Franchise Fund
USAZ Van Kampen Growth and Income Fund
USAZ Van Kampen Growth Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about your annuity. This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this Contract involves investment risk including the possible loss of principal.

Variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your registered representative about the Contract's features, benefits, risks and fees, and whether the Contract is appropriate for you based upon your financial situation and objectives.


Dated: ____, 2003

TABLE OF CONTENTS
--------------------------------------------------------------------------------



Summary

Fee Tables

1.The Variable Annuity Contract

    Ownership
         Contract Owner
         Joint Owner
         Annuitant
         Beneficiary
         Assignment of a Contract

2. Annuity Payments (The Payout Phase)

     Income Date
     Annuity Payments
     Partial Annuitization
     Annuity Options
     Guaranteed Minimum Income
         Benefits (GMIB) - Annuity Income Protection
     Traditional Guaranteed Minimum Income
         Benefit (Traditional GMIB)
     Enhanced Guaranteed Minimum Income
         Benefit (Enhanced GMIB)
     GMIB Examples

3. Purchase

     Purchase Payments
     Automatic Investment Plan
     Allocation of Purchase Payments
     Tax-Free Section 1035 Exchanges
     Faxed Applications
     Free Look/Right to Examine
     Accumulation Units

4. Investment Options

     Substitution and Limitation on
         Further Investments
     Transfers
         Telephone Transfers
         Excessive Trading
     Dollar Cost Averaging (DCA) Program
     Flexible Rebalancing
     Financial Advisers -
         Asset Allocation Programs
     Voting Privileges

5. Our General Account


6. Expenses

     Mortality and Expense Risk (M&E) Charge
     Contract Maintenance Charge
     Withdrawal Charge
         Reduction or Elimination of the
           Withdrawal Charge
     Commutation Fee
     Transfer Fee
       Premium Taxes
     Income Taxes
     Investment Option Expenses

7. Taxes

    Annuity Contracts in General
    Qualified Contracts
    Multiple Contracts
    Distributions -- Non-Qualified Contracts
    Distributions -- Qualified Contracts
    Diversification

8. Access to Your Money

     Guaranteed Partial Withdrawal
         Benefit (GPWB)
    Systematic Withdrawal Program
    Minimum Distribution Program
    Suspension of Payments or Transfers

9 Performance and Illustrations

10 Death Benefit
     Upon Your Death
     Traditional Guaranteed Minimum
       Death Benefit (Traditional GMDB)
     Enhanced Guaranteed Minimum
       Death Benefit (Enhanced GMDB)
       Death Benefit Examples
     Death Benefit Payment Options
     Death of the Annuitant

11 Other Information
     Allianz Life of New York
     The Separate Account
     Distribution
     Additional Credits for Certain Groups
     Administration
     Financial Statements
12.      Glossary
13.      Table of Contents of the Statement of Additional Information

14.      Privacy Notice

Appendix A: Annual Expenses For Each Investment Option

SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

THE VARIABLE ANNUITY CONTRACT: The annuity Contract offered by Allianz Life of New York provides a means for investing on a tax-deferred basis in the Investment Options. The Contract is intended for retirement savings or other long-term investment purposes. You can purchase the contract as a Non-Qualified Contract or as a Qualified Contract. The Contract provides several different Annuity Payment options that you can choose from and a Traditional Guaranteed Minimum Death Benefit (Traditional GMDB). The Traditional GMDB guarantees a minimum death benefit of total Purchase Payments adjusted for partial withdrawals.

If all owners are 79 or younger on the Issue Date, you may instead select the Enhanced Guaranteed Minimum Death Benefit (Enhanced GMDB). The Enhanced GMDB guarantees a minimum death benefit of the greater of: (a) total Purchase Payments adjusted for partial withdrawals, or (b) the Maximum Anniversary Value
(MAV) on each Contract Anniversary prior to any owner's 81st birthday, adjusted for subsequent partial withdrawals and subsequent Purchase Payments.

You can only select one death benefit at Contract issue and once you select a death benefit you cannot change or cancel it. The death benefits are described in more detail in section 10, Death Benefits.

You may select a Traditional  Guaranteed  Minimum  Income  Benefit  (Traditional
GMIB) or if all owners are 79 or younger on the Issue Date, you may instead select the Enhanced Guaranteed Minimum Income Benefit (Enhanced GMIB). The GMIBs carry additional charges and guarantee a minimum level of income through Annuity Payments after the tenth Contract Year. The Traditional GMIB Annuity Payments are based on total Purchase Payments adjusted for partial withdrawals. The Enhanced GMIB Annuity Payments are based on the greater of: (a) the Annual Increase Amount prior to any owner's 81st birthday, or (b) the MAV on each Contract Anniversary prior to any owner's 81st birthday. These amounts are adjusted for subsequent partial withdrawals and subsequent Purchase Payments.

You can only select one GMIB at Contract issue and once you select a GMIB you cannot change or cancel it. The GMIB and Annuity Options are described in more detail in section 2, Annuity Payments (The Payout Phase).

If you select a GMIB we will automatically give you a Guaranteed Partial Withdrawal Benefit (GPWB) for no additional charge. The GPWB provides income through scheduled annual partial withdrawals based on your GPWB value. Payments you receive under the GPWB will be taxed as a withdrawal. If you exercise the GPWB, your GMIB and GMDB values will no longer increase or decrease, other than as a result of withdrawals, although your Contract Value will continue to increase and decrease as a result of market performance. However, the fee paid for your GMIB or GMDB will continue until we have either paid out all of the GPWB value or you elect to switch from GPWB payments to Annuity Payments. For more details on the GPWB please see section 8, Access to Your Money.

The Enhanced GMIB and Enhanced GMDB benefits may be limited after age 81. As a result, any Contract Owner who is age 75 or older at Contract issue should determine if purchasing a benefit for which there is an additional cost is appropriate for their situation.

The Enhanced GMDB and both GMIBs carry additional charges. Once you select a GMDB and/or a GMIB you cannot change or cancel it. The GMIBs may not be available to you at the time you purchase this Contract.

Please check with your registered representative regarding the availability of the GMIBs.


The Contract may be used as a funding vehicle for asset-based fee arrangements offered by brokerage firms or their associated investment adviser firms. There may be fees and charges assessed by these firms for their asset-based programs. These fees and charges would be in addition to the charges and other deductions we describe elsewhere in this prospectus. Any withdrawals made to pay these fees and charges are considered withdrawals under this Contract. Your registered representative will be able to describe the fees assessed in connection with any such asset-based programs. We do not sponsor these programs, set the fees for the programs, or assume any responsibility for the programs. For more information see section 4. Investment Options - Financial Advisers - Asset Allocation Programs.

We currently do not permit Contract Owners to borrow money from us using the Contract as security for the loan.

ANNUITY PAYMENTS: The Income Date is the date the payee begins receiving Annuity Payments. You generally can elect to have Annuity Payments made on a variable payout, a fixed payout, or a combination of both under a variety of Annuity Options. If you choose to have any part of the Annuity Payments made as a variable payout, the dollar amount of your payments will go up or down based on the performance of the Investment Options. See section 2, Annuity Payments (The Payout Phase).

PURCHASE: You can buy the Contract with $25,000 or more if you and the Annuitant are both under age 81 on the Issue Date. You can make additional Purchase Payments of $250 or more (or $100 or more if you select our automatic investment plan) during the Accumulation Phase until you exercise the GPWB (if applicable). Once you exercise the GPWB you cannot make additional Purchase Payments. The maximum cumulative Purchase Payments we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life of New York variable annuities). Your registered representative can help you complete the appropriate forms. For more information, see section 3, Purchase.

INVESTMENT OPTIONS: You can allocate Purchase Payments to the Investment Options available under the Contract. The principal value and investment returns on the variable Investment Options fluctuate and are not guaranteed and you can lose money. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. You can make transfers between the Investment Options as permitted in section 4, Investment Options - Transfers.

EXPENSES: The Contract has insurance features and investment features, and there are costs related to each. For more information please see the Fee Tables and section 6, Expenses.

Each year, we deduct a $30 contract maintenance charge from your Contract Value. We currently waive this charge if the Contract Value is at least $75,000 at the time we are to deduct the charge. We deduct this charge during both the Accumulation and Payout Phases.

We deduct a mortality and expense risk charge (M&E charge) from the assets in the Separate Account. The M&E charge varies during the Accumulation Phase depending upon the benefit options that apply (see below). We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis. The annual M&E charges during the Accumulation Phase are as follows:

                                          M&E Charge
                         ---------------------------------------------
                                         Traditional   Enhanced GMIB
                            No GMIB         GMIB
Traditional GMDB             1.75%          1.95%          2.45%
Enhanced GMDB                1.95%          2.10%          2.60%

If you choose a GMIB, a GPWB is automatically included for no additional charge. During the Payout Phase, the M&E charge is 1.75% of the average daily assets invested in a subaccount on an annual basis, regardless of the benefit options that apply.

If you take money out of the Contract during the Accumulation Phase we may assess a withdrawal charge against each Purchase Payment withdrawn. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two complete years.

You can make 12 free transfers each Contract Year. After that, we deduct a fee of $25 for each additional transfer. Currently we only deduct the transfer fee during the Accumulation Phase, but we reserve the right to also deduct this fee during the Payout Phase.

Each Investment Option deducts management fees and expenses from the amounts you have in the Investment Options. Some Investment Options also deduct 12b-1 fees from Investment Option assets. For 2002, these expenses and fees ranged, on an annual basis, from 0.51% to 3.78% of an Investment Option's average daily net asset before expense reimbursements and fee waivers.

We will pay sales commissions to broker/dealers who sell the Contracts. For a discussion of these arrangements see section 11, Other information-Distribution.

TAXES: Your earnings are generally not taxed until you take them out. For tax purposes, if you make a withdrawal during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty. Other tax rules and limitations may apply to Qualified Contracts (see section 7, Taxes).

ACCESS TO YOUR MONEY: You can take money out of your Contract during the Accumulation Phase. Withdrawals during the Accumulation Phase may be subject to a withdrawal charge. You may also have to pay income tax and a tax penalty on any money you take out. The IRS may apply limits on withdrawals under certain Qualified Contracts. See section 8, Access to Your Money.

DEATH BENEFIT: If you die during the Accumulation Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit proceeds depends on which death benefit option applies. There may be a death benefit during the Payout Phase depending on the selected Annuity Option. See section 10, Death Benefits.

FREE LOOK/RIGHT TO EXAMINE: You can cancel the Contract within ten days after receiving it. However, this time frame may vary depending on the source of the funds and/or qualification type of your Contract. We will pay you the Contract Value on the day we receive your request to cancel the Contract at our Service Center. This may be more or less than your original Purchase Payment. If you have purchased the Contract as an IRA, we will refund the Purchase Payment. The free look provision under the Contract is also called the right to examine. See section 3, Purchase - Free Look/Right to Examine.

PRIVACY POLICY: We place a high priority on maintaining your trust and confidence. A notice of the privacy policy followed by Allianz Life of New York and its affiliated companies is provided in this prospectus to enhance your understanding of how we protect your privacy when we collect and use information about you, and the steps we take to safeguard that information. See the Privacy Notice that appears in section 14, of this prospectus.

INQUIRIES: If you have any questions about your Contract or need more information, please contact our Service Center at the phone number or address listed at the back of this prospectus.

FEE TABLES
--------------------------------------------------------------------------------


The following tables describe the fees and expenses that you will pay when purchasing, owning and making a full withdrawal from the Contract. The first tables describe the fees and expenses that you will pay if you make a withdrawal from the Contract during the Accumulation Phase or if you make transfers. Taxes also may apply, although they do not appear in these tables. For more information see section 6, Expenses.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal charge - during the Accumulation Phase (as a percentage of each Purchase Payment withdrawn).

                           Number of Complete Years
                      Since Receipt of Purchase Payment         Charge
                      ---------------------------------         ------
                                     0                            8%
                                     1                            7%
                                2 years or more                   0%

Transfer fee....... First 12 transfers in a Contract Year are free.  Thereafter, the fee is currently $25. We reserve the right to restrict the number of transfers to 12 transfers per year and to charge a fee for any transfer over 12. Dollar cost averaging and flexible rebalancing transfers do not count against the free transfers we allow. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to also deduct this charge during the Payout Phase.

CONTRACT OWNER PERIODIC EXPENSES

The following tables describe the fees and expenses that you will pay periodically during both the Accumulation and Payout Phases, not including the Investment Options' fees and expenses.

Contract maintenance charge*......................... $30 per Contract per year.

Mortality and Expense Risk Charge During the Accumulation Phase (as a percentage of average daily assets invested in a subaccount on an annual basis)

                                         Traditional      Enhanced
                            No GMIB        GMIB**          GMIB**
Traditional GMDB             1.75%          1.95%          2.45%
Enhanced GMDB                1.95%          2.10%          2.60%

The M&E charge during the Payout Phase is 1.75% of the average daily assets invested in a subaccount on an annual basis, regardless of the benefit options that apply.

* We waive the charge if the Contract Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $75,000, we waive the charge on all your Contracts.

** If you select a GMIB, we automatically include a GPWB for no additional charge.


ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

This table describes the total annual operating expenses associated with the Investment Options and shows the minimum and maximum expenses charged by any of the Investment Options before the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the Investment Option's assets. These expenses will reduce the performance of the Investment Options and, therefore, will negatively affect your Contract Value and the amounts available for withdrawals and Annuity Payments. They may also negatively impact the death benefits proceeds. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. The investment advisers for the Investment Options provided this fee and expense information and we did not independently verify it. Please see the Investment Options' prospectus for more information regarding the fees and expenses of the Investment Options.

                                                                                    Minimum                 Maximum

Total annual Investment Option operating expenses* (including management fees, distribution or 12b-1 fees, and other expenses)
before fee waivers and expense reimbursements                                      0.51%                    3.78%

* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option.

The appendix contains more details regarding the annual operating expenses for each of the variable Investment Options, including the amount and effect of any waivers and/or reimbursements.

EXAMPLES
--------------------------------------------------------------------------------

The expenses for your Contract may be different than those shown in the examples below depending upon which benefits, or combination of benefits, if any, that apply.

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Owner periodic expenses, and the annual operating expenses of the Investment Options.

You should not consider the examples below as a representation of past or future expenses. Actual expenses may be greater or less than those shown.

The $30 contract maintenance charge is included in the examples as a prorated charge of $7.50 based on an assumed average Contract size of $40,000.

For additional information see section 6, Expenses.

If you make a full withdrawal at the end of each time period, and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

a) selection of the Enhanced GMIB and the Enhanced GMDB (which carries the highest M&E charge of 2.60%).

b) selection of the Traditional GMDB and no GMIB (which carries the lowest M&E charge of 1.75%).

[THESE TABLES WILL BE UPDATED UPON AMENDMENT
Total annual Investment Option operating expenses before any fee waivers     1 Year             3 Years       5 Years      10 Years
or expense reimbursements of...

3.78% (the maximum)                                                          a) $               a) $          a) $         a) $
                                                                             b) $               b) $          b) $         b) $

0.51% (the minimum)                                                          a) $               a) $          a) $         a) $
                                                                             b) $               b) $          b) $         b) $
---------------------------------------------------------------------------- ------------------ ------------- ------------ ---------


If you do not make a full withdrawal or if you annuitize* the Contract at the end of each time period and assuming a $10,000 investment and a 5% annual return on your money you may pay the following expenses for Contracts with:

a) selection of the Enhanced GMIB and the Enhanced GMDB (which carries the highest M&E charge of 2.60%).

b) selection of the Traditional GMDB and no GMIB (which carries the lowest M&E charge of 1.75%).

Total annual Investment Option operating expenses before any fee waivers     1 Year             3 Years       5 Years      10 Years
or expense reimbursements of...

---------------------------------------------------------------------------- ------------------ ------------- ------------ ---------
3.78% (the maximum)                                                          a) $               a) $          a) $         a) $
                                                                             b) $               b) $          b) $         b) $
---------------------------------------------------------------------------- ------------------ ------------- ------------ ---------
0.51% (the minimum)                                                          a) $               a) $          a) $         a) $
                                                                             b) $               b) $          b) $         b) $
---------------------------------------------------------------------------- ------------------ ------------- ------------ ---------


* Your Income Date must be at least 13 months after your Issue Date.

As of December 31, 2002 no Contracts had been sold. Therefore, we have not provided condensed financial information.

1.THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------


An annuity is a contract between you as the Contract Owner and an insurance company (in this case Allianz Life of New York), where the insurance company promises to pay the payee (you or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date (the Income Date) that is at least 13 months after your Issue Date. Your Contract is in the Accumulation Phase until Annuity Payments begin, at which point your Contract switches to the Payout Phase.

The Contract benefits from tax deferral. Tax deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. For Qualified Contracts, the tax deferral is provided through compliance with specialized tax-qualification rules, and you do not receive any additional tax benefit by purchasing the Contract, although it may offer other features that meet your needs.

The amount of Contract Value you are able to accumulate in your Contract during the Accumulation Phase and the amount of the variable Annuity Payments we make during the Payout Phase depend in large part upon the investment performance of the Investment Option(s) you select. You may not invest in more than 10 Investment Options at any one time. Depending upon market conditions, you can gain or lose value in the Contract based on the investment performance of the Investment Options.

We will not make any changes to your Contract without your permission except as may be required by law.

Ownership

Contract Owner. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is designated at Contract issue. You may change Contract Owners at any time subject to our approval. However, there may be IRS or other restrictions on changing the ownership of a Qualified Contract. Upon our approval, any change will become effective as of the date you sign the request. Changing ownership may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner. A Non-Qualified Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner. Upon the death of either Joint Owner, the surviving Joint Owner will become the primary Beneficiary. We will then treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. You can change Joint Owners under the same conditions as described for a Contract Owner.

Annuitant. The Annuitant is the individual on whose life we base Annuity Payments. You name an Annuitant subject to our approval. You may change the Annuitant at any time before the Income Date subject to our approval unless the Contract is owned by a non-individual (for example, a qualified plan or trust). You cannot change the Annuitant if the Contract is owned by a non-individual. For a Qualified Contract, there may be a requirement that the owner be the Annuitant.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death benefit. You name the Beneficiary at Contract issue. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If you do not name a Beneficiary, any death benefit will be paid to your estate.

Assignment of a Contract. An authorized request specifying the terms of an assignment of a Contract must be provided to the Service Center. We will not be liable for any payment made or action taken before we record the assignment. We will not be responsible for the validity or tax consequences of any assignment. After the death benefit has become payable, an assignment can only be made with our consent. If the Contract is assigned, your rights may only be exercised with the consent of the assignee of record.


2.ANNUITY PAYMENTS
--------------------------------------------------------------------------------
(THE PAYOUT PHASE)
--------------------------------------------------------------------------------


Income Date

You can annuitize your Contract and the payee will receive regular periodic income payments (Annuity Payments) under your Contract. The Income Date is the date Annuity Payments will begin. The Income Date must be the first day of a calendar month and must be at least 13 months after we issue the Contract. To receive the annuity income protection under a GMIB, the Income Date must be within 30 days following a Contract Anniversary beginning with the tenth Contract Anniversary (and certain other conditions must be met).

If you do not select an Income Date at Contract issue we will apply the latest date allowed for your Contract. The Income Date is specified in your Contract. You may make an authorized request for a different Income Date after Contract issue, however, any such request is subject to our approval. The Income Date must not be later than the Annuitant's 90th birthday, unless approved by us. However, the Income Date will never be later than what is permitted under applicable law.

Annuity Payments

Generally, you can have Annuity Payments made under Annuity Options 1-5 as:

o    a variable payout,
o    a fixed payout, or
o    a combination of both.

Annuity Option 6 is only available if you elect to receive fixed payouts of either the Traditional or Enhanced GMIB value.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (or equal installments) except as provided for under Annuity Option 3. If you choose a variable payout, you can select up to 10 of the available Investment Options. If you do not tell us otherwise, we will base the Annuity Payments on the Investment Option allocations that were in place on the Income Date. We will not allow you to apply amounts of less than $5,000 to an Annuity Option. If your Contract Value is less than $5,000 on the Income Date, we will refund that amount to you less any applicable withdrawal charge. We may change the frequency of your Annuity Payments if the amount of the payment is less than $20. Guaranteed fixed Annuity Payments are generally based on an interest rate of 2.5% per year and the mortality table specified in your Contract.

If you choose to have any portion of the Annuity Payments based on the investment performance of the Investment Option(s), the dollar amount of the Annuity Payments will depend upon the following factors:

1) the Contract Value on the Income Date,

2) the Annuity Option you select,

3) the assumed investment return (AIR) used in the annuity table for the Contract, and

4) the future performance of the Investment Option(s) you select.

You can choose an AIR of either 3% or 4.50%. Using a higher AIR will result in a higher initial Annuity Payment but later payments will increase more slowly when investment performance rises and decrease more rapidly when investment performance declines. If the actual investment performance exceeds the AIR, Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, Annuity Payments will decrease.

The payee (you or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

Partial Annuitization

You are currently allowed to annuitize a portion of your Contract, without annuitizing the entire value according to the applicable annuitization rules. This is referred to as a partial annuitization. A partial annuitization will decrease the amounts available for withdrawal, payment of death benefits and any additional Annuity Payments.

A partial annuitization may be treated as a partial withdrawal for tax purposes. You should consult a tax adviser before requesting a partial annuitization. We do not currently restrict the number of partial annuitizations for a Contract, but we reserve the right to do so.

Annuity Options

You can choose one of the income plans (Annuity Options) described below or any other payment option to which we agree. Prior to the Income Date, you may select and/or change the Annuity Option with at least 30 days written notice to us. You cannot change the Annuity Option after the Income Date. If you do not choose an Annuity Option prior to the Income Date, we will make payments to the payee as a variable payout under Annuity Option 2 with ten years of guaranteed monthly payments.

Option 1. Life Annuity. We will make monthly Annuity Payments during the life of the Annuitant, ceasing with the last Annuity Payment due prior to the Annuitant's death.

Option 2. Life Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. We will make monthly Annuity Payments during the life of the Annuitant. However, if the Annuitant dies before the end of the selected guarantee period, we will continue to make Annuity Payment for the remainder of the guarantee period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the Annuitant's death at our Service Center, commuted as set forth in the Contract. Proof of the Annuitant's death and return of the Contract are required prior to the payment of any commuted values.

Option 3. Joint and Last Survivor Annuity. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant at a level of 100%, 75% or 50% of the previous level, as selected. Monthly Annuity Payments cease with the final Annuity Payment due prior to the last surviving Annuitant's death.

Option 4. Joint and Last Survivor Annuity with Monthly Payments Over 5, 10, 15 or 20 Years Guaranteed. We will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments will continue during the lifetime of the surviving joint Annuitant at 100% of the amount that was paid when both Annuitants were alive. However, if the last joint Annuitant dies before the end of the selected guarantee period, we will continue to make Annuity Payment for the remainder of the guarantee period. Alternatively, you may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed monthly Annuity Payments, as of the date we receive proof of the last survivor's death at our Service Center, commuted as set forth in the Contract. Proof of death of both joint Annuitants and return of the Contract are required prior to the payment of any commuted values.

Option 5. Refund Life Annuity. We will make monthly Annuity Payments during the lifetime of the Annuitant ceasing with the last Annuity Payment due prior to the Annuitant's death. After the Annuitant's death, you may receive a refund. For a fixed payout, the amount of the refund will equal the amount applied to this Annuity Option minus the total of all Annuity Payments made under this option.

For a variable payout, the amount of the refund will depend on the current Investment Option allocation and will be the sum of refund amounts attributable to each Investment Option. We calculate the refund amount for a given Investment Option using the following formula:

(1) x {[(2) x (3) x (4)/(5)] - [(4) x (6)]}

where: (1) = Annuity Unit value of that given  Investment  Option when due proof of the Annuitant's death is received at the Service Center.

      (2) =  The amount available for Annuity Payments on the Income Date.

      (3) = Allocation percentage in a given subaccount (in decimal form) when due proof of the Annuitant's death is received at the Service Center.

      (4) = The number of Annuity Units used in determining each Annuity Payment
            attributable   to  that  given   subaccount  when  due proof of  the
            Annuitant's death is received at the Service Center.

     (5) = Dollar value of first Annuity Payment. (6) = Number of Annuity Payments made since the Income Date.

We will base this calculation upon the allocation of Annuity Units actually in-force at the time due proof of the Annuitant's death is received at the Service Center. We will not pay a refund if the total refund determined using the above calculation is less than or equal to zero.

Option 6. Specified Period Certain Annuity. This option is only available for fixed payouts of either the Traditional or Enhanced GMIB value. We will make monthly Annuity Payments for a specified period of time. You select the specified period certain and it must be a whole number of years from ten to 30. If the last Annuitant dies before the end of the specified period certain, we will continue to make Annuity Payments for the remainder of the specified period certain.

GUARANTEED MINIMUM INCOME BENEFITs (GMIB) -- ANNUITY INCOME PROTECTION

At Contract issue you can select the Traditional GMIB for an additional mortality and expense risk charge. At Contract issue you can instead select the Enhanced GMIB for an additional mortality and expense risk charge if all owners are 79 or younger. You may only select one GMIB and once you select a GMIB, you cannot change or cancel it. The Enhanced GMIB may not be appropriate for owners who are age 75 to 79 on the Issue Date because the Enhanced GMIB value is limited after age 81.

The GMIBs apply to the Annuitant if the Contract is owned by a non-individual (for example, a qualified plan or trust).

You must hold your Contract for ten complete Contract Years before you can exercise a GMIB. A GMIB may not be appropriate for you if you intend to hold your Contract for less than ten years. The GMIBs do not create Contract Value or guarantee the performance of any Investment Option. Be sure to discuss with your registered representative whether or not a GMIB is appropriate for your situation. The GMIBs may not be available to you at the time you purchase this Contract. Please check with your representative regarding the availability of the GMIBs.

Please refer to the applicable endorsements to your Contract for the specific terms and conditions of the GMIBs.

The Traditional GMIBs provide guaranteed minimum Annuity Payments to the payee during the Payout Phase. The annuity income protection provided by the GMIBs will apply only under the following circumstances:

     1. Your Income Date must be within 30 days following a Contract Anniversary beginning with the tenth Contract Anniversary;

     2. Annuity Payments can only be made as a fixed payout, regardless of the Annuity Option you select; and 3. If you select Annuity Option 6, the guaranteed fixed Annuity Payments will be based on an interest rate of 1% per year.

The Enhanced GMIBs guarantee that the Annuity Payments will be equal to the guaranteed fixed payout rates applied to the applicable GMIB value. We will use current fixed payout rates applied to the Contract Value to calculate Annuity Payments if that produces a greater payment. However, if we use the Contract Value and the current fixed payout rates to calculate Annuity Payments you will have incurred higher Contract expenses without receiving any explicit benefit from the GMIB option.

You can always annuitize your Contract Value 13 months or more after the Issue Date under a fixed and/or variable Annuity Option. However, if you do, you cannot use the GMIB value.

If Joint Owners are named, we will use the age of the older Joint Owner to determine the GMIB value.

TRADITIONAL GUARANTEED MINIMUM INCOME BENEFIT (TRADITIONAL GMIB)

The Traditional GMIB value before the date of your death or exercise of the GPWB (if applicable) is equal to:

|X| your total Purchase Payments

|X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made.

ENHANCED GUARANTEED MINIMUM INCOME BENEFIT (ENHANCED GMIB)

The Enhanced GMIB value before the date of your death or exercise of the GPWB (if applicable) is equal to the greater of: the Annual Increase Amount, or the Maximum Anniversary Value.

Annual Increase Amount. The Annual Increase Amount is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary, the Annual Increase Amount is equal to:

|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday, the Annual Increase Amount is equal to:

|X| its value on the immediately preceding Business Day increased by 3%, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you make that day.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday, we calculate the Annual Increase Amount in the same way that we do on any Business Day other than a Contract Anniversary.

We limit  the  Annual  Increase  Amount to a maximum  of 1.5  times  your  total
Purchase   Payments  minus  the  percentage  of  any  Contract  Value  withdrawn
(including any withdrawal charge) for each withdrawal you made.

The Annual Increase Amount freezes on the date that you exercise the GPWB (if applicable).

Maximum Anniversary Value (MAV). The MAV is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary, the MAV is equal to:
|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday, the MAV is equal to:
|X| the highest Contract Value that occurred on any Contract Anniversary, |X| plus subsequent additional Purchase Payments you made since that Contract
    Anniversary, and
|X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

The MAV freezes on the date that you exercise the GPWB (if applicable).

If you exercise the GPWB, the Traditional and Enhanced GMIB values will freeze on the date you begin receiving GPWB payments. However, we will continue to adjust the GMIB value by:

|X| reducing it for each GPWB payment you receive; and

|X| if you make any additional partial withdrawals, we will reduce it by the percentage of the Contract Value you withdraw in excess of the GPWB payment (including any withdrawal charge) for each withdrawal you make.

At the time the last GPWB benefit has been paid, you have the option of either annuitizing your Contract or receiving a lump-sum payment of any remaining Contract Value (less any applicable withdrawal charges).

GMIB EXAMPLES

o You purchase the Contract with an initial Purchase Payment of $100,000. You make no additional Purchase Payments. o The MAV on the ninth Contract Anniversary is $180,000. o You take a partial withdrawal of $20,000 in the tenth Contract Year when the Contract Value (prior to the partial withdrawal) is $160,000. You take no other partial withdrawals. o The Contract Value on the tenth Contract Anniversary is $140,000. o You have not yet reached your 81st birthday as of the tenth Contract Anniversary.

NOTE: The mortality and expense risk charges are higher for Contracts with the Enhanced GMIB than for Contracts with the Traditional GMIB. If the differences in these charges were reflected in the assumptions for these examples, the Contract Values would be lower for Contracts with the Enhanced GMIB than for Contracts with the Traditional GMIB.

Traditional GMIB Example:
         Total Purchase Payments:                                                       $100,000
         Minus the percentage of Contract Value
         withdrawn:   ($20,000 / $160,000) = 0.125 x $100,000 =                       -  12,500
                                                                                        ---------
         Traditional GMIB value as of the tenth Contract Anniversary:                   $ 87,500
                                                                                        ========

Enhanced GMIB Example:

On the tenth Contract Anniversary, the GMIB value is equal to the greater of 1 or 2:

         1) The Annual Increase Amount:
               Initial Purchase Payment                                                 $100,000.00
               Increased by 3% on the first Contract Anniversary                        x           1.03
                                                                                        $103,000.00
               Increased by 3% on the second Contract Anniversary                       x           1.03
                                                                                        $106,090.00
               Increased by 3% on the third Contract Anniversary                        x           1.03
                                                                                        $109,272.70
               On the ninth Contract Anniversary the
                 Annual Increase Amount is                                              $130,477.32
               Minus the percentage of Contract value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $130,477.32 =              -   16,309.66
                                                                                        $114,167.65
               Increased by 3% on the tenth Contract Anniversary                        x           1.03
                                                                                        ----------------
                                                                                        $117,592.68
               Verifying that the Annual Increase Amount is within the maximum limit:
                   1.5 times Purchase Payments:    1.5 x $100,000 =                     $150,000
                   Minus the percentage of Contract value
                     withdrawn:   ($20,000 / $160,000) = 0.125 x $150,000 =             -   18,750
                                                                                        ----------
                                                                                        $131,250

         2) The MAV:
               The MAV on the ninth Contract Anniversary                                $180,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $180,000 =                 -  22,500
                                                                                        ---------
                                                                                        $157,500

Therefore, the Enhanced GMIB value on the tenth Contract Anniversary is equal to $157,500.

If the GMIB value is greater than your Contract Value on the Income Date, the payee might receive a higher Annuity Payment if you use the GMIB value. However, the guaranteed fixed payout rates available with the GMIB value might be more conservative than the current fixed payout rates that are otherwise available. Therefore, the Annuity Payment the payee would receive if you use the GMIB value might be less than the payment that would result from using the Contract Value, even if the GMIB value is greater than the Contract Value. We will use whichever amount produces the greater Annuity Payment to calculate the payments.

3.PURCHASE
--------------------------------------------------------------------------------
Purchase Payments

A Purchase Payment is the money you put into the Contract during the Accumulation Phase. The Purchase Payment requirements for this Contract are as follows:

o    the minimum initial payment we will accept is $25,000.

o you can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the automatic investment plan) during the Accumulation Phase until your exercise the GPWB (if applicable). Once you exercise the GPWB , or after the Income Date you cannot make any additional Purchase Payments.

o the maximum cumulative amount we will accept without prior approval is $1 million (including amounts already invested in other Allianz Life of New York variable annuities).

We may, at our sole discretion, waive the minimum Purchase Payment requirements. We reserve the right to decline any Purchase Payment. Both you and the Annuitant must be under age 81 on the Issue Date to purchase this Contract.

This Contract is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

When available, the Contract may be used in connection with certain tax qualified retirement plans. The Contract includes attributes such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit; the purchase of this Contract does not provide additional tax deferral benefits beyond those provided in the qualified plan. Accordingly, if you are purchasing the Contract through a qualified plan, you should consider purchasing this Contract for its death benefit, annuity benefits, and other non-tax deferral benefits. Please consult a tax adviser for information specific to your circumstances to determine whether the Contract is an appropriate investment for you.

Automatic Investment Plan

The automatic investment plan (AIP) is a program that allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. The Service Center must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next Business Day. The minimum investment that you can make by AIP is $100. You may stop or change AIP at any time. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions. AIP is not available for Qualified Contracts that fund a tax-qualified plan under sections 401or 403(b) of the Internal Revenue Code.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Investment Options as you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for Purchase Payments. You can instruct us how to allocate additional amounts. If you do not instruct us, we will allocate them in the same way as your most recent instructions to us. You may change the allocation of future Purchase Payments without fee, penalty or other charge upon written notice or telephone instructions to our Service Center. A change will be effective for Purchase Payments received on or after we receive your notice or instructions.

We reserve the right to limit the number of Investment Options that you may invest in at one time. Currently you may not invest in more than ten Investment Options at any one time. We may change this in the future. However, we will always allow you to invest in at least five Investment Options.

Once we receive your initial Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within two Business Days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within five Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one Business Day. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

TAX-FREE SECTION 1035 EXCHANGES

You generally can exchange one annuity contract for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code. You also can generally exchange a life insurance product for an annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:

o you might have to pay a withdrawal charge on your old contract; o there will be a new withdrawal charge period for this Contract; o other charges under this Contract may be higher (or lower); and o the benefits may be different.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax on the exchange. You should not exchange an existing life insurance product or another annuity contract for this one unless you determine that the exchange is in your best interest.

FAXED APPLICATIONS

We will accept Contract applications delivered in writing, as well as via fax. We will treat a manually signed faxed application as an application delivered in writing. Please note that fax communications may not always be available. Any fax system, whether it is yours or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should submit your application in writing to our Service Center. We do not currently accept applications delivered via e-mail, web site, or other electronic communications. This may be available in the future.



FREE LOOK/RIGHT TO EXAMINE

If you change your mind about owning the Contract, you can cancel it within ten days after receiving it. However, this time frame may vary depending on the source of the funds and/or qualification type of your Contract. When you cancel the Contract within this time period, we will not assess a withdrawal charge. You will receive your Contract Value as of the day we receive your request. If you have purchased the Contract as an IRA however, we are required to give you back your Purchase Payment. If that is the case, we reserve the right to allocate your initial Purchase Payment to the USAZ Money Market Fund for 15 days after we receive it. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Investment Options as you have selected on your application. The free look provision under the Contract is also called the right to examine.

ACCUMULATION UNITS

Your Contract Value will go up or down based upon the investment performance of the Investment Option(s) you choose. Your Contract Value will also depend on the charges of the Contract. In order to keep track of your Contract Value we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). If you select variable payouts during the Payout Phase of the Contract, we call this measure an Annuity Unit.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to an Investment Option. The Purchase Payments you allocate to the Investment Options are actually placed into subaccounts. Each subaccount invests exclusively in one Investment Option. We determine the number of Accumulation Units we credit your Contract with by dividing the amount of the Purchase Payment allocated to a subaccount by the value of the corresponding Accumulation Unit.

Every Business Day, we determine the value of an Accumulation Unit for each subaccount by multiplying the Accumulation Unit value for the previous period by the net investment factor for the current period. We determine the net investment factor by:

o dividing the net asset value of a subaccount at the end of the current period by the net asset value of the subaccount for the previous period; and

o multiplying it by one minus the amount of the M&E charge for the period and any charges for taxes.

We calculate the value of each Accumulation Unit after regular trading on the New York Stock Exchange closes each Business Day. The value of an Accumulation Unit may go up or down from Business Day to Business Day. We calculate the Contract Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and then adding those results together.

Example:

On Wednesday we receive an additional Purchase Payment of $3,000 from you. When the New York Stock Exchange closes on that Wednesday, we determine that the value of a subaccount Accumulation Unit based on an investment in the Investment Option you chose is $13.25. We then divide $3,000 by $13.25 and credit your Contract on Wednesday night with 226.41509 subaccount Accumulation Units for the Investment Option you chose.


4.Investment Options
--------------------------------------------------------------------------------


The Contract offers the Investment Options listed in the following table. Each Investment Option has its own investment objective. In the future we may add, eliminate or substitute Investment Options. An allocation to the Van Kampen Capital Preservation Portfolio involves certain trading restrictions. For more information see section 4, Investment Options - Transfers.

You should read the Investment Option prospectuses carefully. The Investment Options invest in different types of securities and follow varying investment strategies. There are potential risks associated with each of these types of securities and investment strategies. For example, an Investment Option's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an Investment Option with a small asset base. An Investment Option may not experience similar performance as its assets grow. The operation of the Investment Options and the various risks associated with the Investment Options are described in the Investment Option prospectuses. To obtain a current prospectus for any of the Investment Options call your registered representative or us at the toll free phone number listed at the back of this prospectus. We will send copies of the Investment Option prospectuses to you with your Contract.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the table of annual operating expenses for each Investment Option in the appendix. For more information about share classes, see the Investment Option's prospectuses.

The investment objectives and policies of certain Investment Options may be similar to the investment objectives and policies of other portfolios that the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Options have the same investment advisers and objectives.

We offer other variable annuity contracts that may invest in the same Investment Options. These contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these contracts, please contact our Service Center.

The following is a list of the Investment Options available under the Contract, the investment advisers and sub-advisers for each Investment Option, the investment objectives for each Investment Option and the primary investments of each Investment Option.


                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                    ASSET CATEGORIES
                                           -----------------------------------

Investment Management      Investment             SB  S  CE   IT  HB  IE  L  L  L  S  M   Objective(s) Primary Investments
Company                    Option                 ho  p  aq   ne  io  nq  a  a  a  m  i
----------------------                            on  e  su   tr  gn  tu  r  r  r  a  d
                                                  rd  c  hi   em  hd  ei  g  g  g  l  -
Adviser/Sub-Adviser                               ts  i   v   r    s  rt  e  e  e  l  C
                                                  -   a   a   mB  Y   ny              a
                                                  T   l   l   eo  i   a   B  V  G  C  p
                                                  e   t   e   dn  e   t   l  a  r  a
                                                  r   y   n   id  l   i   e  l  o  p
                                                  m       t   as  d   o   n  u  w
                                                              t       n   d  e  t
                                                              e       a         h
                                                                      l
 -----------------------------------------------------------------------------------------------------------------------------------
 AIM                      USAZ AIM Basic Value                               X          Long-term     At least 65% of total assets
   o managed by           Fund                                                          growth of     in equity securities of U.S.
     USAllianz Advisers,                                                                capital       issuers that have market
     LLC/ A I M Advisors,                                                                             capitalizations of greater
     Inc.                                                                                             than $500 million and that the
                                                                                                      portfolio managers believe to
                                                                                                      be undervalued.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM Blue Chip                                    X       Long-term     At least 80% of net assets in
                          Fund                                                          growth of     the common stocks of blue chip
                                                                                        capital       with a  companies.
                                                                                        secondary
                                                                                        objective of
                                                                                        current income
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM Dent               X                                 Long-term     Investment in securities of
                          Demographic Trends                                            growth of     companies that are likely to
                          Fund                                                          capital       benefit from changing demo-
                                                                                                      graphic,economic and lifestyle
                                                                                                      trends. May invest up to 25%
                                                                                                      of total assets in foreign
                                                                                                      securities which no more than
                                                                                                      15% of its total assets may be
                                                                                                      invested in securities of
                                                                                                      companies domiciled  in
                                                                                                      developing countries.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ AIM                                    X                 Long-term     At least 80% of net assets in
                          International Equity                                          growth of     marketable equity securities
                          Fund                                                          capital       of foreign companies that are
                                                                                                      listed on a recognized foreign
                                                                                                      securities exchange or traded
                                                                                                      in a foreign over-the-counter
                                                                                                      market.
 -----------------------------------------------------------------------------------------------------------------------------------
  AllianceBernstein       USAZ                                               X          Long-term     At least 65% in dividend
  o  managed by           AllianceBernstein                                             growth of     paying stocks of large
     USAllianzAdvisers,   Growth and Income Fund                                        capital       well-established "blue chip"
     LLC/Alliance Capital                                                                             companies.
     Management L.P.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ                                                  X       Long-term     At least 80% of net assets in
                          AllianceBernstein                                             growth of     equity securities of U.S.
                          Large Cap Growth Fund                                         capital       companies judged by adviser
                                                                                                      likely to achieve superior
                                                                                                      earnings growth.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ                        X                                 Superior      At least 80% of assets in
                          AllianceBernstein                                             long-term     securities of companies
                          Technology Fund                                               growth of     involved with innovative
                                                                                        capital       technologies.
 ----------------------------------------------------------------------------------------------------------------------------------
  Davis                   Davis VA Financial          X                                 Growth of     At least 80% in common stock
   o  managed by Davis    Portfolio                                                     capital       of companies "principally
      Advisors                                                                                        engaged" in financial services
                         -----------------------------------------------------------------------------------------------------------
                          Davis VA Value                                     X          Growth of     Common stock of U.S. companies
                          Portfolio                                                     capital       with market capitalizations of
                                                                                                      at  least $10 billion, which
                                                                                                      adviser believes are of  high
                                                                                                      quality and  whose  shares are
                                                                                                      selling at attractive prices,
                                                                                                      stocksare selected with the
                                                                                                      intention of holding them for
                                                                                                      the long term.
 -----------------------------------------------------------------------------------------------------------------------------------
     Dreyfus              Dreyfus IP Small Cap                                     X    Match         Invests in a representative
   o  managed by The      Stock Index Portfolio                                         performance   sample of stocks included in
      Dreyfus Corporation                                                               of the        the S&P Small Cap 600 Index,
                                                                                        Standard &    and in futures whose
                                                                                        Poors Small   performance is related to the
                                                                                        Cap 600       index, rather than attempt to
                                                                                        Index         replicate the index.
                         -----------------------------------------------------------------------------------------------------------
                          Dreyfus Stock Index                             X             Match total   Invests in all 500 stocks in
                          Fund                                                          return of     the S&P 500 in proportion to
                                                                                        the S&P 500   their weighting in the index.
                                                                                        Composite
                                                                                        Stock Price
                                                                                        Index
 -----------------------------------------------------------------------------------------------------------------------------------
   Franklin Templeton     Franklin Global             X                                 Capital       At least 80% of net assets in
   o  managed by          Communications                                                appreciation  investments of communications
      Franklin            Securities Fund                                               and current   companies. Communications
      Advisers, Inc.                                                                    income        companies are those that are
                                                                                                      primarily engaged in providing
                                                                                                      the  distribution, content and
                                                                                                      equipment related  to the
                                                                                                      creation, transmission or
                                                                                                      processing of information.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Growth and                             X             Capital       Invests mainly in a broadly
                          Income Securities Fund                                        appreciation, diversified portfolio of
                                                                                        with current  equity securities that the
                                                                                        income as a   Fund's manager considers to be
                                                                                        secondary     financially strong but
                                                                                        goal          undervalued by the market.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin High Income                    X                     High current  Invests mainly in debt
                          Fund                                                          income with   securities offering high yield
                                                                                        capital       and expected total return,
                                                                                        appreciation  including securities that are
                                                                                        as a          rated below investment grade
                                                                                        secondary     or unrated.
                                                                                        goal
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Large Cap                                    X       Capital       At least 80% of net assets in
                          Growth Securities Fund                                        appreciation  investments of large
                                                                                                      capitalization  companies. For
                                                                                                      this Fund, large cap companies
                                                                                                      are those with market cap
                                                                                                      values within those of the top
                                                                                                      50% of companies in the
                                                                                                      Russell 100 Index, at the
                                                                                                      time of purchase.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Real Estate        X                                 Capital       At least 80% of net assets in
                          Fund                                                          appreciation  investments of companies
                                                                                        with current  operating in the real estate
                                                                                        income as a   sector. The Fund invests
                                                                                        secondary     primarily in equity real
                                                                                        goal          estate investment trusts
                                                                                                      (REITs).
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Rising                                             X Long-term     At least 80% of net assets in
      Franklin            Dividends Securities                                          capital       investments of companies that
      Advisory            Fund                                                          appreciation. have paid rising dividends.
      Services, LLC                                                                     Preservation
                                                                                        of capital is
                                                                                        an important
                                                                                        secondary
                                                                                        consideration
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Small Cap                                       X    Long-term     At least 80% of net assets in
      Franklin            Fund                                                          capital       investments of small
      Advisers, Inc.                                                                    growth        capitalization companies. For
                                                                                                      this Fund,small cap companies
                                                                                                      are those with market
                                                                                                      capitalization values not
                                                                                                      exceeding (i) $1.5 billion;or
                                                                                                      (ii) the highest market
                                                                                                      capitalization value in the
                                                                                                      Russell 2000(R)Index;whichever
                                                                                                      is greater at the time of
                                                                                                      purchase.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin Small Cap                                       X    Long term     At least 80% of net assets in
      Franklin            Value Securities Fund                                         total return  investments of small
      Advisory                                                                                        capitalization companies. For
      Services, LLC                                                                                   this Fund, small cap companies
                                                                                                      are those with market cap
                                                                                                      values not exceeding 2.5
                                                                                                      billion, at the time of
                                                                                                      purchase. The  Fund's manager
                                                                                                      invests in small companies
                                                                                                      that it believes are
                                                                                                      undervalued.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Franklin U.S.           X                                     Income        At least 80% of its net assets
      Franklin            Government Fund                                                             in U.S. government securities,
      Advisers, Inc.                                                                                  primarily fixed and variable
                                                                                                      rate mortgage-backed
                                                                                                      securities, a substantial
                                                                                                      portion of which is in Ginnie
                                                                                                      Maes.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Zero Coupon    X                                     As high an    At least 80% of net assets in
                          Fund 2005                                                     investment    zero coupon debt securities,
                                                                                        return as is  primarily U.S.Treasury-issued
                                                                                        consistent    stripped securities and
                                                                                        with capital  stripped securities issued by
                                                                                        preservation  the U.S. government and its
                                                                                                      agencies and
                                                                                                      instrumentalities.
                         -----------------------------------------------------------------------------------------------------------
                          Franklin Zero Coupon                X                         As high an    At least 80% of net assets in
                          Fund 2010                                                     investment    zero coupon debt securities,
                                                                                        return as is  primarily U.S.Treasury-issued
                                                                                        consistent    stripped securities and
                                                                                        with capital  stripped securities issued by
                                                                                        preservation  the U.S. government and its
                                                                                                      agencies and
                                                                                                      instrumentalities.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Mutual Discovery                            X                 Capital       Invests mainly in U.S. and
      Franklin Mutual     Securities Fund                                               appreciation  foreign equity securities of
      Advisers, LLC                                                                                   companies that the Fund's
                                                                                                      manager believes are available
                                                                                                      at market prices less than
                                                                                                      their intrinsic value, based
                                                                                                      on certain recognized or
                                                                                                      objective criteria; including
                                                                                                      undervalued stocks,
                                                                                                      restructuring companies and
                                                                                                      distressed companies.
                         -----------------------------------------------------------------------------------------------------------
                          Mutual Shares                                               X Capital       Invests mainly in U.S. equity
                          Securities Fund                                               appreciation, securities that the Fund's
                                                                                        with income   manager believes are available
                                                                                        as a          at market prices less than
                                                                                        secondary     their intrinsic value based on
                                                                                        goal          certain recognized or
                                                                                                      objective criteria, including
                                                                                                      undervalued stocks,
                                                                                                      restructuring companies
                                                                                                      and distressed companies.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          Templeton Developing        X                                 Long-term     At least 80% of net assets in
      Templeton           Markets Securities                                            capital       emerging market investments,
      Asset               Fund                                                          appreciation  primarily equity securities.
      Management, Ltd.
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Templeton                              X                 Long-term     At least 80% of net assets in
      USAllianz           Developed Markets Fund                                        capital       equity securities of companies
      Advisers, LLC/                                                                    appreciation  located in any developed
      Templeton                                                                                       country outside the U.S., with
      Investment                                                                                      particular areas of interest
      Counsel, LLC                                                                                    in Western Europe, Australia,
                                                                                                      Canada, New Zealand, Hong
                                                                                                      Kong, Japan, Bermuda and
                                                                                                      Singapore.
 -----------------------------------------------------------------------------------------------------------------------------------
   Jennison               Jennison 20/20 Focus                                  X       Long-term     Invests in up to 20 value
   o  managed by          Portfolio                                                     growth of     stocks and 20 growth stocks of
      Prudential                                                                        capital       mid-to-large size U.S.
      Investments Fund                                                                                companies.
      Management
      LLC/Jennison
      Associates, LLC
                         -----------------------------------------------------------------------------------------------------------
                          SP Jennison                                 X                 Long-term     Equity-related securities of
                          International Growth                                          growth of     foreign issuers.
                          Portfolio                                                     capital
                         -----------------------------------------------------------------------------------------------------------
                          SP Strategic Partners                           X             Long-term     At least 65% of total assets
                          Focused Growth                                                growth of     in equity-related securities
                          Portfolio                                                     capital       of U.S. companies that the
                                                                                                      adviser believes to have
                                                                                                      strong capital appreciation
                                                                                                      potential.
 -----------------------------------------------------------------------------------------------------------------------------------
   Oppenheimer            Oppenheimer Global                          X                 Long-term     Securities - mainly common
   o  managed by          Securities Fund/VA                                            capital       stocks, but also other equity
      Oppenheimer Funds,                                                                appreciation  securities including preferred
      Inc.                                                                                            stocks and securities
                                                                                                      convertible into common stock
                                                                                                      -of foreign issuers, "growth
                                                                                                      -type" companies, cyclical
                                                                                                      industries and special
                                                                                                      situations the adviser
                                                                                                      believes offer appreciation
                                                                                                      possibilities.
                         -----------------------------------------------------------------------------------------------------------
                          Oppenheimer High                        X                     High level    High-yield fixed-income
                          Income Fund/VA                                                of current    securities of domestic and
                                                                                        income        foreign issuers.
                         -----------------------------------------------------------------------------------------------------------
                          Oppenheimer Main                                X             High total    Common stocks of U.S.
                          Street  Fund/VA                                               return (which companies; other equity
                                                                                        includes      securities -- such as
                                                                                        growth in the preferred stocks and
                                                                                        value of its  securities convertible into
                                                                                        shares as     common stocks; debt
                                                                                        well as       securities.
                                                                                        current income)
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Oppenheimer                                         X    Capital       Invests in companies that have
      USAllianz Advisers, Emerging Growth Fund                                          appreciation  the potential to become
      LLC/Oppenheimer                                                                                 leaders in new emerging
      Funds, Inc.                                                                                     markets.
 -----------------------------------------------------------------------------------------------------------------------------------
   PIMCO                  PIMCO VIT High Yield                    X                     Maximum total At least 80% of assets in
   o  managed by          Portfolio                                                     return,       high-yield securities ("junk
      Pacific Investment                                                                consistent    bonds")rated below investment
      Management Company                                                                with          grade, but at least "B" by
      LLC                                                                               preservation  Moody's or S&P.
                                                                                        of capital and
                                                                                        prudent
                                                                                        investment
                                                                                        management
                         -----------------------------------------------------------------------------------------------------------
                          PIMCO VIT Real Return               X                         Maximum real  At least 65% of its total
                          Portfolio                                                     return,       assets in inflation-indexed
                                                                                        consistent    bonds of varying maturities
                                                                                        with          issued by the U.S. and
                                                                                        preservation  non-U.S. governments, their
                                                                                        of real       agencies or instrumentalities,
                                                                                        capital and   and corporations.
                                                                                        prudent
                                                                                        investment
                                                                                        management
                         -----------------------------------------------------------------------------------------------------------
                          PIMCO VIT Total                     X                         Maximum total At least 65% of assets in
                          Return Portfolio                                              return,       fixed income instruments of
                                                                                        consistent    varying maturities.
                                                                                        with
                                                                                        preservation
                                                                                        of capital and
                                                                                        prudent
                                                                                        investment
                                                                                        management
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ PIMCO NFJ Small                                     X    Long-term     At least 80% of its assets in
      USAllianz Advisers, Cap Value Fund                                                growth of     companies with market
      LLC/ NFJ Investment                                                               capital and   capitalization of between $100
      Group LP and PIMCO                                                                income        million and $1.5 billion at
      Advisors Retail                                                                                 the time of investment.
      Holdings LLC

 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ PIMCO PEA Growth                           X             Long-term     At least 65% of its total
      USAllianz Advisers, & Income Fund                                                 growth of     assets in common stocks of
      LLC/PIMCO Equity                                                                  capital ;     companies with market
      Advisors, LLC                                                                     secondary     capitalizations of more than
                                                                                        emphasis on   $1 billion at the time of
                                                                                        income        investment.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ PIMCO PEA                                              X Long-term     At least 65% of total assets
                          Renaissance Fund                                              growth of     in common stocks of companies
                                                                                        capital and   with below-average valuations
                                                                                        income        whose business fundamentals
                                                                                                      are expected to improve.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ PIMCO PEA Value                               X          Long-term     At least 65% of its total
                          Fund                                                          growth of     assets in common stocks of
                                                                                        capital and   companies with market
                                                                                        income        capitalizations of more than
                                                                                                      $5 billion at the time of
                                                                                                      investment.
 -----------------------------------------------------------------------------------------------------------------------------------
   Seligman               Seligman Small-Cap                                       X    Long-term     At least 80% of net assets in
   o  managed by J. & W.  Value Portfolio                                               capital       common stocks of "value"
      Seligman & Co.                                                                    appreciation  companies with small market
      Incorporated                                                                                    capitalization (up to $2
                                                                                                      billion) at the time of
                                                                                                      purchase  by the  portfolio.
 -----------------------------------------------------------------------------------------------------------------------------------
   USAZ                   USAZ Money Market Fund         X                              Current       At least 80% of total assets
   o  managed by                                                                        income        in portfolio of high quality,
      USAllianz Advisers/                                                               consistent    money market investments.
      Prudential                                                                        with stability
      Investment                                                                        of principal
      Management, Inc.
 -----------------------------------------------------------------------------------------------------------------------------------
   Van Kampen             Van Kampen Capital             X                              Stability of  Invests primarily in U.S
   o managed by Morgan    Preservation Portfolio                                        principal     Government securities,
     Stanley Asset                                                                      while earning securities issued, sponsored
     Management  Inc.                                                                   current       or guaranteed by a federal
     dba Van                                                                            income that   agency or federally sponsored
     Kampen/Dwight Asset                                                                exceeds money agency, investment grade
     Management Company                                                                 market        corporate bonds, mortgage and
                                                                                        rates         asset-backed securities,
                                                                                                      regardless of maturity, and to
                                                                                                      a limited extent, non-dollar
                                                                                                      denominated securities.
 -----------------------------------------------------------------------------------------------------------------------------------
   o managed by           USAZ Van Kampen                                             X Capital       At least 65% of total assets
     USAllianz Advisers,  Aggressive Growth Fund                                        growth        in common stocks and other
     LLC/Van Kampen                                                                                   equity securities the adviser
     Investment Advisory                                                                              believes have an above-average
     Corp.                                                                                            potential for capital growth.
 -----------------------------------------------------------------------------------------------------------------------------------
   o managed by           USAZ Van Kampen                                    X          Capital       Invests primarily in equity
     USAllianz Advisers,  Comstock Fund                                                 growth and    securities, including common
     LLC/Van Kampen                                                                     income        stocks, preferred stocks and
     Asset Management                                                                                 securities convertible into
     Inc.                                                                                             common and preferred stocks.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                                       X       Capital       Invests primarily  in
                          Emerging Growth Fund                                          appreciation  portfolios of common stocks of
                                                                                                      emerging growth companies.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                             X                 Long term     Invests primarily in a
                          Global Franchise Fund                                         capital       non-diversified portfolio of
                                                                                        appreciation  publicly traded equity
                                                                                                      securities  of issuers
                                                                                                      located throughout the
                                                                                                      world that it believes  have,
                                                                                                      among other things, resilient
                                                                                                      business franchises and growth
                                                                                                      potential.
                         -----------------------------------------------------------------------------------------------------------
                          USAZ Van Kampen                                    X          Income and    Invests primarily in
                          Growth and Income Fund                                        long-term     income-producing equity
                                                                                        growth of     securities, including common
                                                                                        capital       stocks and convertible
                                                                                                      securities; also in non-
                                                                                                      convertible  preferred
                                                                                                      stocks and debt  securities
                                                                                                      rated "investment  grade."
 -----------------------------------------------------------------------------------------------------------------------------------
   o  managed by          USAZ Van Kampen                                             X Capital       Invests primarily in common
      USAllianz Advisers  Growth Fund                                                   growth        stocks and other equity
      LLC/Van Kampen                                                                                  securities of growth
      Investment Advisory                                                                             companies.
      Corp.
 -----------------------------------------------------------------------------------------------------------------------------------



Shares of the Investment Options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies, which may or may not be affiliated with Allianz Life of New York. Certain Investment Options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants. Each Investment Option's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken.

We may enter into certain arrangements under which we, or our affiliate (USAllianz Investor Services, LLC, the principal underwriter for the Contracts), are compensated by the Investment Options' advisers, distributors and/or affiliates for the administrative services and benefits which we provide to the Investment Options. The amount of the compensation usually is based on the aggregate assets of the Investment Options or other investment portfolios from contracts that we issue or administer. Some advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant. In addition, our affiliate USAllianz Investor Services, LLC, may receive 12b-1 fees deducted from certain Investment Option assets attributable to the Contract for providing distribution and support services to some Investment Options. Because 12b-1 fees are paid out of an Investment Option's assets on an ongoing basis, over time they will increase the cost of an investment in the Investment Option.

substitution and limitation on further investments

We may substitute another Investment Option for one of the Investment Options you have selected. We may make substitutions with respect to existing investments, the investment of future Purchase Payments, or both. New or substitute Investment Options may have different fees and expenses, and their availability may be limited to certain classes of purchasers. We also may close Investment Options to allocations of Purchase Payments or Contract Value, or both, at any time and at our sole discretion. The fund companies, which sell shares of the Investment Options to us pursuant to participation agreements, may terminate those agreements and discontinue offering their shares to us. We may not substitute any shares without notice to you and prior approval of the SEC, to the extent required by the Investment Company Act of 1940 or other applicable law.

Transfers

You can make transfers among the Investment Options subject to certain restrictions. Transfers may be subject to a transfer fee ( for more information see section 6, Expenses - Transfer fee). We currently allow you to make as many transfers as you want to each Contract Year. We may change this practice in the future. However this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to an Investment Option. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the investment adviser's or our judgment, an Investment Option would be unable to invest effectively in accordance with its investment objectives and policies. Excess trading activity can disrupt management strategy and increase expenses, which are borne by all Contract Owners who allocated Purchase Payments or made transfers to the Investment Options, regardless of their activity. There is no minimum required transfer amount.

The following applies to any transfer:

1) We may choose to not allow you to make transfers during the free look/right to examine period.

2)   Your request for a transfer must clearly state:

|X|      which Investment Options are involved in the transfer; and

|X|      how much the transfer is for.

3) We require a minimum time period between transfers involving the Van Kampen Capital Preservation Portfolio. If you make a transfer out of this Investment Option, you cannot transfer money to the USAZ Money Market Fund for 90 calendar days. This restriction does not prevent the application of new Purchase Payments to the USAZ Money Market Fund. It also does not apply to transfers under the DCA or flexible rebalancing programs.

4)   You cannot make any  transfers  within 7 calendar  days prior to the Income
     Date.

5) After the Income Date, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

6) After the Income Date, you can transfer from a variable Annuity Option to a fixed Annuity Option.

7) Your right to make transfers is subject to modification if we determine, in our sole discretion, that the exercising of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. We may apply restrictions in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. The modifications that we could apply to transfers may include, but are not limited to:

o    the requirement of a minimum time period between each transfer;

o not accepting a transfer request from a registered representative acting on behalf of more than one Contract Owner;

o    limiting the dollar amount that you may transfer at any one time; or

o    not accepting transfer requests received by telephone or fax.

If we impose a minimum time period between each transfer, limit the dollar amount of a transfer and/or restrict the telephone/fax privileges, we will notify you in writing. If we impose any of these restrictions, we may require you to submit instructions in writing.

If we reject a transfer, we will call your registered  representative to request
alternate   instructions.   If  we  are  unable  to  contact   your   registered
representative, we will contact you directly.

We reserve the right to modify the transfer provisions at any time without prior notice to any party subject to the guarantees described above and subject to applicable state law.

Certain  Investment  Options  may  impose   restrictions  on  transfers  between
Investment Options in an affiliated group of Investment Options if the investment adviser to one or more of the Investment Options determines that the Contract Owner requesting the transfer has engaged or is engaging in market timing or other abusive trading activities. In this event, the transfer may be delayed for one or more Business Days. This restriction would only apply to a transfer between two affiliated Investment Options, and in no event would it restrict a withdrawal from an Investment Option. If we receive a transfer instruction that we cannot implement for a period of time because of transfer restrictions, we will implement the instruction in accordance with the transfer restriction policy of the applicable Investment Option. In this event, you will receive a confirmation showing the date and the Accumulation Unit value at which we effected the transaction. We do not assume any responsibility for any delay in order entry caused by an Investment Option's transfer restriction policy. You should review the Investment Option prospectuses regarding any applicable transfer restrictions.

An allocation to the Van Kampen Capital Preservation Portfolio is subject to certain trading restrictions. In the event that you make an allocation to the Van Kampen Capital Preservation Portfolio and subsequently transfer from that option, you cannot transfer to the USAZ Money Market Fund for a period of ninety
(90) calendar days. We will not accept transfer instructions that are contrary to these trading restrictions and will notify you if we are unable to process your request. These trading restrictions will not affect your ability to make full or partial withdrawals (as opposed to transfers) from the USAZ Money Market Fund or the Van Kampen Capital Preservation Portfolio. These restrictions also do not prevent the application of new Purchase Payments to the USAZ Money Market Fund, and they do not apply to transfers under the DCA or flexible rebalancing programs.

Telephone Transfers. You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. We will accept instructions from either you or a Joint Owner unless you instruct us otherwise. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all telephone instructions. We reserve the right to discontinue or modify the telephone/fax transfer privilege at any time and for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. This service may be available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is ours, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer by writing to our Service Center.

Excessive Trading. We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple Contract Owners, the result can be simultaneous transfers involving large amounts of Contract Value. Such transfers can disrupt the orderly management of the Investment Options, can result in higher costs to Contract Owners, and generally are not compatible with the long-range goals of Contract Owners. We believe that such simultaneous transfers effected by such third parties may not be in the best interests of all Contract holders and the management of the Investment Options share this position. Therefore, we may place restrictions designed to prevent any use of a transfer right which we consider to be to the disadvantage of the Contract Owners.

Dollar Cost Averaging (DCA) Program

The DCA program allows you to systematically transfer a set amount of money each month or quarter from any one Investment Option to other Investment Options. The Investment Option(s) you transfer from may not be the Investment Option(s) you transfer to in this program. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Generally,   the  DCA  program   requires  a  $1,500   minimum   investment  and
participation for at least six months

All DCA transfers will be made on the tenth day of the month unless that day is not a Business Day. If it is not, then the transfer will be made the next Business Day. You may elect either program by properly completing the DCA form provided by us. Your participation in the program will end when any of the following occurs:

o   the number of desired transfers has been made;

o you do not have enough money in the Investment Option(s) to make the transfer (if less money is available, that amount will be transferred and the program will end);

o you request to terminate the program (your request must be received at the Service Center by the first of the month to terminate that month); or

o   the Contract is terminated.

If you participate in the DCA program, there are no fees for the transfers we make under this program, we do not currently count these transfers against the free transfers we allow, and you will not be charged additional fees for participating in this program. We reserve the right to discontinue or modify the DCA program at any time and for any reason.

Flexible Rebalancing

You may choose to have us rebalance you account. Once your money has been invested, the performance of the Investment Options may cause your chosen allocation to shift. Flexible rebalancing is designed to help you maintain your specified allocation mix among the different Investment Options. You can direct us to automatically readjust your Contract Value in the Investment Options on a quarterly, semi-annual or annual basis to return to your selected Investment Option allocations. Flexible rebalancing transfers will be made on the 20th day of the month unless that day is not a Business Day. If it is not, then the transfer will be made on the previous Business Day. If you participate in the flexible rebalancing program, there are no fees for the transfers we make under this program, we do not currently count these transfers against any free transfers we allow, and you will not be charged additional fees for participating in this program. We reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason. To terminate your participation in this program, your request must be received at the Service Center by the eighth of the month to terminate that month.

Financial Advisers - Asset Allocation Programs

If you have or establish a relationship with a personal financial adviser and the advisory agreement provides that you will pay all or a portion of your adviser's fees out of your Contract, we will, pursuant to written instructions from you in a form acceptable to us, make a partial withdrawal from the value of your Contract to pay for the services of the financial adviser. Any fee that is withdrawn will be treated as a withdrawal under the terms of this Contract. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution, it may be included in your gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of financial adviser fees from your Contract.

We do not set the amount of the fees charged or receive any portion of the fees from the adviser. We do not review or approve the actions of any adviser, and do not assume any responsibility for these actions.

Voting Privileges

We are the legal owner of the Investment Option shares. However, when an Investment Option solicits proxies in conjunction with a shareholder vote that affects your investment, we will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that it is no longer required to comply with the above, we will vote the shares in our own right.


5.Our General ACCOUNT
--------------------------------------------------------------------------------

Any amounts that you allocate to a fixed Annuity Payment become part of our general account. Our general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

We have not registered our general account as an investment company under the Investment Company Act of 1940, nor have we registered interests in our general account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to our general account.


6.EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are described in detail in this section.

Mortality and Expense Risk (M&E) Charge.

Each Business Day during the Accumulation Phase, we make a deduction from your Separate Account assets for M&E charges. We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units. The amount of the M&E charge during the Accumulation Phase depends on the benefit options that apply. We calculate the M&E charge as a percentage of the average daily assets invested in a subaccount on an annual basis.


                                          M&E Charge
                         ---------------------------------------------
                                         Traditional   Enhanced GMIB
                            No GMIB         GMIB
Traditional GMDB             1.75%          1.95%          2.45%
Enhanced GMDB                1.95%          2.10%          2.60%


If you select a GMIB, we will include a GPWB in your Contract automatically at no additional charge. During the Payout Phase, the M&E charge is 1.75% of the average daily assets invested in a subaccount on an annual basis, regardless of the benefit options that apply.

This charge compensates us for all the insurance benefits provided by your Contract, for example:

|X| our contractual obligation to make Annuity Payments, |X| the death benefits,
|X| certain expenses related to the Contract, and |X| for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract.

If the M&E charge is sufficient to cover such costs and risks, any excess will be profit to us. We anticipate making such a profit, and using it to cover distribution expenses as well as the cost of providing certain features under the Contract.

Contract Maintenance Charge

On each Contract Anniversary during the Accumulation Phase, we deduct $30 from the Contract Value as a contract maintenance charge. The charge is assessed on the last day of each Contract Year. The charge is deducted pro rata from the Investment Options as set out in your Contract.

We will not deduct the charge if your Contract Value is at least $75,000 at the time we are to deduct the charge. If you own more than one Contract offered under this prospectus, we will determine the total value of all your Contracts. If the total value of all Contracts registered under the same social security number is at least $75,000, we will not assess the contract maintenance charge. If the Contract is owned by a non-individual (e.g., a qualified plan or trust), we will look to the Annuitant to determine if we will assess the charge.

If you make a full withdrawal from your Contract on a date other than on a Contract Anniversary, we will deduct the full contract maintenance charge. During the Payout Phase, we will collect the charge monthly out of each Annuity Payment.

The charge is for administrative expenses such as: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and system costs.


Withdrawal charge

During the Accumulation Phase, you can make withdrawals from your Contract. A withdrawal charge applies if all or part of the amount withdrawn is from Purchase Payments we received within two years before the withdrawal.

For purposes of calculating any withdrawal charge, we withdraw Purchase Payments on a "first-in-first-out" (FIFO) basis. We treat amounts withdrawn from your Contract in the following order:

1. First, we withdraw any Purchase Payments that are beyond the withdrawal charge period shown in your Contract (i.e. Purchase Payments that are two or more years old). We do not assess a withdrawal charge on these Purchase Payments.

2. Next, we withdraw Purchase Payments that are within the withdrawal charge period shown in your Contract. We do assess a withdrawal charge on these payments. However, withdrawing payments on a FIFO basis may help reduce the amount of the total withdrawal charge you will pay because the withdrawal charge declines over time. We determine your total withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage and then totaling the charges.

3. Finally, we withdraw any Contract earnings. We do not assess a withdrawal charge on Contract earnings.

We keep track of each Purchase Payment you make and the amount of the withdrawal charge depends upon the length of time since you made your Purchase Payment. The charge as a percentage of each Purchase Payment withdrawn is:

                           Number of Complete Years
                       Since Receipt of Purchase Payment        Charge
                       ---------------------------------        ------
                                     0                            8%
                                     1                            7%
                                2 years or more                   0%


After we have had a Purchase Payment for two full years, there is no withdrawal charge if you withdraw that Purchase Payment. We calculate the withdrawal charge at the time of each withdrawal.

The amount we actually deduct from your Contract will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount and we pay you the amount you requested.

Example: Assume you purchase a Contract with an initial Purchase Payment of $25,000 and you make no additional Purchase Payments. You request a partial withdrawal from your Contract on your first Contract Anniversary of $1,000 and there is a withdrawal charge of 7%. The total partial withdrawal amount we actually deduct from your Contract is $1,075.27 and we pay you $1,000. We determine this amount as follows:

   amount requested             or      $1,000         =      $1,075.27
------------------------                ------
1  -  withdrawal charge                  0.93

For partial withdrawals, we deduct the charge from the remaining Contract Value and we deduct it pro rata from the Investment Option(s). We do not assess the withdrawal charge for amounts paid out as Annuity Payments or death benefits. The withdrawal charge compensates us for expenses associated with selling the Contract.

Withdrawals may be subject to a 10% penalty tax in addition to any income taxes due.

NOTE: For tax purposes, withdrawals are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

Reduction or Elimination of the Withdrawal Charge. We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce its sales expenses, for example, if there is a large group of individuals that will be purchasing the Contract or if a prospective purchaser already has a relationship with us. We may choose not to deduct a withdrawal charge under a Contract issued to an officer, director or employee of Allianz Life of New York or any of its affiliates. Also, we may reduce or waive the withdrawal charge when a Contract is sold by a registered representative appointed with Allianz Life of New York to any members of his or her immediate family and the commission is waived. We require our prior approval for any reduction or elimination of the withdrawal charge.

Transfer Fee

You can currently make 12 free transfers every Contract Year. If you make more than 12 transfers in a Contract Year, we will deduct a transfer fee of $25 for each additional transfer. Currently we deduct this fee only during the Accumulation Phase, but we reserve the right to also deduct this fee during the Payout Phase. We reserve the right to restrict the number of transfers to 12 transfers per Contract Year and reserves the right to charge for any transfer. We will deduct the transfer fee from the Investment Options from which the transfer is made. If you transfer the entire amount in the Investment Option, then we will deduct the transfer fee from the amount transferred. If you are transferring from multiple Investment Options, we will treat the transfer as a single transfer and we will deduct any transfer fee proportionally from the source accounts if you transfer less than the entire amount in the accounts. If the transfer is part of the DCA or flexible rebalancing programs, there is no fee for the transfer and the transfer will not currently count against any free transfers we allow.

Premium Taxes

Premium taxes are not generally applicable to your Contract since they are not currently assessed in the state of New York. However, we reserve the right to make a deduction from your Contract Value for these taxes if the State of New York enacts legislation requiring premium tax payments or if the Contract Owner lives in a state where premium tax is applicable. In states where the premium tax applies, it is our current practice not to charge you for these taxes until the Income Date, until you make a full withdrawal or you die. We may change this practice in the future and charge you for the tax when it is due. Premium taxes are generally 3.5% or less depending on the state.

Income Taxes

We reserve the right to deduct from the Contract any income taxes that it may incur because of the Contract. Currently, we are not making any such deductions.

Investment Option Expenses

There are deductions from the assets of the various Investment Options for operating expenses (including management fees) which are described in the table of annual operating expenses for each Investment Option that appears in the appendix of this prospectus and in the prospectuses for the Investment Options. These charges apply during the Accumulation and Payout Phases if you make allocations to the Investment Options.


7.TAXES
--------------------------------------------------------------------------------
NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. We have included additional information regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see the following dicussions).

If you do not purchase the Contract under a tax qualified retirement plan your Contract is referred to as a Non-Qualified Contract. When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and income may be taxed as ordinary income every year.

Qualified Contracts

If you purchase the Contract under a pension or retirement plan that is qualified under the Code, your Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

We currently issue the following types of Qualified Contracts:

o Traditional Individual Retirement Annuity. Section 408 of the Code permits eligible individuals to maintain Individual Retirement Annuities (IRAs). IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase.

o Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.

o Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of compensation included in the Contract Owner's income and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Distributions from a Roth IRA generally are not taxed until after the total amount distributed from the Roth IRA exceeds the amount contributed to the Roth IRA. After that, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
     (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA.

o TSA or 403(b) Contracts. Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. 90-24 transfers from existing TSA or 403(b) Contracts are the only currently accepted contributions under a TSA or 403(b) Contract. However, this may change in the future.

Qualified Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under sections of the Code where the assets are invested under this Contract. The plan is both the Contract Owner and the Beneficiary. The authorized signatory for the plan must make representation to us that the plan is qualified under the Code on the Issue Date and will continue to be qualified for the entire Accumulation Phase of the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting will be the responsibility of the plan.

Multiple Contracts

The Code provides that multiple non-qualified deferred annuity contracts that are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity Contract in any calendar year period.

Distributions - Non-Qualified Contracts

You, as the owner, generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as Annuity Payments. When you make a withdrawal, you are generally taxed on the amount of the withdrawal from your Contract that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the Annuity Payments. Annuity Payments received after the payee has received all of the Purchase Payment are fully included in income.

If the value of your Contract exceeds your Purchase Payment, any withdrawal generally will be included in taxable income to the extent of earnings in your Contract. The Code also provides that any amount received under an annuity contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for amounts:

1) paid on or after you reach age 59 1/2;

2) paid after you die;

3) paid if you become totally disabled (as that term is defined in the Code);

4) paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

5) paid as Annuity Payments under an immediate annuity; or

6) that come from Purchase Payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

DISTRIBUTIONS -- QUALIFIED CONTRACTS

The Internal Revenue Service has issued new final and proposed regulations regarding required distributions from tax qualified retirement plans. You should consult with your qualified plan sponsor and tax adviser to determine how these new rules affect the distribution of your benefits. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs.

The Code also provides that any amount received under a Qualified Contract, which is included in income, may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is included in income. Some distributions will be exempt from the penalty. There is an exception to this 10% penalty tax for:

1)   distributions made on or after the date you reach age 59 1/2;

2)   distributions   following  your  death  or  disability  (for  this  purpose disability is as defined in Section 72(m)(7) of the Code);

3) distributions that are part of a series of substantially equal periodic payments made at least yearly for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated Beneficiary;

4) distributions made to you to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 for amounts paid during the taxable year for medical care;

5)   distributions made on account of an IRS levy upon the Qualified Contract;

6) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);

7) distributions from an IRA made to you to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the taxable year;

8)   distributions  from  an  IRA  which  are  qualified   first-time  homebuyer
     distributions (as defined in Section 72(t)(8) of the Code);

9) for TSA or 403(b) Contracts, distributions made to an employee after separation from service after age 55; and

10) distributions made to an alternate payee pursuant to a qualified domestic order (does not apply to an IRA).

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1/2 or five years from the Income Date, then the tax for the year of the modification is increased by the 10% penalty tax but for the exception, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above.

Generally, distributions from a Qualified Contract must commence no later than the required beginning date. For IRAs, the required beginning date is April 1 of the calendar year, following the year in which you attain age 70 1/2. For TSA or 403(b) Contracts, the required beginning date is April 1 of the calendar year following the later of the calendar year in which you reach age 70 1/2 or retire. Generally, required distributions must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. It is unclear whether a partial withdrawal will have an adverse impact on the determination of required minimum distributions. If you are receiving Annuity Payments or are age 70 1/2 or older, you should consult with a tax adviser before taking a partial withdrawal.

The following distributions are not allowed prior to age 59 1/2, separation from service, death or disability:

o salary reduction contributions made in years beginning after December 31, 1988;

o    earnings on those contributions; and

o earnings on amounts held as of the last year beginning before January 1, 1989.

Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. We do not currently support hardship withdrawals and other liquidity benefits under TSA or 403(b) Contracts.

DIVERSIFICATION

The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life of New York would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent Contract Owners are permitted to select Investment Options, to make transfers among the Investment Options or the number and type of Investment Options Contract Owners may select from without being considered the owner of the shares. If any guidance is provided, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Investment Options.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.


8.ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


You can have access to the money in your Contract:

o by making a withdrawal;

o by receiving Annuity Payments; or

o when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase. When you make a full withdrawal, you will receive the Contract Value on the day the withdrawal request is received at the Service Center:

o less any applicable withdrawal charge, and

o less any contract maintenance charge.

(For a discussion of the Contract charges see section 6, Expenses.)

Unless you instruct us otherwise, we will make any partial withdrawal pro rata from the Investment Options. Your Contract Value after a partial withdrawal must meet the minimum set forth in your Contract. We reserve the right to treat a request for a withdrawal that would reduce your Contract Value below the minimum set forth in your Contract.

We will pay the amount of any withdrawal from the Investment Options within seven (7) days of when we receive your request in good order unless the suspension of payments or transfers provision is in effect (see below).

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. Withdrawals from TSA or 403(b) Contracts may be restricted (see section 7, Taxes.)

GUARANTEED PARTIAL WITHDRAWAL BENEFIT (GPWB)

If you choose to include a GMIB in your Contract, you will automatically receive a GPWB for no additional charge. You can not exercise the GPWB until your tenth Contract Anniversary and it can only be exercised within 30 days of a Contract Anniversary. If you annuitize the Contract the GPWB cancels.

If you exercise the GPWB, you will receive guaranteed annual payments in the form of partial withdrawals up to 10% of your GPWB value. Before you exercise the GPWB, your GPWB value is equal to your GMIB value. Once you exercise your GPWB, each GPWB payment will reduce the remaining GPWB and GMIB value. Also, any additional partial withdrawals that you make in excess of your GPWB payment will reduce the remaining GPWB value by the percentage of the Contract Value you withdraw (including any withdrawal charge) for each withdrawal you make. We will deduct the amount of your GPWB payment pro rata from your Investment Options.

Withdrawal charges will not apply to amounts withdrawn for GPWB payments. However, withdrawal charges will apply to any additional partial withdrawals you make in excess of the GPWB payment. GPWB payments will be taxed in the same manner as a withdrawal.

If you exercise the GPWB, you can no longer make additional Purchase Payments. We will continue to allocate your Contract Value among the Investment Options according to your instructions while the GPWB is in effect. You can also continue to make transfers between the Investment Options (subject to certain restrictions set out in section 4, Investment Options - Transfers) while the GPWB is in effect.

You cannot receive GPWB payments and payments under the systematic withdrawal or minimum distribution programs at the same time. Once you elect to receive GPWB payments, your participation in the systematic withdrawal program or the minimum distribution program will stop.

The Traditional GMIB, the Enhanced GMIB, the Traditional GMDB and the Enhanced GMDB values freeze once you elect to begin receiving GPWB payments. However, we will continue to adjust these values by:

|X|  reducing them for each GPWB payment you receive, and;

|X| if you make any additional partial withdrawals, we will reduce them by the percentage of the Contract Value you withdraw in excess of your GPWB payment (including any withdrawal charge) for each withdrawal you make.

In addition,  an election to begin  receiving GPWB payments will not freeze your
Contract  Value,   with  the  result  that  the  Contract  Value  available  for withdrawal, annuitization and as a death benefit will continue to fluctuate.

Once you exercise your GPWB, we will make GPWB payments to you on the 30th day after your Contract Anniversary unless that day is not a Business Day. If the 30th day after your Contract Anniversary is not a Business Day, we will make payment to you on the next Business Day.

Annual payments under the GPWB will generally continue until the GPWB value is less than your annual GPWB payment, at which time we will pay you the balance of your GPWB value. If you make no additional partial withdrawals while the GPWB is in effect, we would pay the GPWB value to you within ten years of the time you exercise the benefit. At the time the last GPWB benefit has been paid, you have the option of either annuitizing your Contract or receiving a lump-sum payment of the remaining Contract Value (less any withdrawal charges). We will send you notice at least 30 days before the last GPWB payment date to ask for your instructions. If we do not receive any instructions by the date we make the last GPWB payment, we will pay you the remaining value in a lump-sum.

Once you exercise the GPWB you may elect to stop receiving GPWB payments and instead receive Annuity Payments. You can either receive Annuity Payments under your GMIB feature or you can elect to annuitize your remaining Contract Value under a fixed and/or variable Annuity Option. You can elect to switch from GPWB payments to Annuity Payments based on your GMIB value any time within 30 days of a Contract Anniversary and before we make a GPWB payment to you. You can elect to switch from GPWB payments to Annuity Payments based on your Contract Value at any time.

Systematic Withdrawal Program

If your Contract Value is at least $25,000, the systematic withdrawal program provides automatic monthly or quarterly payments to you. The minimum amount you can withdraw under the program is $500. All systematic withdrawals will be made on the ninth day of the month unless that day is not a Business Day. If it is not, then we will make the withdrawal on the previous Business Day. Withdrawals under this program are subject to any applicable withdrawal charge. Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals. You cannot exercise the GPWB and participate in the systematic withdrawal program at the same time.

Minimum Distribution Program

If you own a Qualified Contract, you may elect to participate in the minimum distribution program. Under this program, we will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. These distributions may be subject to a withdrawal charge. We can make payments to you on a monthly, quarterly, or annual basis. If your Contract Value is less than $25,000 we will only make payments annually.


You cannot participate in the systematic withdrawal program and the minimum distribution program at the same time. You also cannot exercise the GPWB and participate in the minimum distribution program at the same time. The minimum distribution program is not currently supported under TSA or 403 (b) Contracts, however, this may change in the future.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of the Investment Option shares is not reasonably practicable or Allianz Life cannot reasonably value the Investment Option shares;

4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.


9.PERFORMANCE AND ILLUSTRATIONS
--------------------------------------------------------------------------------


We periodically advertise performance of the divisions of the Separate Account (also known as subaccounts). We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the M&E charge and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and withdrawal charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the M&E charge, the contract maintenance charge, the withdrawal charge and the expenses of the Investment Options.

Certain Investment Options have been in existence for some time and have investment performance history. In order to demonstrate how the actual investment experience of the Investment Options may affect your Accumulation Unit values, we have prepared performance information that can be found in the SAI. This performance information may date from the inception date of the Investment Options, which generally will pre-date the initial offering date of the Contracts. Performance has been adjusted to reflect certain Contract expenses. Performance information for the Investment Options without Contract charges and expenses may also be advertised; see the Investment Option prospectuses for more information.

In the future we may also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how we calculate performance can be found in the SAI.

Any performance advertised is based on historical data. It does not guarantee future results of the Investment Options.

We may also provide illustrations to customers. These illustrations may provide hypothetical depictions of either the "pay-in" or Accumulation Phase, or the Annuity Payment or "pay-out" phase. Illustrations may be based upon historical performance of the Investment Options, as adjusted for certain expenses. (Any adjusted historical performance information will be accompanied by "standardized" performance information.) In the alternative, certain illustrations may be based upon assumed rates of return not to exceed 12%. As another illustration alternative, we may use the Standard & Poor's 500 Composite Price Index or other recognized investment benchmark to show how values may vary. "Pay-in" and "pay-out" illustration may have various features as follows:

o Pay-in illustrations assume an initial lump sum Purchase Payment and are designed to show how adjusted historical performance or assumed rates of return would have affected Contract values, withdrawal values, or the death benefit. Pay-in illustrations may also be designed to show the effect of periodic additional Purchase Payments and withdrawals. Pay-in illustrations based upon adjusted historical performance may assume that monies are allocated to a single Investment Option or to multiple Investment Options. In the event that monies are hypothetically allocated to multiple Investment Options, performance may be shown on a weighted aggregate basis. Dollar cost averaging illustrations, which are based upon adjusted historical performance, would compare the hypothetical effect of a lump sum Purchase Payment into the specified Investment Options, as contrasted with dollar cost averaging into the Investment Options over some period.

o Pay-out illustrations are designed to show the hypothetical effect of annuitizing a Contract, or receiving a stream of periodic payments. These illustrations may depict either a variable annuitization or a fixed annuitization or a combination of a fixed and variable annuitization. A variable pay-out illustration would be based upon a combination of adjusted historical performance or on the historical returns of an investment benchmark, an assumed investment return (AIR), and the Annuitant's age whereas a fixed pay-out illustration would be based upon the annuitant's age, the pay-out option selected, and the pay-out factor rates currently in effect on the date of the illustration. Variable pay-out illustrations may also show the portion of each pay-out that is subject to income tax and the portion that is non-taxable. Where applicable, a payout illustration will show the effect of the GMIB or GMDB value that is credited to a Contract in the event of certain annuitizations or death benefit payouts. In addition to variable and fixed pay-out illustrations, an illustration may also be prepared showing the effect of required minimum distribution payments from Qualified Contracts.

We will calculate the values illustrated reflecting the deduction of Investment Option expenses for the specific Investment Options selected and the M&E charges. Contract maintenance charges may or may not be deducted. For assumed rate or investment benchmark pay-in illustrations, where no Investment Options are selected, an arithmetic average of Investment Option expenses will be reflected. The amount of the M&E charges will vary, depending upon the benefit options you select. For withdrawal values, the withdrawal charge is also reflected. Illustrations will not reflect the deduction of any Federal or state income tax or penalties.

The illustrations that we give to customers are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return. More detailed information about customer illustrations is found in the appendix to the SAI.


10.DEATH BENEFIT
--------------------------------------------------------------------------------


At the time you purchase the Contract, you may be able to select one of two death benefit options. If you do not make a selection, the Traditional GMDB will apply to your Contract. The Enhanced GMDB is available at Contract issue for an additional mortality and expense risk charge if all owners are age 79 or younger. The Enhanced GMDB does not provide any additional benefit before the first Contract Anniversary and it may not be appropriate if any owner is age 75 to 79 on the Issue Date because the benefit values may be limited after age 81.

You may only select one death benefit and once you select a death benefit you cannot change or cancel it. Be sure to discuss with your registered representative whether your selected death benefit is appropriate for your situation.

If you own the Contract jointly, we will use the age of the older Contract Owner to determine the death benefit. If the Contract is owned by a non-individual (for example, a qualified plan or trust), we may base the death benefit on the Annuitant.

Please refer to the applicable endorsements to your Contract for the specific terms and conditions of the death benefits.

Upon Your Death

If any owner dies during the Accumulation Phase, we will pay a death benefit to your Beneficiary. If any owner dies during the Payout Phase, the Beneficiary becomes the Contract Owner and any benefit will be as provided for in the Annuity Option selected. If the Contract is owned by a non-individual, then all references to you mean the Annuitant.

Any part of the death benefit amount that had been invested in the Investment Options remains in the Investment Options until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Investment Options will be subject to investment risk that will be borne by the Beneficiary.

In the case of Joint Owners, if one Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. We will treat any other Beneficiary designation on record at the time of death as a contingent Beneficiary. Joint Owners must be spouses.

Traditional guaranteed minimum death benefit (Traditional GMDB)

If the Traditional GMDB applies, the amount of the death benefit will be the greater of 1 or 2.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center;

2. The total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made.


enhanced guaranteed minimum death benefit (enhanced GMDB)

If the Enhanced GMDB applies, the amount of the death benefit will be the greater of 1, 2 or 3.

1. The Contract Value determined as of the end of the Business Day during which both due proof of death and an election of the death benefit payment option have been received at our Service Center;

2. The total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made; or

3. The Maximum Anniversary Value before the exercise of the GPWB (if applicable) determined as of the end of the Business Day during which both due proof of death and election of the death benefit payment option have been received at our Service Center.

The Maximum Anniversary Value (MAV). It is initially equal to your Purchase Payment.

On each Business Day other than a Contract Anniversary and before the date of your death, the MAV is equal to:
|X| its value on the immediately preceding Business Day, |X| plus any additional Purchase Payments received that day, and |X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you make that day.

On every Contract Anniversary prior to your 81st birthday and before the date of your death, the MAV is equal to:

|X| the highest Contract Value that occurred on any Contract Anniversary, |X| plus subsequent additional Purchase Payments you made since that
    Contract Anniversary, and
|X| minus the percentage of any Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made since that Contract Anniversary.

Beginning with the Contract Anniversary that occurs on or after your 81st birthday and before the date of your death, we calculate the MAV in the same way that we do on any Business Day other than a Contract Anniversary.

The MAV freezes on the date you exercise the GPWB (if applicable).

The Traditional GMDB and the Enhanced GMDB values freeze once you elect to begin receiving GPWB payments. However, we will continue to adjust these values by:

|X|   reducing them for each GPWB payment you receive; and

|X| If you make any additional partial withdrawals, we will reduce them by the percentage of the Contract Value you withdraw in excess of your GPWB payment (including any withdrawal charge) for each withdrawal you make.

In addition, these values will continue to fluctuate to the extent that they are based upon Contract Value.

At the time the last GPWB benefit has been paid, you have the option of either annuitizing your Contract or receiving a lump-sum payment of the remaining Contract Value (less any withdrawal charge).

Death Benefit Examples

o You purchase the Contract with an initial Purchase Payment of $100,000. You are the only owner.

o    You make no additional Purchase Payments.

o    The MAV on the ninth Contract Anniversary is $180,000.

o You take a partial withdrawal of $20,000 (this includes the withdrawal charge) in the tenth Contract Year when the Contract Value on the date of (but prior to the partial withdrawal) is $160,000. You take no other partial withdrawals.

o The Contract Value on the tenth Contract Anniversary is $140,000. o You have not yet reached your 81st birthday as of the tenth Contract Anniversary.

NOTE: The mortality and expense risk charges are higher for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB. If the differences in these charges were reflected in the assumptions listed above the Contract Values would be lower for Contracts with the Enhanced GMDB than for Contracts with the Traditional GMDB.

Traditional GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of 1 or 2:

         1) Contract Value:                                                     $140,000
                                                                                ========

         2) The total Purchase Payments                                          $100,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $100,000 =         -  12,500
                                                                                ---------
                                                                                $ 87,500


Therefore,  the death benefit under the  Traditional  GMDB on the tenth Contract
Anniversary is $140,000.

Enhanced GMDB:

We calculate the death benefit on the tenth Contract Anniversary as the greater of 1, 2 or 3:

         1) Contract Value:                                                     $140,000.00
                                                                                ===========

         2) The total Purchase Payments                                           $100,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $100,000 =           -  12,500
                                                                                  ---------
                                                                                   $ 87,500

         3) The MAV:
               The MAV on the ninth Contract Anniversary                           $180,000
               Minus the percentage of Contract Value
                 withdrawn:   ($20,000 / $160,000) = 0.125 x $180,000 =          -  22,500
                                                                                 ---------
                                                                                 $157,500

Therefore, the Enhanced GMDB value on the tenth Contract Anniversary is equal to $157,500.

Death Benefit Payment options

If you have not previously designated a death benefit payment option, a Beneficiary must request the death benefit be paid under one of the death benefit payment options below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract Value, or if greater, the death benefit value. An election by the spouse to continue the Contract must be made in a form satisfactory to us at our Service Center within 60 days after the death benefit first becomes payable by us. If a lump sum payment is requested, the amount will be paid within seven days of receipt of proof of death and the valid election, including any required governmental forms, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or state forms.

Option A: lump-sum payment of the death benefit. We will not deduct the contract maintenance charge at the time of a full withdrawal if the distribution is due to death.

Option B: payment of the entire death benefit within five years of the date of the any owner's death. We will assess the full contract maintenance charge on each Beneficiary's portion on each Contract Anniversary.

Option C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of any owner's death. We will continue to assess the full contract maintenance charge on each Beneficiary's portion share pro rata over the Annuity Payments.

We must distribute any portion of the death benefit not applied under an Annuity Option within one year of the date of the Contract Owner's death within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump-sum, he/she may only make such an election during the 60 day period after the day that the lump-sum first became payable.

If any owner dies during the Payout Phase and you are not the Annuitant, any remaining Annuity Payments under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

Death of the Annuitant

If the Annuitant, who is not an owner, dies during the Accumulation Phase, you will become the Annuitant unless you designate another Annuitant within 30 days of the death of the Annuitant. However, if the Contract is owned by a non-individual (for example, a qualified plan or trust), then we will treat the death of the Annuitant as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.


11. OTHER INFORMATION
--------------------------------------------------------------------------------


ALLIANZ LIFE OF NEW YORK

Allianz Life of New York was organized under the laws of the state of New York, We offer fixed and variable annuities and group life, accident and health insurance products. We are licensed to do direct business in six states, including New York and the District of Columbia. We are a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

The Separate Account

We established Allianz Life of NY Variable Account C (the Separate Account) under New York insurance law on February 26, 1988. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

The Separate Account holds the assets that underlie the Contracts, except assets allocated to our general account. We keep the Separate Account assets separate from the assets of our general account and other separate accounts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account without regard to the performance of other investment accounts. The Separate Account's assets may not be used to pay any of our liabilities other than those arising from the Contracts. If the Separate Account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Distribution

Our affiliate, USAllianz Investor Services, LLC (USAllianz) serves as principal underwriter for the Contracts. USAllianz, a limited liability company organized in Minnesota, is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. USAllianz is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the NASD. More information about USAllianz is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

Commissions will be paid to broker/dealers who sell the Contracts. Broker/dealers will be paid commissions up to 5% of Purchase Payments. Sometimes, we enter into an agreement with the broker/dealer to pay the broker/dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 5% of Purchase Payments).

Other compensation options also may be made available. USAllianz may enter into selling agreements with other broker/dealers registered under the 1934 Act. Under the agreements with those broker/dealers, the commission paid to the broker/dealer on behalf of the registered representative will not exceed those described above; selling firms may retain a portion of commissions. We may pay additional expenses.

In addition, we may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). We may also periodically pay certain sellers a commission bonus on aggregate sales for special promotional programs.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Contract owners or the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

ADDITIONAL CREDITS FOR CERTAIN GROUPS

We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.

Administration

We have hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Options, will be mailed to your household, even if you or other persons in your household have more than one contract issued by Allianz or an affiliate. Call us at the toll-free number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.

financial statements

The consolidated financial statements of Allianz Life of New York and the Separate Account have been included in the Statement of Additional Information.

12. Glossary
--------------------------------------------------------------------------------


This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms that are defined below and are capitalized in the prospectus.

Accumulation Phase - the period of time before you elect to begin receiving Annuity Payments. Generally, you can make additional Purchase Payments during this time.

Accumulation Unit - the units into which we convert amounts invested in the subaccounts during the Accumulation Phase.

Annuitant - the natural person upon whose life the Annuity Payments are based. The Annuitant may be required to be the Contract Owner if the Contract is a Qualified Contract. The Contract Owner names the Annuitant at Contract issue.

Annuity Options - the income or payout options available under your Contract.

Annuity Payments - payments made by us to the payee (you or someone you designate) pursuant to the Annuity Option chosen. Annuity Payments may be variable, fixed or a combination of both variable and fixed.

Annuity Unit - the units into which we convert amounts invested in the Investment Options during the Payout Phase.

Beneficiary - the person(s) or entity the Contract Owner names to receive any death benefit. The Beneficiary is named at Contract issue. Unless an irrevocable Beneficiary has been named, the Contract Owner can change the Beneficiary or contingent Beneficiary. If no Beneficiary is named, the owner's estate becomes the Beneficiary.

Business Day - each day on which the New York Stock Exchange is open for trading, except when an Investment Option does not value its shares. Allianz Life of New York is open for business on each day that the New York Stock Exchange is open. Our Business Day closes when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Contract - the deferred annuity contract corresponding to this prospectus that allows you to accumulate money tax deferred by making one or more Purchase Payments. It provides for lifetime or other forms of Annuity Payments beginning on the Income Date.

Contract Anniversary - An anniversary of the Issue Date of your Contract.

Contract Owner - "you", "your" and "yours". The person or entity named in the Contract who may exercise all rights granted by the Contract. The Contract Owner is designated at Contract issue, unless changed.

Contract Value - on any Business Day we calculate the Contract Value by multiplying the Accumulation Unit value in each subaccount by the number of Accumulation Units for each subaccount and adding these result together.

Contract Year - any period of twelve (12) months commencing with the Issue Date and each Contract Anniversary thereafter.

Income Date - the date that you begin receiving Annuity Payments under your Contract. This date must be the first day of a calendar month.

Investment Options - the variable Investment Options available under the Separate Account. You may not invest in more than ten Investment Options at any one time. We may add, substitute or remove Investment Options in the future.

Issue Date - the date as shown on the Contract that starts the first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.

Joint Owners - a Non-Qualified Contract can be owned by up to two Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner.

Non-Qualified Contract - a Contract that is not purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code.

Payout Phase - the phase your Contract is in once Annuity Payments begin.

Purchase Payment - the money you put in the Contract.

Qualified Contract - a Contract purchased under a pension or retirement plan qualified under sections of the Internal Revenue Code (e.g. 401(k) and H.R. 10 plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA, 403(b), or "90-24 transfer" contracts). Currently we issue Qualified Contracts which include but may not be limited to Roth IRAs, Traditional IRAs, Simplified Employee Pension (SEP) IRAs and TSA, 403(b) transfer Contracts ("90-24 transfers").

Separate Account - Allianz Life of NY Variable Account C is the Separate Account that issues your Contract. It is a separate investment account of Allianz Life of New York. The Separate Account holds the assets invested in the Investment Options that underlie the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a single Investment Option.

Service Center - The USAllianz Service Center. Our Service Center address and phone number are at the back of this prospectus.

13.   TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
Allianz Life of New York.........................   2
Ratings Agencies.................................   2
Experts..........................................   2
Legal Opinions...................................   2
Distributor......................................   2
Reduction or Elimination of the
    Withdrawal Charge............................   2
Calculation of Performance Data..................   3
       Total Return..............................   3
       Yield.....................................   4
       Performance Ranking.......................   5
       Performance Information...................   5
Illustrations...................................   11
Federal Tax Status...............................  11
       General...................................  11
       Diversification...........................  12
Multiple Contracts...............................  13
Partial 1035 Exchanges..........................   13
Contracts Owned by
           Other Than Natural Person.............  13
Assignments, Pledges and
           Gratuitous Transfers..................  13
Death Benefits...................................  14
Income Tax Withholding...........................  14
Required Distributions...........................  14
           Tax Treatment of Distributions -
           Non-Qualified Contracts...............  15
Qualified Contracts..............................  15
Tax Treatment of Distributions -
           Qualified Contracts...................  17
Tax- Sheltered Annuities - Withdrawal............
           Limitations ..........................  18
Annuity Provisions...............................  19
       Annuity Unit Value........................  19
Mortality and Expense Risk Guaranteed...........   20
Financial Statements.............................  20
Appendix A - Illustrations.......................  21

--------------------------------------------------------------------------------
14. Privacy Notice
--------------------------------------------------------------------------------
A Notice About Your Nonpublic Financial and Health Information (February 2003)

We Care About Your Privacy!

This notice is required by federal and state privacy laws. It describes the privacy policy of Allianz Life of New York and its family of companies listed below. Your privacy is a high priority for us. It will be treated with the highest degree of confidentiality. We need to collect certain information from you so that we can provide insurance products to you. We are committed to maintaining the privacy of this information in accordance with law. All persons with access to this information must follow this policy.

We Collect The Following Information:

o Information from you--received from our insurance and annuity applications, claim forms or other forms ; examples are: your name; address; and date of birth;

o Information about your transactions with us--examples are: your account balances; and your payment history;

o Information from third parties--from consumer reporting agencies; examples are: credit reports; and employment data.

We May Disclose The Following Information:

We disclose information such as your name; address; and policy information: o To our service providers--such as persons who: collect premiums; investigate claims; and administer benefits; o As permitted by law--examples are:to government regulators; to law enforcement agencies; and related to court orders;
o Other circumstances--examples are: to consumer reporting agencies to obtain underwriting information; to medical professionals to process your claim; to your insurance agent so he or she can perform services for you.

Confidentiality And Security Of Your Information:

o We protect your information. The only persons who have access to your information are those who must have it to provide our products and services to you.

o If we become aware that any of your information is incorrect, we will make an effort to correct it.

o    We do not sell your information to others.

Information About Our Former Customers:

Information about our former customers is retained by us on a secure basis. If any disclosure of your information is made, it would be as described in this notice. We do not disclose any information about our former customers except as allowed or required by law.

The Following Applies Only To AZ, CA, CT, GA, IL, KS, MA, ME, MN, MT, NV, NJ, NC, OH, OR, VA residents:

o You have a right to access and request correction of your information that is retained by us.

o Information obtained from a report prepared by an insurance support agency may be retained by the agency and disclosed to other persons.

The Following Applies Only To Massachusetts Residents: (in addition to the above provisions):

o Upon your written request, you have a right to receive the reason for any adverse underwriting decision made by Allianz Life of New York.

The Following Applies Only To Montana Residents: (in addition to the above provisions):

o You are entitled to receive, upon request to Allianz Life of New York, a record of any subsequent disclosures of medical record information made by Allianz Life of New York, including the following:

1. The name, address and institutional affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;

2.   The date of the receipt or examination; and

3.   To the extent practicable, a description of the information disclosed.

Notification of Change:

If we revise our privacy practices in the future, we will notify you prior to the changes.

Allianz Life of New York Contact Information:

If you have any questions or concerns about our privacy policies or procedures, please write or call

Allianz Life Insurance Company of New York
152 W. 57th Street
18th floor
New York, NY 10019
212-5867733

                                                       Privacy Notice (R-2/2003)

--------------------------------------------------------------------------------
Appendix A: annual expenses for each investment option


This table  describes in detail the annual  expenses for each of the  Investment
Options. We show the expenses as a percentage of an Investment Option's average daily net assets for the most recent fiscal year. Except for the USAZ Funds and the PIMCO VIT portfolios, neither the variable Investment Options nor their advisers are affiliated with Allianz Life of New York.

------------------------------------------------------------------------------------------------------------------------------------
                                                             Annual operating expenses before fee                    Total annual
--------------------------------------------------------      waivers or expense reimbursements         Amount of      operating
                                                                                                       contractual  expenses after
                                                                                                       fee waivers    contractual
                                                                                                           or       fee waivers or
                                                                                                      reimbursements    expense
Variable Investment Option                                                                                          reimbursements


                                                          Management              Other
                                                            fees       12b-1      expenses     Total
                                                                       fees**
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund (1)                                 .75%       .25%       1.19%      2.19%       1.09%         1.10%
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund (1)                                   .80        .25        1.83       2.88        1.73          1.15
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Dent Demographic Trends Fund (1)                     .85        .25        2.68       3.78        2.58          1.20
------------------------------------------------------------------------------------------------------------------------------------
USAZ AIM International Equity Fund (1)                        .90        .25        2.55       3.70        2.45          1.25
------------------------------------------------------------------------------------------------------------------------------------
USAZ AllianceBernstein Growth and Income Fund (1)            1.00        .25         .93       2.18        1.08          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ AllianceBernstein Large Cap Growth Fund (1)             1.00        .25         .90       2.15        1.05          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ AllianceBernstein Technology Fund (1)                   1.00        .25        1.36       2.61        1.36          1.25
------------------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio                                  .75        --          .24        .99          --           .99
------------------------------------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio                                      .75        --          .08        .83          --           .83
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus IP Small Cap Stock Index Portfolio-Service            .35        .25    --              .60          --           .60
Shares
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund-Service Shares                       .25        .25         .01        .51          --           .51
------------------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications Securities Fund - Class        .57        .25         .03        .85          --           .85
2 (2), (3)
------------------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities Fund - Class 2          .49        .25         .04        .78          --           .78
(2), (3)
------------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Fund - Class 2 (2), (3)                  .60        .25         .03        .88          --           .88
------------------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth Securities Fund - Class 2           .75        .25         .05       1.05          --          1.05
(2), (3)
------------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund - Class 2 (2), (3)                  .53        .25         .04        .82          --           .82
------------------------------------------------------------------------------------------------------------------------------------
Franklin Rising Dividends Securities Fund - Class 2           .75        .25         .04       1.04         .01          1.03
(2), (3), (4)
------------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund - Class 2 (2), (4)                    .53        .25         .31       1.09         .05          1.04
------------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value Securities Fund - Class 2 (2),       .59        .25         .20       1.04         .03          1.01
(4)
------------------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund - Class 2 (2), (3)              .50        .25         .04        .79          --           .79
------------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2005 - Class 1 (3)                  .62        --          .06        .68          --           .68
------------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 - Class 1 (3)                  .62        --          .06        .68          --           .68
------------------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund - Class 2 (2)                .80        .25         .23       1.28          --          1.28
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2 (2), (4)              .60        .25         .21       1.06         .01          1.05
------------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund - Class 2       1.25        .25         .33       1.83          --          1.83
(2)
-----------------------------------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets Fund (1)                     .875       .25        2.235      3.36        2.11          1.25
------------------------------------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Portfolio - Class 2                      .75        .25         .37       1.37          --          1.37
------------------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth Portfolio - Class 2 (5)      .85        .25         .70       1.80          --          1.80
------------------------------------------------------------------------------------------------------------------------------------
SP Strategic Partners Focused Growth Portfolio - Class        .90        .25        1.19       2.34          --          2.34
2 (5)
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                         .65        --          .02        .67          --           .67
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA                               .74        --          .03        .77          --           .77
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Fund/VA                               .68        --          .01        .69          --           .69
------------------------------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth Fund (1)                     .85        .25        1.28       2.38        1.13          1.25
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin. Class (6)             .25        --          .51        .76         .01           .75
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real Return Portfolio- Admin. Class                 .25        --          .41        .66          --           .66
------------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio- Admin. Class (6)            .25        --          .41        .66         .01           .65
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO NFJ Small Cap Value Fund (1), (7)                  .75        .25         .25       1.25          --          1.25
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Growth and Income Fund  (1)                    .75        .25        1.30       2.30        1.20          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Renaissance Fund  (1)                          .75        .25         .40       1.40         .30          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO PEA Value Fund  (1)                                .75        .25         .78       1.78         .68          1.10
------------------------------------------------------------------------------------------------------------------------------------
Seligman Small-Cap Value Portfolio - Class 1  (8)            1.00        --          .18       1.18          --          1.18
------------------------------------------------------------------------------------------------------------------------------------
USAZ Money Market Fund                                        .35        .25         .27        .87          --           .87
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Capital Preservation Portfolio - Class 2           .45        --          .55       1.00          --          1.00
(7), (9)
------------------------------------------------------------------------------------------------------------------------------------
USAZ  Van Kampen Aggressive Growth Fund (1)                   .90        .25        1.97       3.12        1.87          1.25
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Comstock Fund (1)                             .775       .25         .455      1.48         .28          1.20
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth Fund (1)                      .85        .25         .97       2.07         .97          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Global Franchise Fund (1), (7)                .95        .25         .15       1.35          --          1.35
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund (1)                    .775       .25         .555      1.58         .48          1.10
------------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund (1)                               .85        .25        1.21       2.31        1.11          1.20
------------------------------------------------------------------------------------------------------------------------------------

**The12b-1 fees cover certain distribution and shareholder support services provided by the companies selling Contracts. Our principal underwriter, USAllianz Investor Services, LLC, will receive 12b-1 fees.

(1) USAllianz Advisers ("USAZ"), the Investment Option's investment adviser, and the Investment Option have entered into a written contract limiting operating expenses to the "after waiver" amount listed above through May 1, 2004. The Investment Option is authorized to reimburse USAZ for management fees previously waived and/or for the cost of Other Expenses paid by USAZ provided that such reimbursement will not cause the Investment Option to exceed the expense limitation noted above. The Investment Option's ability to reimburse USAZ in this manner only applies to fees paid or reimbursement made by USAZ at some time within the first three years from the time the Investment Option commenced operations.

(2) For the variable Investment Options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan that is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust prospectus for more information about the rule 12b-1 plan.

(3)  The Fund administration fee is paid indirectly through the management fee.

(4) For the Franklin Rising Dividends, Franklin Small Cap, Franklin Small Cap Value Securities, and Mutual Shares Securities Funds, the managers have agreed in advance to make estimated reductions of 0.01%, 0.05%, 0.03%, and 0.01%, respectively, in their fees to reflect reduced services resulting from the Investment Options' investment in a Franklin Templeton money fund for cash management. The reduction is not voluntary and is required by the Investment Options' Board of Trustees and an exemptive order of the Securities and Exchange Commission.

(5) These variable Investment Options voluntarily agreed to reimburse "other expenses" for the SP Jennison International Growth Portfolio that exceeded .16% and for the SP Strategic Partners Focused Growth Portfolio that exceeded .93%. These reimbursements are voluntary and may be terminated at any time.

(6) PIMCO has contractually agreed to reduce total annual Investment Option operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.65%, respectively, of average daily net assets for the PIMCO VIT High Yield and Total Return Portfolios. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(7) The USAZ PIMCO NFJ Small Cap Value Fund, Van Kampen Capital Preservation Portfolio and the USAZ Van Kampen Global Franchise Fund commenced operations as of May 1, 2003. The expenses shown above for these variable Investment Options are estimated for the current fiscal year.

(8) J & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Small-Cap Value Portfolio, other than "management fees" and "12b-1 fees," that exceed 0.20%.

(9) The Portfolio was not operational in 2002. Based on estimates assuming the average daily net assets of the Portfolio were not more than $50,000,000. The fees disclosed reflect gross ratios prior to any voluntary waivers/reimbursements of expenses by the adviser. The management fee will be reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the Portfolio's adviser to the extent total expenses exceed 1.00%. The adviser may terminate this voluntary waiver at any time at its sole discretion.

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about the annuity offered by this prospectus. The SAI is incorporated by reference into this prospectus. The SAI is filed with the SEC and is available without charge by contacting us at the phone number or address listed below. The table of contents of the SAI appears before the Privacy Notice in this prospectus.

In order to help you understand how your Contract Values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations at any time by contacting your registered representative. Illustrations demonstrate how your Contract value, cash surrender value, death benefits, and (if applicable) the GMIB value of a Contract change based on the investment experience of the variable Investment Options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You can also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling 1-202-942-8090.

The SEC also maintains a web site (http://www.sec.gov). The prospectus, the SAI and other information about the Contract are available on the EDGAR database on the SEC's web site. If you do not have access to the web site you can get copies of information from the web site upon payment of a duplication fee by writing to:

     Public Reference Section of the Commission
     450 Fifth Street NW
     Washington, DC 20549-0102


You can contact us at:
     Allianz Life Insurance Company of New York
     152 West 57th Street
     18th Floor
     New York, NY 10019
     1-800-624-0197

If you need service (such as changes in Contract information, inquiry into Contract Values, to request a withdrawal, etc.), please contact our service center:

     USAllianz Service Center
     300 Berwyn Park
     P.O. Box 3031 Berwyn, PA 19312-0031 1-800-624-0197



                                   PART B SAI



                      STATEMENT OF ADDITIONAL INFORMATION

                USALLIANZ CHARTER (TM )II VARIABLE ANNUITY CONTRACT

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by
          ALLIANZ LIFE OF NY VARIABLE ACCOUNT C (the Separate Account)
                                       and
               ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK (Allianz
                         Life of New York, we, us, our)

                                   _____, 2003

This is not a prospectus. This Statement of Additional Information (SAI) should be read in conjunction with the prospectus for the Contract, which is dated the same date as this SAI. Definitions of capitalized terms can be found in the glossary in the prospectus. The prospectus is incorporated in this SAI by reference.

The prospectus for the Contract concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Contract's prospectus, call or write us at:


                   Allianz Life Insurance Company of New York
                              152 West 57th Street
                                   18th Floor
                               New York, NY 10019
                                 1-800-624-0197
Table of Contents

Allianz Life of New York.........................   2
Ratings Agencies.................................   2
Experts..........................................   2
Legal Opinions...................................   2
Distributor......................................   2
Reduction or Elimination of the
    Withdrawal Charge............................   2
Calculation of Performance Data..................   3
       Total Return..............................   3
       Yield.....................................   4
       Performance Ranking.......................   5
       Performance Information...................   5
Illustrations....................................  11
Federal Tax Status...............................  11
        General..................................  11
        Diversification........................... 12
        Multiple Contracts........................ 13
        Partial 1035 Exchanges.................... 13
        Contracts Owned by
           Other Than Natural Persons............  13
       Assignments, Pledges and
           Gratuitous Transfers..................  13
       Death Benefits............................  14
       Income Tax Withholding....................  14
       Required Distributions....................  14
       Tax Treatment of Distributions -
           Non-Qualified Contracts...............  15
       Qualified Contracts.......................  15
       Tax Treatment of Distributions -
           Qualified Contracts...................  17
       Tax-Sheltered Annuities -
           Withdrawal Limitations................  18
Annuity Provisions...............................  19
       Annuity Unit Value........................  19
Mortality and Expense Risk Guarantee.............  20
Financial Statements.............................  20
Appendix A - Illustrations.......................  21



V23SAI-0503

--------------------------------------------------------------------------------
 Allianz Life of New York

Allianz Life of New York is a stock life insurance company organized under the laws of the state of New York. We are a wholly-owned subsidiary of Allianz Versicherungs-AG Holding (Allianz AG). Allianz AG is headquartered in Munich, Germany, and has sales outlets throughout the world. We offer fixed and variable annuities, and group life, accident and health insurance products.

 Ratings Agencies
--------------------------------------------------------------------------------

We receive ratings from the independent rating agencies of A.M. Best and Moody's. A.M. Best and Moody's rate insurance companies for their financial strength. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the Separate Account. This information relates only to our general account and reflects our ability to make Annuity Payments and to pay death benefits and other distributions from the Contract. For detailed information on the current agency ratings given to Allianz Life of New York and on the rating categories that have been established by the agencies, contact your registered representative.

 Experts
--------------------------------------------------------------------------------

The financial statements of Allianz Life of NY Variable Account C as of and for the year ended December 31, 2002 and the consolidated financial statements of Allianz Life of New York as of December 31, 2002 and 2001 and for each of the years in the three years ended December 31, 2002 included in this SAI have been audited by KPMG LLP, independent accountants, as indicated in their reports included in this SAI and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing. The principal business address of KPMG LLP is 4200 Wells Fargo Center, Minneapolis, MN.

Allianz Life of New York audit report refers to a change in its method of accounting for derivative instruments in 2001 and its method of accounting for goodwill in 2002.

 Legal Opinions
--------------------------------------------------------------------------------

Stewart D. Gregg, Senior Counsel of Allianz Life of New York, has provided legal advice on certain matters in connection with the issuance of the Contracts.

 Distributor
--------------------------------------------------------------------------------

USAllianz Investor Services, LLC, an affiliate of Allianz Life of New York acts as the distributor. The offering is on a continuous basis.

 Reduction or Elimination of the Withdrawal Charge
--------------------------------------------------------------------------------

We may reduce or eliminate the amount of the withdrawal charge on the Contracts when Contract sales are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine the entitlement to a reduction of the withdrawal charge after examination of the following factors:
|X|   the size of the group;
|X| the total amount of Purchase Payments expected to be received from the group;
|X| the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract Owners will continue to hold the Contracts for a certain period of time);
|X| the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and
|X| any other circumstances which we believe to be relevant to determining whether reduced sales or administrative expenses may be expected.

None of these reductions are contractually guaranteed.

We may eliminate the withdrawal charge when the Contracts are issued to an officer, director or employee of Allianz Life of New York or any of its affiliates. We may reduce or eliminate the withdrawal charge when the Contract is sold by a registered representative appointed with Allianz Life of New York to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

 Calculation of Performance Data
--------------------------------------------------------------------------------

Total Return

From time to time, we may advertise the performance data for the divisions of the Separate Account (also known as subaccounts) in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Performance data will show the percentage change in the value of an Accumulation Unit based on the performance of a subaccount over a stated period of time. We determine the change in the value of an Accumulation Unit by dividing the increase (or decrease) in value for that Accumulation Unit by the Accumulation Unit value at the beginning of the period.

Any performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Total return figures will reflect the deduction of the mortality and expense risk (M&E) charge, the total operating expenses of the Investment Options, any applicable withdrawal charge and contract maintenance charge (Standardized Total Return). The withdrawal charge and contract maintenance charge deductions are calculated assuming the Contract Value is fully withdrawn at the end of the reporting period.

We will determine the hypothetical value of a Contract purchased for the time periods described by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable contract maintenance charges and any applicable withdrawal charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                           P(1+T)n = ERV

where:

           P      =     a hypothetical initial Purchase Payment of $1,000;
           T      =     average annual total return;
           n      =     number of years;
           ERV    =     ending redeemable value of a hypothetical $1,000
                        Purchase Payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

We may also advertise performance data calculated in the same manner as described above but which will not reflect the deduction of the withdrawal charge and the contract maintenance charge. We may also advertise cumulative and average total return information over different periods of time. We may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner as the average annual total return, except that the results are not annualized. Each calculation assumes the Contract's carry no sales load and that the income earned by the investment in the Investment Option is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The USAZ Money Market Fund. We may advertise yield information for the USAZ Money Market Fund. The USAZ Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the Investment Option's investment securities and changes in interest rates, operating expenses, the deduction of the M&E charge, the contract maintenance charge and, in certain instances, the value of the Investment Option's investment securities. The fact that the subaccount's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the subaccount's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The USAZ Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one Accumulation Unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such Accumulation Unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Investment Option, the deduction of the M&E charge and the deduction of the contract maintenance charge.

The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective yield = [(Base Period Return + 1)365/7] - 1.)


Other Investment Options. We may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Investment Options. Each Investment Option (other than the USAZ Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per Accumulation Unit earned during the period (minus the deduction for the M&E charge and contract maintenance charge) by the Accumulation Unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                          Yield = 2 [((a-b) + 1)6 - 1]
                                       cd
where:

       a = net investment income earned during the period by the Investment
           Option attributable to shares owned by the subaccount;
       b = expenses accrued for the period (net of reimbursements);
       c = the average daily number of Accumulation Units outstanding during the period;
       d = the maximum offering price per Accumulation Unit on the last day of the period.

We will use the above formula in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume the Contract's carry no sales load. We do not currently advertise yield information for any subaccount (other than the USAZ Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

Performance Information

Certain Investment Options have been in existence for some time and have investment performance history. In order to show how investment performance of the Investment Options affects Accumulation Unit values, the following performance information was developed. This information is for periods prior to when the Contracts were first offered, and has been adjusted to reflect Contract expenses.

Certain Investment Options issue two or more classes of shares and certain share classes may have Rule 12b-1 expenses. The classes of shares currently offered by this Contract are listed in the performance tables that appear later in this section. For more information about share classes, see the Investment Option's prospectuses.

Because class 2 shares were not offered until Jan. 6, 1999 (or May 1, 1997 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities
Fund), standardized class 2 share performance for prior periods represents historical results of class 1 shares. For periods beginning Jan. 6, 1999 (or May 1, 1997), class 2's results reflect an additional Rule 12b-1 fee expense, which also affects future performance.

Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

Charts A and B on the following pages reflect Accumulation Unit performance from Investment Option inception, which may pre-date subaccount inception and assumes that the Accumulation Units were fully invested in each of the Investment Options from the Investment Option inception dates listed on the table.

o Chart A is for Contracts with the Traditional GMDB (which carries the lowest M&E charge of 1.75%);

o Chart B is for Contracts with the Enhanced GMIB and GMDB (which carries the highest M&E charge of 2.60%); and

Chart C reflects performance of the Investment Options and does not include any Contract expenses.

Product Feature                           M&E Charge         Actual Performance        Hypothetical Performance
----------------------------------------- ------------------ ------------------------- ------------------------------
----------------------------------------- ------------------ ------------------------- ------------------------------
Traditional GMDB and no GMIB              1.75%              Not yet available         Chart A
----------------------------------------- ------------------ ------------------------- ------------------------------
----------------------------------------- ------------------ ------------------------- ------------------------------
Enhanced GMIB and  GMDB                   2.60%              Not yet available         Chart B
----------------------------------------- ------------------ ------------------------- ------------------------------

The performance figures in Column I represent performance figures for the Accumulation Units which reflect deduction of the M&E charge, the contract maintenance charge, the total operating expenses of the Investment Options, and assumes that you make a withdrawal at the end of the period (therefore the withdrawal charge is reflected). Column II represents performance figures for the Accumulation Units which reflect deduction of the M&E charge and the total operating expenses of the Investment Option, but not the withdrawal or contract maintenance charges. Past performance does not guarantee future results.


[CHARTS A AND B WILL BE UPDATED UPON AMENDMENT.]


Chart A - Contracts with the Traditional GMDB and no GMIB (lowest M&E charge of 1.75%)

Total Return for the periods ended December 31, 2002                   Hypothetical Performance

----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Colum II (without contract
                                                    Colum I (with all charges)             maintenance and withdrawal charges)
                                            ------------------------------------------- ------------------------------------------
                                 Investment
                                 Option
                                 Inception  One Year Three   Five     Ten    Since      One     Three   Five   Ten      Since
Investment Option                   Date              Years   Years   Years  Inception   Year    Years  Years   Years   Inception
--------------------------------------------------------------------------------------- ------------------------------------------
USAZ AIM Basic Value Fund         5/1/2002     NA       NA       NA     NA    -32.62%     NA      NA      NA      NA    - 24.52%
USAZ AIM Blue Chip Fund           5/1/2002     NA       NA       NA     NA    -28.12%     NA      NA      NA      NA     -20.02%
USAZ AIM Dent Demographic         5/1/2002     NA       NA       NA     NA    -32.78%     NA      NA      NA      NA     -24.68%
Trends Fund
USAZ AIM International Equity     5/1/2002     NA       NA       NA     NA    -27.44%     NA      NA      NA      NA     -19.34%
Fund
USAZ AllianceBernstein Growth    11/5/2001  -33.60%     NA       NA     NA    -26.07%   -25.50%   NA      NA      NA     -19.59%
and Income*
USAZ AllianceBernstein Large     11/5/2001  -40.00%     NA       NA     NA    -31.67%   -31.90%   NA      NA      NA     -25.10%
Cap Growth*
USAZ AllianceBernstein           11/5/2001  -50.26%     NA       NA     NA    -40.51%   -42.16%   NA      NA      NA     -33.81%
Technology*
Davis VA Financial                7/1/1999  -26.38%   -2.61%     NA     NA    -4.58%    -18.28% -2.53%    NA      NA     -4.47%
Davis VA Value                    7/1/1999  -25.82%   -8.12%     NA     NA    -6.56%    -17.72% -8.03%    NA      NA     -6.44%
Dreyfus IP Small Cap Stock        5/1/2002     NA       NA       NA     NA    -32.25%     NA      NA      NA      NA     -24.15%
Index Portfolio
Dreyfus Stock Index Fund         12/29/2000 -32.17%     NA       NA     NA    -19.31%   -24.07%   NA      NA      NA     -19.14%
Franklin Global Communications   1/24/1989  -42.77%  -33.32%  -15.04%  -3.42%  0.72%    -34.67% -33.17% -14.93% -3.35%    0.78%
Securities - Class 21,2
Franklin Growth and Income       1/24/1989  -25.28%   -2.82%   -0.68%  6.36%   6.12%    -17.18% -2.73%  -0.59%  6.42%     6.19%
Securities - Class 21,2
Franklin High Income - Class     1/24/1989  -19.62%   -8.33%   -5.69%  1.63%   3.12%    -11.52% -8.22%  -5.58%  1.70%     3.19%
21,2
Franklin Large Cap Growth         5/1/1996  -32.62%  -12.13%   0.66%           4.58%    -24.53% -12.03% 0.74%     NA      4.65%
Securities - Class 21,2
Franklin Real Estate - Class     1/24/1989   -7.80%   11.11%   0.56%   8.07%   7.66%     0.29%  11.20%  0.67%   8.14%     7.72%
21,2
Franklin Rising Dividends        1/27/1992  -11.39%   8.50%    3.44%   7.95%   8.01%    -3.29%   8.57%  3.53%   8.02%     8.08%
Securities - Class 21,2
Franklin Small Cap - Class 21,2  11/1/1995  -38.02%  -21.34%   -1.78%   NA     4.33%    -29.92% -21.23% -1.70%    NA      4.40%
Franklin Small Cap Value          5/1/1998  -18.94%   6.90%      NA     NA    -1.44%    -10.84%  6.99%    NA      NA     -1.33%
Securities - Class 21,2
Franklin U.S. Government -       3/14/1989   -0.23%   7.50%    4.94%   5.12%   5.89%     7.87%   7.60%  5.03%   5.20%     5.96%
Class 22
Franklin Zero Coupon 2005 -      3/14/1989   0.10%    8.51%    5.45%   6.77%   7.85%     8.20%   8.60%  5.55%   6.84%     7.91%
Class 12
Franklin Zero Coupon 2010 -      3/14/1989   9.92%    12.54%   6.65%   8.60%   9.03%    18.02%  12.63%  6.75%   8.66%     9.09%
Class 12
Mutual Discovery Securities -    11/8/1996  -19.07%   -1.80%   1.38%    NA     4.05%    -10.97% -1.71%  1.47%     NA      4.15%
Class 21,2
Mutual Shares Securities -       11/8/1996  -21.44%   0.38%    2.08%    NA     4.66%    -13.34%  0.47%  2.17%     NA      4.75%
Class 21,2
Templeton Developing Markets     3/15/1994   -9.98%  -15.21%   -6.60%   NA    -3.63%    -1.88%  -15.07% -6.49%    NA     -3.52%
Securities - Class 21,2,3
USAZ Templeton Developed         11/5/2001  -23.49%     NA       NA     NA    -18.22%   -15.39%   NA      NA      NA     -11.82%
Markets*
Jennison 20/20 Focus Portfolio   12/15/2000 -32.02%     NA       NA     NA    -12.50%   -23.92% -0.60%    NA      NA     -12.35%
SP Jennison International Growth 12/15/2000 -32.28%     NA       NA     NA    -30.70%   -24.18% -0.60%    NA      NA     -30.50%
SP Strategic Partners Focused    12/15/2000 -34.91%     NA       NA     NA    -23.91%   -26.81% -0.60%    NA      NA     -23.73%
Growth
Oppenheimer Global Securities/VA 11/12/1990 -31.58%  -12.04%   3.52%   9.92%   7.42%    -23.48% -11.94% 3.58%   9.97%     7.48%
Oppenheimer High Income/VA       4/30/1986  -12.19%   -3.23%   -1.79%  4.76%   7.23%    -4.09%  -3.13%  -1.69%  4.83%     7.28%
Oppenheimer Main Street /VA       7/5/1995  -28.31%  -14.32%   -5.01%   NA     6.73%    -20.21% -14.21% -4.92%    NA      6.79%
USAZ Oppenheimer Emerging         5/1/2002     NA       NA       NA     NA    -28.14%   -0.60%    NA      NA      NA     -20.04%
Growth Fund
PIMCO VIT High Yield - Admin.    4/30/1998  -11.03%   -1.76%     NA     NA    -0.79%    -2.93%  -1.66%    NA      NA     -0.68%
Class
PIMCO VIT Total Return - Admin.  12/31/1997  -0.92%   7.22%    5.12%    NA     5.11%     7.18%   7.32%  5.20%     NA      5.20%
Class
USAZ PIMCO PEA Growth and        11/5/2001  -28.39%     NA       NA     NA    -23.34%   -20.29%   NA      NA      NA     -16.88%
Income*
USAZ PIMCO PEA  Renaissance*     11/5/2001  -34.48%     NA       NA     NA    -23.23%   -26.38%   NA      NA      NA     -16.77%
USAZ PIMCO PEA Value*            11/5/2001  -34.30%     NA       NA     NA    -23.44%   -26.21%   NA      NA      NA     -16.98%
Seligman Small-Cap Value -        5/1/1998  -24.94%   9.59%      NA     NA     8.01%    -16.84%  9.67%    NA      NA      8.09%
Class 1
USAZ Money Market                 2/1/2000   -9.01%     NA       NA     NA     1.30%    -0.91%    NA      NA      NA      1.40%
USAZ Van Kampen Aggressive        5/1/2001  -41.62%     NA       NA     NA    -37.17%   -33.52%   NA      NA      NA     -31.47%
Growth*
USAZ Van Kampen Comstock*         5/1/2001  -29.36%     NA       NA     NA    -21.86%   -21.27%   NA      NA      NA     -16.89%
USAZ Van Kampen Emerging Growth*  5/1/2001  -41.59%     NA       NA     NA    -31.32%   -33.49%   NA      NA      NA     -25.93%
USAZ Van Kampen Growth and        5/1/2001  -24.29%     NA       NA     NA    -16.75%   -16.19%   NA      NA      NA     -11.97%
Income*
USAZ Van Kampen Growth*           5/1/2001  -33.66%     NA       NA     NA    -23.81%   -25.56%   NA      NA      NA     -18.76%
----------------------------------------------------------------------------------------------------------------------------------



* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fundand Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4. For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the PIMCO VIT Real Return, USAZ PIMCO NFJ Small Cap Value, Van Kampen Capital Preservation and the USAZ Van Kampen Global Franchise Investment Options because they were first offered under the separate account as of May 1, 2003.



Chart B -  Contracts  with the  Enhanced  GMIB and GMDB  (highest  M&E charge of
2.60%)

Total Return for the periods ended December 31, 2002          Hypothetical Performance


                                                                                                Colum II (without contract
                                                     Colum I (with all charges)            maintenance and withdrawal charges)
                                  Investment
                                  Option
                                  Inception  One     Three    Five    Ten     Since      One    Three   Five    Ten     Since
Investment Option                    Date     Year    Years    Years   Years  Inception   Year   Years   Years   Years  Inception
USAZ AIM Basic Value Fund          5/1/2002    NA       NA      NA      NA     -33.10%     NA     NA      NA      NA     -25.01%
USAZ AIM Blue Chip Fund            5/1/2002    NA       NA      NA      NA     -28.63%     NA     NA      NA      NA     -20.53%
USAZ AIM Dent Demographic Trends   5/1/2002    NA       NA      NA      NA     -33.26%     NA     NA      NA      NA     -25.16%
Fund
USAZ AIM International Equity      5/1/2002    NA       NA      NA      NA     -27.96%     NA     NA      NA      NA     -19.86%
Fund
USAZ AllianceBernstein Growth     11/5/2001  -34.31%    NA      NA      NA     -26.85%   -26.21%  NA      NA      NA     -20.35%
and Income*
USAZ AllianceBernstein Large Cap  11/5/2001  -40.65%    NA      NA      NA     -32.39%   -32.55%  NA      NA      NA     -25.82%
Growth*
USAZ AllianceBernstein            11/5/2001  -50.81%    NA      NA      NA     -41.15%   -42.71%  NA      NA      NA     -34.44%
Technology*
Davis VA Financial                 7/1/1999  -27.16%  -3.54%    NA      NA     -5.49%    -19.06%-3.46%    NA      NA     -5.38%
Davis VA Value                     7/1/1999  -26.60%  -9.00%    NA      NA     -7.46%    -18.50%-8.90%    NA      NA     -7.34%
Dreyfus  IP Small Cap Stock           NA       NA       NA      NA      NA     -32.73%     NA     NA      NA      NA     -24.63%
Index Portfolio
Dreyfus  Stock Index Fund             NA     -32.89%    NA      NA      NA     -20.08%   -24.79%  NA      NA      NA     -19.91%
Franklin Global Communications    1/24/1989  -43.40% -33.96%  -15.85% -4.35%   -0.24%    -35.30%-33.81% -15.75% -4.28%   -0.18%
Securities - Class 21,2
Franklin Growth and Income        1/24/1989  -26.07%  -3.75%  -1.63%   5.34%    5.11%    -17.97%-3.66%  -1.54%   5.40%    5.17%
Securities -Class 21,2
Franklin High Income - Class 21,2 1/24/1989  -20.47%  -9.21%  -6.59%   0.66%    2.13%    -12.37%-9.10%  -6.48%   0.72%    2.20%
Franklin Large Cap Growth          5/1/1996  -33.35% -12.97%  -0.30%    NA      3.58%    -25.25%-12.87% -0.22%    NA      3.65%
Securities -Class 21,2
Franklin Real Estate - Class 21,2 1/24/1989  -8.76%   10.05%  -0.40%   7.03%    6.63%    -0.66% 10.14%  -0.29%   7.10%    6.69%
Franklin Rising Dividends         1/27/1992  -12.32%  7.46%    2.45%   6.92%    6.98%    -4.22%  7.54%   2.54%   6.99%    7.04%
Securities - Class 21,2
Franklin Small Cap - Class 21,2   11/1/1995  -38.69% -22.10%  -2.72%    NA      3.33%    -30.59%-21.98% -2.64%    NA      3.40%
Franklin Small Cap Value           5/1/1998  -19.79%  5.88%     NA      NA     -2.39%    -11.69% 5.97%    NA      NA     -2.27%
Securities - Class21,2
Franklin U.S. Government - Class  3/14/1989  -1.26%   6.47%    3.93%   4.11%    4.88%    6.84%   6.57%   4.02%   4.19%    4.95%
22
Franklin Zero Coupon 2005 -       3/14/1989  -0.94%   7.48%    4.45%   5.75%    6.82%    7.16%   7.57%   4.54%   5.81%    6.88%
Class 12
Franklin Zero Coupon 2010 -       3/14/1989   8.79%   11.47%   5.63%   7.57%    7.99%    16.89% 11.55%   5.73%   7.63%    8.05%
Class 12
Mutual Discovery Securities -     11/8/1996  -19.92%  -2.74%   0.41%    NA      3.06%    -11.82%-2.65%   0.50%    NA      3.16%
Class 21,2
Mutual Shares Securities - Class  11/8/1996  -22.27%  -0.58%   1.11%    NA      3.66%    -14.17%-0.49%   1.20%    NA      3.75%
21,2
Templeton Developing Markets      3/15/1994  -10.92% -16.02%  -7.50%    NA     -4.55%    -2.82% -15.88% -7.39%    NA     -4.44%
Securities - Class 21,2,3
USAZ Templeton Developed Markets* 11/5/2001  -24.30%    NA      NA      NA     -19.08%   -16.20%  NA      NA      NA     -12.67%
Jennison 20/20 Focus Portfolio    12/15/2000 -32.74%    NA      NA      NA     -13.33%   -24.65%-1.55%    NA      NA     -13.19%
SP Jennison International Growth  12/15/2000 -33.00%    NA      NA      NA     -31.36%   -24.90%-1.55%    NA      NA     -31.16%
SP Strategic Partners Focused     12/15/2000 -35.61%    NA      NA      NA     -24.64%   -27.51%-1.55%    NA      NA     -24.46%
Growth
Oppenheimer Global Securities/VA  11/12/1990 -32.31% -12.88%   2.53%   8.87%    6.39%    -24.21%-12.78%  2.59%   8.92%    6.45%
Oppenheimer High Income/VA        4/30/1986  -13.10%  -4.16%  -2.73%   3.76%    6.21%    -5.01% -4.06%  -2.63%   3.83%    6.26%
Oppenheimer Main Street VA         7/5/1995  -29.07% -15.14%  -5.92%    NA      5.71%    -20.97%-15.03% -5.83%    NA      5.76%
USAZ Oppenheimer  Emerging         5/1/2002    NA       NA      NA      NA     -28.65%   -1.55%   NA      NA      NA     -20.55%
Growth Fund
PIMCO VIT High Yield - Admin.     4/30/1998  -11.95%  -2.70%    NA      NA     -1.74%    -3.85% -2.60%    NA      NA     -1.63%
Class
PIMCO VIT Total Return - Admin.   12/31/1997 -1.94%   6.20%    4.11%    NA      4.10%    6.16%   6.30%   4.20%    NA      4.20%
Class
USAZ PIMCO PEA Growth and Income* 11/5/2001  -29.15%    NA      NA      NA     -24.15%   -21.05%  NA      NA      NA     -17.68%
USAZ PIMCO PEA Renaissance*       11/5/2001  -35.19%    NA      NA      NA     -24.04%   -27.09%  NA      NA      NA     -17.57%
USAZ PIMCO PEA Value*             11/5/2001  -35.01%    NA      NA      NA     -24.25%   -26.91%  NA      NA      NA     -17.77%
Seligman Small-Cap Value - Class   5/1/1998  -25.74%  8.54%     NA      NA      6.98%    -17.64% 8.62%    NA      NA      7.05%
1
USAZ Money Market                  2/1/2000  -9.95%     NA      NA      NA      0.33%    -1.86%   NA      NA      NA      0.43%
USAZ Van Kampen Aggressive         5/1/2001  -42.26%    NA      NA      NA     -37.87%   -34.16%  NA      NA      NA     -32.13%
Growth*
USAZ Van Kampen Comstock*          5/1/2001  -30.12%    NA      NA      NA     -22.68%   -22.02%  NA      NA      NA     -17.69%
USAZ Van Kampen Emerging Growth*   5/1/2001  -42.23%    NA      NA      NA     -32.06%   -34.13%  NA      NA      NA     -26.64%
USAZ Van Kampen Growth and         5/1/2001  -25.09%    NA      NA      NA     -17.62%   -16.99%  NA      NA      NA     -12.81%
Income*
USAZ Van Kampen Growth*            5/1/2001  -34.37%    NA      NA      NA     -24.61%   -26.27%  NA      NA      NA     -19.54%
----------------------------------------------------------------------------------------------------------------------------------

* For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4. For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the PIMCO VIT Real Return, USAZ PIMCO NFJ Small Cap Value, Van Kampen Capital Preservation and the USAZ Van Kampen Global Franchise Investment Options because they were first offered under the separate account as of May 1, 2003.



Chart C - Investment Option Performance (no Contract charges)

Total Return for the periods ended December 31, 2002


--------------------------------------------------------------------------------------------------------
                                                    Inception                                  Since
Investment Option                                     Date    One Year  Five Year Ten Year   Inception
--------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value*                                5/1/2002       N/A       N/A       N/A     -23.64%
USAZ AIM Blue Chip*                                  5/1/2002       N/A       N/A       N/A     -19.08%
USAZ AIM Dent Demographic Trends*                    5/1/2002       N/A       N/A       N/A     -23.80%
USAZ AIM International Equity*                       5/1/2002       N/A       N/A       N/A     -18.40%
USAZ AllianceBernstein Growth and Income            11/5/2001   -24.18%       N/A       N/A     -18.17%
USAZ AllianceBernstein Large Cap Growth             11/5/2001   -30.71%       N/A       N/A     -23.79%
USAZ AllianceBernstein Technology                   11/5/2001   -41.14%       N/A       N/A     -32.64%
Davis VA Financial                                   7/1/1999   -16.85%       N/A       N/A      -2.79%
Davis VA Value                                       7/1/1999   -16.26%       N/A       N/A      -4.81%
Dreyfus IP Small Cap Stock Index*                    5/1/2002       N/A       N/A       N/A     -23.25%
Dreyfus Stock Index*                                12/29/2000  -22.73%       N/A       N/A     -17.71%
Franklin Global Communications Securities - Class   1/24/1989   -33.53%   -13.43%    -1.65%       2.56%
21,2
Franklin Growth and Income Securities - Class 21,2  1/24/1989   -15.73%     1.16%     8.29%       8.05%
Franklin High Income - Class 21,2                   1/24/1989    -9.97%    -3.92%     3.49%       5.01%
Franklin Large Cap Growth Securities - Class 21,2    5/1/1996   -23.20%     2.51%       N/A       6.49%
Franklin Real Estate - Class 21,2                   1/24/1989     2.06%     2.44%    10.03%       9.62%
Franklin Rising Dividends Securities - Class 21,2   1/27/1992    -1.59%     5.34%     9.92%       9.98%
Franklin Small Cap - Class 21,2                     11/1/1995   -28.69%     0.02%       N/A       6.24%
Franklin Small Cap Value Securities - Class 21,2     5/1/1998    -9.27%       N/A       N/A       0.41%
Franklin U.S. Government - Class 22                 3/14/1989     9.77%     6.88%     7.04%       7.82%
Franklin Zero Coupon 2005 - Class 12                3/14/1989    10.09%     7.40%     8.71%       9.81%
Franklin Zero Coupon 2010 - Class 12                3/14/1989    20.09%     8.62%    10.58%      11.00%
Mutual Discovery Securities - Class 21,2            11/8/1996    -9.41%     3.26%       N/A       5.98%
Mutual Shares Securities - Class 21,2               11/8/1996   -11.82%     3.97%       N/A       6.59%
Templeton Developing Markets Securities - Class     3/15/1994    -0.15%    -4.85%       N/A      -1.82%
21,2,3
USAZ Templeton Developed Markets                    11/5/2001   -13.91%       N/A       N/A     -10.28%
Jennison 20/20 Focus*                               12/15/2000  -22.58%       N/A       N/A     -10.81%
SP Jennison International Growth                    12/15/2000  -22.84%       N/A       N/A     -29.28%
SP Strategic Partners Focused Growth                12/15/2000  -25.53%       N/A       N/A     -22.40%
Oppenheimer Global Securities/VA                    11/12/1990  -22.15%     5.41%    11.91%       9.37%
Oppenheimer High Income/VA                          4/30/1986    -2.40%     0.03%     6.66%       9.17%
Oppenheimer Main Street/VA                           7/5/1995   -18.81%    -3.25%       N/A       8.66%
USAZ Oppenheimer Emerging Growth*                    5/1/2002       N/A       N/A       N/A     -19.10%
PIMCO VIT High Yield - Admin. Class                 4/30/1998    -1.23%       N/A       N/A       1.07%
PIMCO VIT Total Return - Admin. Class               12/31/1997    9.07%     7.05%       N/A       7.05%
USAZ PIMCO PEA Growth and Income                    11/5/2001   -18.89%       N/A       N/A     -15.42%
USAZ PIMCO PEA Renaissance                          11/5/2001   -25.09%       N/A       N/A     -15.31%
USAZ PIMCO PEA Value                                11/5/2001   -24.91%       N/A       N/A     -15.52%
Seligman Small-Cap Value - Class 1                   5/1/1998   -15.37%       N/A       N/A      10.00%
USAZ Money Market                                    2/1/2000     0.83%       N/A       N/A       3.17%
USAZ Van Kampen Aggressive Growth                    5/1/2001   -32.36%       N/A       N/A     -30.28%
USAZ Van Kampen Comstock                             5/1/2001   -19.88%       N/A       N/A     -15.43%
USAZ Van Kampen Emerging Growth                      5/1/2001   -32.33%       N/A       N/A     -24.63%
USAZ Van Kampen Growth and Income                    5/1/2001   -14.71%       N/A       N/A     -10.42%
USAZ Van Kampen Growth                               5/1/2001   -24.25%       N/A       N/A     -17.34%
--------------------------------------------------------------------------------------------------------

*For Investment Options which have existed less than one year, standard cumulative total returns since inception are shown.

1.Ongoing stock market volatility can dramatically change the Investment Options' short-term performance; current results may differ.

2.Because Class 2 shares were not offered until 1/6/99 (or 5/1/97 for Templeton Developing Markets Securities Fund and Templeton Foreign Securities Fund), standardized Class 2 Investment Option performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99 (or 5/1/97), Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.

3.For Templeton Developing Markets Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.

4.For Templeton Foreign Securities Fund, performance prior to the 5/1/00 merger reflects the historical performance of Templeton International Fund.

There is no performance shown for the PIMCO VIT Real Return, USAZ PIMCO NFJ Small Cap Value, Van Kampen Capital Preservation and the USAZ Van Kampen Global Franchise Investment Options because they were first offered under the separate account as of May 1, 2003.

Illustrations
--------------------------------------------------------------------------------

We provide details regarding the types of illustrations available to customers in the Performance and Illustrations section of the prospectus. The illustrations are designed to assist customers in understanding how a Contract may function in different scenarios. They are not guarantees or representations as to future performance or any specific rate of return. You can request an illustration at any time by contacting your registered representative. Samples of the types of illustrations we provide for this Contract are contained in the appendix of this SAI.

Federal Tax Status
--------------------------------------------------------------------------------

NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. A Contract Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump-sum payment or as Annuity Payments under the selected Annuity Option. For a lump-sum payment received as a full withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract (your investment). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum-payment is taxed at ordinary income tax rates. For Annuity Payments, the portion of a payment included in income equals the excess of the payment over the exclusion amount. The exclusion amount for Annuity Payments based on a variable Annuity Option is determined by dividing the investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid (determined by Treasury Regulations). The exclusion amount for Annuity Payments based on a fixed Annuity Option is determined by multiplying the Annuity Payment by the ratio that the investment in the Contract (adjusted for any period certain or refund guarantee) bears to the expected return under the Contract. Annuity Payments received after the investment in the Contract has been recovered (i.e. the total of the excludable amounts equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. For certain types of Qualified Contracts there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life of New York.

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract Owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (Treasury Department). Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of Annuity Payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as these Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the Investment Options underlying variable contracts such as these Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these regulations, an Investment Option will be deemed adequately diversified if:

(1) no more than 55% of the value of the total assets of the Investment Option is represented by any one investment;
(2) no more than 70% of the value of the total assets of the Investment Option is represented by any two investments;
(3) no more than 80% of the value of the total assets of the Investment Option is represented by any three investments; and
(4) no more than 90% of the value of the total assets of the Investment Option is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that all Investment Options underlying these Contracts will be managed
by  the  investment   advisers  in  such  a  manner  as  to  comply  with  these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contracts is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the Contract Owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among Investment Options, or the number and type of Investment Options available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of Annuity Payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance is not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

Section 72(e)(11) of the Code provides that multiple non-qualified deferred annuity contracts which are issued within a calendar year period to the same owner by one insurance company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision (AOD) that indicated it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. The Conway case and the AOD involved a partial exchange to a new annuity contract. Revenue Ruling 2002-75 suggests that a partial exchange can go into an existing annuity contract as well as a new annuity contract. Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on Purchase Payments for the Contracts will be taxed currently to the Contract Owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified retirement plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person. Assignments, Pledges and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the accumulation value is treated for federal income tax purposes as a partial, or full withdrawal of such amount or portion. The investment in the Contract is increased by the amount included as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between his or her accumulation value and the investment in the Contract at the time of transfer. In such case, the transferee's investment in the Contract will be increased to reflect the increase in the transferor's income.

The transfer or assignment of ownership of the Contract, the designation of an Annuitant, the selection of certain Income Dates, or the exchange of the Contract may result in certain other tax consequences that are not discussed here. A Contract Owner contemplating any such transfer, assignment, or exchange should consult a tax advisor as to the tax consequences. Death Benefits

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments. Estate taxes may also apply. Income Tax Withholding

All distributions or the portion thereof which is included in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Certain distributions from retirement plans qualified under
Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or Individual Retirement Annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: o a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of 10 years or more; o distributions which are required minimum distributions; o the portion of the distributions not included in gross income (i.e. returns of after-tax contributions); or o hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Required Distributions

In order to be treated as an annuity  contract for federal  income tax purposes, section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner. Specifically, section 72(s) requires that:

(a) if any owner dies on or after the Income Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and

(b) if any owner dies prior to the Income Date, the entire interest in the contract will be distributed within five years after the date of such owner's death.

These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the owner's death. The designated Beneficiary refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased owner, the Contract may be continued with the surviving spouse as the new owner. If the owner of the Contract is a non-natural person, then the death or change of an Annuitant is treated as the death of the owner. Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. Other rules may apply to Qualified Contracts. Tax Treatment of Distributions - Non-Qualified Contracts


Section 72 of the Code governs treatment of distributions from annuity contracts. It generally provides that if the Contract Value exceeds the aggregate Purchase Payments made, any amount withdrawn before the Income Date will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in gross income.

Section 72 further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received:

(a) after the taxpayer reaches age 59 1/2;
(b) after the death of the Contract Owner;
(c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code);
(d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary;
(e) under an immediate annuity; or
(f) that are allocable to Purchase Payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used. A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

Qualified Contracts

The Contract is designed to be suitable for use under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically consent to be bound. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are general descriptions of the types of qualified plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. These annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Qualified plans include special provisions restricting Contract provisions that may otherwise be available and described in this SAI. Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Distributions - Qualified Contracts.")

Tax-Sheltered Annuities (TSAs). Section 403(b) of the Code permits the purchase of TSAs by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the TSA is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Distributions - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities (IRAs). Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. Under applicable limitations, certain amounts may be contributed to an IRA that may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Distributions - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Contracts may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs. Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase Payments for a Roth IRA are limited to a maximum amount each year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Pension and Profit-Sharing Plans. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans. (See "Tax Treatment of Distributions - Qualified Contracts.") Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Distributions - Qualified Contracts

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code sections 401 (pension and profit-sharing plans), 403(b)
(TSAs) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions:

(a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2;

(b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);

(c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated Beneficiary;

(d) distributions to an employee who has separated from service after he or she has attained age 55;

(e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care;

(f) distributions made to an alternate payee pursuant to a qualified domestic relations order;

(g)  distributions made on account of an IRS levy upon the Qualified Contract;

(h) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days);

(i) distributions from an IRA made to the owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or Annuitant (as applicable) for the taxable year; and

(j) distributions from an IRA made to the owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

The exceptions stated in items (d) and (f) above do not apply in the case of an IRA. The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by the 10% penalty tax, plus interest for the tax years in which the exception was used.

A partial withdrawal may result in the modification of the series of Annuity Payments made after the partial withdrawal and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any partial withdrawals from your Contract.

Generally, distributions from a Qualified Contract must commence no later than April 1 of the calendar year following the later of:

(a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires.

The date set forth in (b) does not apply to an IRA or to a "5% owner" (as defined in the Code). Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Many withdrawals from Qualified Contracts can be rolled over to an IRA or another qualified retirement plan. If you receive a withdrawal from a Qualified Contract that could be rolled over and you do not elect to make a direct rollover of that amount to an IRA or qualified plan, 20% of the taxable amount must by law be withheld by us for taxes. In situations where this mandatory tax withholding does not apply, other tax amounts may be withheld unless you elect out of the withholding. You may request more detailed information about income tax withholding at the time of a withdrawal.

Tax-Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner:

(1)  attains age 59 1/2; (2) separates from service;
(3)  dies;
(4)  becomes disabled (within the meaning of Section 72(m)(7) of the Code); or
(5) in the case of hardship, however, withdrawals for hardship are restricted to the portion of the owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results.

The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Contracts. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.


 Annuity Provisions
--------------------------------------------------------------------------------

We base your monthly Annuity Payment upon:

|X| whether you select a fixed payout, variable payout, or a combination of both fixed and variable payouts;
|X| the Contract Value (less any applicable
    withdrawal charge) on the Income Date;
|X| the Annuity Option you select;
|X| the age of the Annuitant and any joint Annuitant; and |X| the sex of the Annuitant and joint Annuitant where allowed.

We guarantee fixed payouts as to dollar amount and the amount does not vary with the investment experience of an Investment Option. If you elect to receive any portion of your Annuity Payments as a fixed payout, the amount of Contract Value (less any applicable withdrawal charge) that you elect to apply to fixed Annuity Payments will be placed in our general account and it will not participate in the investment experience of the Investment Options.

Variable payouts are not predetermined as to dollar amount and will vary in amount with the investment experience of the Investment Option(s) you select. We use Annuity Units to determine the amount of any variable Annuity Payments you elect to receive.

Annuity Unit Value

We will purchase a fixed number of Annuity Units on the Income Date as follow:

The first Annuity Payment is equal to the amount of Contract Value (less any applicable withdrawal charge) that you elect to apply to variable Annuity Payments, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected.

We determine the fixed number of Annuity Units in each subaccount by dividing the amount of the first Annuity Payment for each subaccount by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each subaccount remains unchanged unless you make a transfer. The number of Annuity Units will also change if Annuity Option 3 is in effect, one Annuitant dies, and the surviving joint Annuitant elects to receive Annuity Payments at 75% or 50% of the previous payment amount. All calculations will appropriately reflect the Annuity Payment frequency selected.

The total variable Annuity Payment on each subsequent Annuity Payment date is the sum of the Annuity Payments for each subaccount. We determine Annuity Payment in each subaccount by multiplying the number of Annuity Units allocated to the subaccount by the Annuity Unit value for that subaccount. We determine the Annuity Unit value on each subsequent Business Day as follows:

1. The net investment factor is determined as described in prospectus section 3, Purchase - Accumulation Units.

2. The Annuity Unit value for a Business Day is equal to: |X| the Annuity Unit value for the immediately preceding Business Day. |X| multiplied by the net investment factor for the current Business Day. |X| divided by the assumed net investment factor for the Business Day.

The assumed net investment factor is equal to one plus the assumed investment return which we use in determining the basis for the purchase of an annuity, adjusted to reflect the particular Business Day. We will use an assumed investment return of 3% or 4.5% based on your selection and applicable law.

Mortality and Expense Risk Guarantee
--------------------------------------------------------------------------------

We guarantee that the dollar amount of each annuity Payment after the first Annuity Payment will not be affected by variations in mortality and expense experience.

Financial Statements

The audited consolidated financial statements of Allianz Life of New York as of and for the year ended December 31, 2002 should be considered only as bearing upon the ability of Allianz Life of New York to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 2002 are also included.

                                                                             A-1
--------------------------------------------------------------------------------
                           APPENDIX A - ILLUSTRATIONS
                              IMPORTANT DISCLOSURES
                        Adjusted Historical Illustration

This is an illustration not a contract. The purpose of this illustration is to demonstrate how the performance of the underlying Investment Options offered through the Contract may affect Contract Values, death benefits, and income benefits over an extended period of time. This illustration is based on historical rates of return and is not intended to serve as a projection or prediction of future investment returns. It illustrates how much the Contract would hypothetically be worth, and how much the Guaranteed Minimum Death Benefit
(GMDB) and Guaranteed Minimum Income Benefit (GMIB) would be, at the end of each year if:

o the product were offered and the customer purchased the variable annuity on the hypothetical Issue Date;

o    the customer had made the Purchase  Payments shown;  and

o the customer had allocated the Purchase Payments to the Investment Options indicated.

To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual performance may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

This illustration may show adjusted historical performance for one or more Investment Options. If more than one Investment Option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one Investment Option than to other Investment Options (for example, 50% to one Investment Option, 30% to a second Investment Option, and 20% to a third Investment Option) performance may be shown as weighted aggregate performance.

Performance data for the Investment Options illustrated in this illustration reflects the deduction of the mortality and expense risk (M&E) charges and contract maintenance charge. The fees and expenses of the underlying Investment Options (which serve as funding vehicles) are also reflected. The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from Cash Withdrawal Value figures that are illustrated, but not Contract Value figures. Please refer to the prospectus for full details on charges, expenses and fees.

Standardized Average Annual Return: Any adjusted historical performance illustration is accompanied by standardized average annual return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time, lump-sum Purchase Payment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the subaccount, if later. In contrast, illustration materials may depict returns from the inception date of the applicable Investment Option, if earlier than the inception date of the subaccount. Standardized return includes the effect of all Investment Option expenses and all Contract expenses. If Contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter end.

The adjusted historical average annual return is based upon the weighted aggregate historical rate of return on the Investment Options selected, commencing on the hypothetical Issue Date, and calculates the change in Contract Value from the beginning of the hypothetical period to the end of the period, adjusted for additional Purchase Payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the Investment Option and includes M&E charges and Investment Option expenses, but does not include the withdrawal charge. Weighted aggregate return for the Investment Options selected for the total period shown is: xx.xx%. Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter end) are shown on another page of this illustration.

--------------------------------------------------------------------------------
Please see important disclosures on accompanying pages. This illustration is not valid without all pages.
xx/xx/2002                                                    Page x of y

Taxes: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the withdrawal exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information. For any Qualified Contract, e.g., IRA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information. The tax treatment of death benefit proceeds from the annuity Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, we deduct a $30 contract maintenance charge from your Contract. We currently waive this charge if your Contract Value is at least $75,000 at the time we are to deduct the charge.

Mortality and expense risk (M&E) charge. We deduct an M&E charge that varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily assets invested in a subaccount on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.

                                               Total M&E charge
                                ------------------------------------------------
                                               Traditional GMIB  Enhanced GMIB
                                                           ----           ----
                                   No GMIB
   Traditional GMDB                 1.75%           1.95%            2.45%
   Enhanced GMDB                    1.95%           2.10%            2.60%

During the Payout Phase, the M&E Charge is 1.75% regardless of the benefit options that apply.

Guaranteed Minimum Income Benefits (GMIBs): The GMIBs are only beneficial if you annuitize the Contract. The GMIBs are available after a 10-year waiting period and the Contract must be annuitized within 30 days of a Contract Anniversary under a fixed annuity option. The selection of a GMIB must be made at the time of initial Purchase Payment. You may only select one GMIB, and once you select a GMIB it cannot be changed or cancelled. There are additional charges associated with the Traditional and Enhanced GMIBs. You may receive no explicit benefit from the GMIBs depending on your Contract Value at the time of annuitization.

The GMIBs guarantee that your Annuity Payments will be equal to the greater of:

o current fixed payout rates applied to the current Contract Value (less any applicable premium tax and withdrawal charges); or

o guaranteed fixed payout rates applied to the Traditional or Enhanced GMIB value.

The Traditional GMIB value is equal to total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB value is equal to the greater of:
o total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81 (maximum of 150% of Purchase Payments adjusted for partial withdrawals); or

o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

 xx/xx/2002                                                   Page x of y

Guaranteed Minimum Death Benefits (GMDBs): The selection of a GMDB must be made at the time of initial Purchase Payment. You may only select one GMDB, and once you select a GMDB it cannot be changed or cancelled. There are additional charges associated with the Enhanced GMDB. The death benefit will only be paid if the owner dies during the Accumulation Phase.

The Traditional GMDB guarantees the greater of the following:
o Contract Value,or
o total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following:
o        Contract Value;
o the total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made; or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

If you take money out of the Contract, we may assess a withdrawal charge. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from ____% to ____% of the average daily net assets of the Investment Option before contractual expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the Issue Date and cannot be added or deleted once the Contract is issued.

The "Contract Value" for any point in time is an amount equal to the sum of each Accumulation Unit value multiplied by the number of Accumulation Units allocated to the Contract for each subaccount of your selected Investment Option. This value will fluctuate due to the performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

The "Cash Withdrawal Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

 xx/xx/2002                                                   Page x of y

Important Considerations: Past performance is not a guarantee of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. Product and features may not be available in all states. All product guarantees are assessed on the claims paying ability of Allianz Life Insurance Company of New York. High yield securities inherently have a high degree of market risk in addition to credit risk and potential illiquidity. Index Investment Options seek to match the performance of specified market indexes. Investors cannot invest directly into indexes. Money invested in a specific sector or industry is subject to a higher degree of risk than money that is diversified. Small cap stocks may be more volatile than large cap or more established companies' securities. International investing involves some risks not presented with U.S investments, such as currency fluctuation and political volatility. An investment in the USAZ Money Market Fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per unit, it is possible to lose money in the fund. USAllianz variable products are issued by Allianz Life Insurance Company of New York and distributed by its affiliate USAllianz Investor Services, LLC 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD. 800-624-0197. www.usallianz.com.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.


 xx/xx/2002                                                   Page x of y

                                                                             A-5
                           USAllianz CharterTM II


Prepared For:           Contract Information for Features Selected
John Doe
                        Contract Type: Non-Qualified
                        Guaranteed Minimum Income Benefit (GMIB):
                 Traditional Guaranteed Minimum Death Benefit(Traditional GMDB):
Period Beginning:

          Standardized Average Annual Return and
             Adjusted Investment Option Return
 As of [12/31/2002], a one-time investment of $1,000 if withdrawn would have generated the following standardized average annual return, without regard to taxes:

                                                         Investment Option Performance                    Subaccount Performance
                                                                               Since        Date of        Since   Date of Inception
Investment Option                         1 Year    5 Years     10 Years     Inception     Inception       Inception
-----------------                         ------    -------     --------     ---------     ---------       ---------
USAZ Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio


Standardized average annual return figures are calculated from the inception date of the applicable subaccount. Figures reflect the deduction of all Contract and Investment Option expenses. Where there is a varying expense depending upon the feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Investment Option returns prior to subaccount inception have been adjusted for Contract expenses.



Past performance is not a guarantee of future results.


[This page must accompany any accumulation illustration containing adjusted historical performance.]




--------------------------------------------------------------------------------
Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                             A-6
                         USAllianz CharterTM II


Prepared For:         Contract Information for Features Selected
John Doe
                      Contract Type: Non-Qualified
                      Guaranteed Minimum Income Benefit (GMIB):
                Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

Investment Options and Allocations:

____ Portfolio (___%)
____ Portfolio (___%)

                                 Effect of Adjusted Historical Returns on Illustrated Contract Values


---------------- -------- ------------------------ --------------- --------------- ------------ --------------- ------------ -------
                            Adjusted Historical                                                      Cash
---------------            Average annual return      Purchase                      Contract      Withdrawal
                   Age                                Payments      Withdrawals       Value         Value          GMIB         GMDB
  End of Year
----------------
  Mm/dd/yyyy       45             Xx.xx%             $x,xxx.00       $x,xxx.00     $x,xxxx.00     $x,xxxx.00    $x,xxx.00  $x,xxx.00
----------------




This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year end/quarter end].


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                             A-7
                             USAllianz Charter TM II

Prepared For:                        Contract Information for Features Selected
John Doe
                                      Contract Type: Non-Qualified
                                      Guaranteed Minimum Income Benefit(GMIB):
Period Beginning:                     Guaranteed Minimum Death Benefit (GMDB):
-----------------
                                                          Annuity Option:
                                                         Survivor Percentage:
Investment Options and Allocations:                          Period Certain:
-----------------------------------


____ Investment Option (___%)
____ Investment Option (___%)

                    Guaranteed Minimum Income Benefit Report



   Accumulation Phase   Payout Phase




--------------------------------------------------------------------------------
                                         Adjusted
--------------------------              Historical      Net Purchase
                                      Average annual     Payments*      Contract
                             Age          return                         Value         GMIB           Monthly      Annual
Anniversary Year
-------------------------------------------------------------------------------------------------------------------------------
Mm/dd/yy                      45          xx.xx%          $xxx.00      $x,xxx.00     $x,xxx.00
-------------------------------------------------------------------------------------------------------------------------------

*The Net Purchase Payment column represents Purchase Payments minus withdrawals in the Accumulation Phase.

This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages

 xx/xx/2002                                                  Page x of y

                                                                             A-8
                         USAllianz CharterTM II

Prepared For:                         Contract Information for Features Selected
John Doe
                                        Contract Type: Non-Qualified
                                       Guaranteed Minimum Income Benefit (GMIB):
Period Beginning:                       Guaranteed Minimum Death Benefit (GMDB):
-----------------

                    ADJUSTED HISTORICAL DOLLAR COST AVERAGING

                                                                                                                  Period
               Initial               Monthly                    Initial                 Ending                    Ending
              Purchase               Transfer                   Transfer                Transfer                  Value
              Payment                  Periods                   Date                      Date                     Date
             -------                  -------                   ----                      ----                     ----
           $50,000.00                    20                   05/01/1993               12/01/1994               03/31/2002

                                                                                      Without      Dollar Cost      Dollar Cost
                                                     Allocation       Allocation       Monthly     Averaging        Averaging
          Investment Options                         Percentage       Amount           Transfer    Ending Value     Ending Value
          ------------------                         ----------       ------           --------    ------------     ------------
From    :
----
USAZ Money Market Fund                                   100% (Initial)                                x,xxx

To   :

Davis VA Financial Portfolio                               10%         5,000               250        xx,xxx            xx,xxx
Davis VA Value Portfolio                                   10%         5,000               250        xx,xxx            xx,xxx
Mutual Shares Securities Fund                              20%        10,000               500        xx,xxx            xx,xxx
USAZ AIM International Equity Fund                         10%         5,000               250        xx,xxx            xx,xxx
Franklin Small Cap Fund                                    30%        15,000               750        xx,xxx            xx,xxx
Oppenheimer High Income Fund                               20%        10,000               500        xx,xxx            xx,xxx

  Total                                                   100%        50,000             2,500       xxx,xxx           xxx,xxx

Dollar cost averaging involves continuous investing regardless of fluctuating prices. The investor should consider his or her financial ability to continue purchases through periods of low price levels. Dollar cost averaging does not ensure a profit.

This report is based off your initial lump-sum Purchase Payment only, as illustrated above. Future Purchase Payments are not taken into consideration.

Average annual returns for the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter end) are shown on another page of this illustration.

The Investment Options illustrated are based upon adjusted historical returns during the period indicated. Any fixed rate returns illustrated are based upon current returns. However, these returns are not indicative of future results . This illustration is not intended to serve as a projection or prediction of future returns.

--------------------------------------------------------------------------------
Please see important disclosures on accompanying pages. This illustration is not valid without all pages

 xx/xx/2002                                                  Page x of y

                                                                             A-9
                                 IMPORTANT DISCLOSURES
                     S&P 500 Hypothetical Historical Illustration


This is an illustration not a contract. The purpose of this illustration is to demonstrate how Contract Values, death benefits, and income benefits are affected by the investment performance of the Investment Options. The actual investment performance fo te Investment Options you select will likely be both positive and negative over an extended period of time. To demonstrate the effects of the varying rates of return over an extended period, the illustration uses historical rates of return of the Standard & Poor's 500 Composite Price Index (S&P 500). These rate are used for illustration purposes only and are not intended to serve as a projection or prediction of future investment income. The S&P 500 is not indicative of the performance of any Investment Option and is not a guarantee of future results. No representation is made as to the future performance of any Investment Option. The illustration shows how much the Contract would hypothetically be worth, and how much the Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Income Benefit (GMIB) would be, at the end of each year if:

o the product were offered and the customer purchased the variable annuity on the hypothetical Issue Date;
o the customer had made the Purchase Payments shown; and
o the customer had allocated the Purchase Payments to the Investment
  Options indicated.


To assist you in understanding this illustration, mathematical depictions of hypothetical performance may be accompanied by visual depictions, including pie charts, graphs, and other types of charts.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual performance may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

Rates of return reflect the deduction of the mortality and expense risk (M&E) charge and contract maintenance charge The withdrawal charge may or may not be reflected, depending upon what is being illustrated. For example, the withdrawal charge would be deducted from Cash Withdrawal Value figures that are illustrated, but not Contract Value figures. Please refer to the prospectus for full details on charges, expenses and fees.

Taxes: The effect of income taxes, penalty taxes, and premium taxes have not been reflected in this illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the withdrawal exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information. For any Qualified Contract, e.g., IRA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information. The tax treatment of death benefit proceeds from the annuity Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, we deduct a $30 contract maintenance charge from your Contract. We currently waive this charge if your Contract Value is at least $75,000 at the time we are to deduct the charge.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

 xx/xx/2002                                                   Page x of y

Mortality and expense risk (M&E) charge. We deduct an M&E charge that varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily assets invested in a subaccount on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.

                                             Total M&E charge
                              ------------------------------------------------
                                             Traditional GMIB  Enhanced GMIB
                                                         ----           ----
                                 No GMIB
    Traditional GMDB              1.75%           1.95%            2.45%
    Enhanced GMDB                 1.95%           2.10%            2.60%

During the Payout Phase, the M&E Charge is 1.75% regardless of the benefit options that apply.

Guaranteed Minimum Income Benefits (GMIBs): The GMIBs are only beneficial if you annuitize the Contract. The GMIBs are available after a 10-year waiting period and the Contract must be annuitized within 30 days of a Contract Anniversary under a fixed annuity option. The selection of a GMIB must be made at the time of initial Purchase Payment. You may only select one GMIB, and once you select a GMIB it cannot be changed or cancelled. There are additional charges associated with the Traditional and Enhanced GMIBs. You may receive no explicit benefit from the GMIBs depending on your Contract Value at the time of annuitization.

The GMIBs guarantee that your Annuity Payments will be equal to the greater of:
o   current fixed payout rates applied to the current Contract Value
    (less any applicable premium tax and withdrawal charges); or
o guaranteed fixed payout rates applied to the Traditional or Enhanced GMIB value.

The Traditional GMIB value is equal to total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB value is equal to the greater of:
o total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81 (maximum of 150% of Purchase Payments adjusted for partial withdrawals); or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

Guaranteed Minimum Death Benefits (GMDBs): The selection of a GMDB must be made at the time of initial Purchase Payment. You may only select one GMDB, and once you select a GMDB it cannot be changed or cancelled. There are additional charges associated with the Enhanced GMDB. The death benefit will only be paid if the owner dies during the Accumulation Phase.

The Traditional GMDB guarantees the greater of the following:
 o Contract Value,or
 o total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following:
o        Contract Value;
o the total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made; or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

 xx/xx/2002                                                   Page x of y

If you take money out of the Contract, we may assess a withdrawal charge. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from ____% to ____% of the average daily net assets of the Investment Option before contractual expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the Issue Date and cannot be added or deleted once the Contract is issued.

The "Contract Value" for any point in time is an amount equal to the sum of each Accumulation Unit value multiplied by the number of Accumulation Units allocated to the Contract for each subaccount of your selected Investment Option. This value will fluctuate due to the performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

The "Cash Withdrawal Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2. Important Considerations:
Past performance is not a guarantee of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. Product and features may not be available in all states. All product guarantees are assessed on the claims paying ability of Allianz Life Insurance Company of New York. High yield securities inherently have a high degree of market risk in addition to credit risk and potential illiquidity. Index Investment Options seek to match the performance of specified market indexes. Investors cannot invest directly into indexes. Money invested in a specific sector or industry is subject to a higher degree of risk than money that is diversified. Small cap stocks may be more volatile than large cap or more established companies' securities. International investing involves some risks not presented with U.S investments, such as currency fluctuation and political volatility. An investment in the USAZ Money Market Fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per unit, it is possible to lose money in the fund. USAllianz variable products are issued by Allianz Life Insurance Company of New York and distributed by its affiliate USAllianz Investor Services, LLC 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD. 800-624-0197. www.usallianz.com.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-12
                               USAllianz CharterTM II



Prepared For:               Contract Information for Features Selected
John Doe
                            Contract Type: Non-Qualified
                            Guaranteed Minimum Income Benefit (GMIB):
                Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:


                  S&P 500 Hypothetical Historical Illustrations
                     Returns on Illustrated Contract Values

                             Adjusted Historical                                                Cash
-------------------         S&P 500 Annual Return  Purchase                     Contract     Withdrawal
                      Age                           Payments    Withdrawals       Value         Value         GMIB         GMDB
    End of Year
--------------------

 Mm/dd/yyyy        45           Xx.xx%          $x,xxx.00     $x,xxx.00     $x,xxxx.00    $x,xxxx.00    $x,xxx.00    $x,xxx.00
-------------------- ------ ---------------------- ----------- --------------- ------------ -------------- ----------- -------------

This illustration is based upon adjusted historical S&P 500 returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Option. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year end/quarter end].


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-13
                              IMPORTANT DISCLOSURES
                 Hypothetical Fixed Rate of Return Illustration

This is an illustration not a contract. The purpose of this illustration is to demonstrate how a varying rate of return may affect Contract Values, death benefits, and income benefits over an extended period of time. This illustration is based upon hypothetical fixed returns during the period indicated. This illustration is not intended to serve as a projection or prediction of future returns. It illustrates how much the Contract would hypothetically be worth, and how much the Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Income Benefit (GMIB) would be, based on the hypothetical rate of return illustrated. No representations are made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual performance may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the Investment Options.

This illustration, including any accompanying reports and graphs, must be preceded or accompanied by the current prospectus. Please refer to the prospectus for full details on charges, expenses, fees and state premium taxes.

Taxes: The effects of income, penalty and state premium taxes have not been reflected in the illustration. While withdrawals may or may not be depicted within this illustration, withdrawals from the Contract will be subject to ordinary income tax to the extent that the Contract Value immediately before the withdrawal exceeds the total amount of after-tax money paid into the Contract. A withdrawal in excess of the taxable amount will constitute a nontaxable return of principal. If the taxpayer has not attained age 59 1/2 at the time of the distribution, the portion of the withdrawal that is subject to income tax may also be subject to a 10% premature distribution penalty. Please read the prospectus for further information.

For any Qualified Contract, e.g., IRA, the tax deferred growth feature is already provided by the tax qualified retirement plan. Therefore, product features and benefits other than tax deferral should be reasons for acquiring an annuity in a qualified retirement plan. If the Contract is an IRA or other Qualified Contract, the Contract Owner will generally be taxed on all amounts withdrawn, or received on withdrawal. The tax consequences will be different, however, if the Contract is a Roth IRA, or a traditional non-deductible IRA. See your tax advisor and read the prospectus for additional information.

The tax treatment of death benefit proceeds from the annuity Contract differs from the tax treatment of a life insurance policy. See your tax advisor and the prospectus for further details.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, we deduct a $30 contract maintenance charge from your Contract. We currently waive this charge if your Contract Value is at least $75,000 at the time we are to deduct the charge.

Mortality and expense risk (M&E) charge. We deduct an M&E charge that varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily assets invested in a subaccount on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.

                                          Total M&E charge
                           ------------------------------------------------
                                          Traditional GMIB  Enhanced GMIB
                                                      ----           ----
                              No GMIB
  Traditional GMDB             1.75%           1.95%            2.45%
  Enhanced GMDB                1.95%           2.10%            2.60%

During the Payout Phase, the M&E Charge is 1.75% regardless of the benefit options that apply.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

Guaranteed Minimum Income Benefits (GMIBs): The GMIBs are only beneficial if you annuitize the Contract. The GMIBs are available after a 10-year waiting period and the Contract must be annuitized within 30 days of a Contract Anniversary under a fixed annuity option. The selection of a GMIB must be made at the time of initial Purchase Payment. You may only select one GMIB, and once you select a GMIB it cannot be changed or cancelled. There are additional charges associated with the Traditional and Enhanced GMIBs. You may receive no explicit benefit from the GMIBs depending on your Contract Value at the time of annuitization.

The GMIBs guarantee that your Annuity  Payments will be equal to the greater of:
o current fixed payout rates applied to the current Contract Value (less any applicable premium tax and withdrawal charges); or o guaranteed fixed payout rates applied to the Traditional or Enhanced GMIB value.

The Traditional GMIB value is equal to total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB value is equal to the greater of:
o total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81 (maximum of 150% of Purchase Payments adjusted for partial withdrawals); or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

Guaranteed Minimum Death Benefits (GMDBs): The selection of a GMDB must be made at the time of initial Purchase Payment. You may only select one GMDB, and once you select a GMDB it cannot be changed or cancelled. There are additional charges associated with the Enhanced GMDB. The death benefit will only be paid if the owner dies during the Accumulation Phase.

The Traditional GMDB guarantees the greater of the following:
o Contract Value,or
o total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following:
o        Contract Value;
o the total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made; or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

If you take money out of the Contract, we may assess a withdrawal charge. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from ____% to ____% of the average daily net assets of the Investment Option before contractual expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the Issue Date and cannot be added or deleted once the Contract is issued.

The "Contract Value" for any point in time is an amount equal to the sum of each Accumulation Unit value multiplied by the number of Accumulation Units allocated to the Contract for each subaccount of your selected Investment Option. This value will fluctuate due to the performance of the selected Investment Option(s). The Contract Value reflects all Investment Option expenses and all charges for the Contract features selected, but does not include the withdrawal charge. It also does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages. xx/xx/2002 Page x of y

The "Cash Withdrawal Value" reflects all of the expenses and charges assessed against Contract Value, and also reflects any withdrawal charge (if applicable). It does not reflect the impact of premium taxes, income taxes or the 10% federal penalty tax for distributions prior to age 59 1/2. Important Considerations:
Past performance is not a guarantee of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. Product and features may not be available in all states. All product guarantees are assessed on the claims paying ability of Allianz Life Insurance Company of New York. High yield securities inherently have a high degree of market risk in addition to credit risk and potential illiquidity. Index Investment Options seek to match the performance of specified market indexes. Investors cannot invest directly into indexes. Money invested in a specific sector or industry is subject to a higher degree of risk than money that is diversified. Small cap stocks may be more volatile than large cap or more established companies' securities. International investing involves some risks not presented with U.S investments, such as currency fluctuation and political volatility. An investment in the USAZ Money Market Fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per unit, it is possible to lose money in the fund.

USAllianz variable products are issued by Allianz Life Insurance Company of New York and distributed by its affiliate USAllianz Investor Services, LLC 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD. 800-624-0197. www.usallianz.com.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-16
                              USAllianz CharterTM II

Prepared For:              Contract Information for Features Selected
John Doe
                           Contract Type: Non-Qualified
                           Guaranteed Minimum Income Benefit (GMIB):
                Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                             Hypothetical Fixed Rate of Return Illustration
                                        Gross Rate of Return x.xx%


                              Hypothetical Gross
-----------------               Rate of Return                                                   Cash
                                                     Purchase                    Contract     Withdrawal
                     Age      (not to exceed 12%)    Payments     Withdrawals      Value        Value         GMIB        GMDB
   End of Year
------------------
   Mm/dd/yyyy         45            Xx.xx%           $x,xxx.00     $x,xxx.00    $x,xxxx.00    $x,xxxx.00   $x,xxx.00   $x,xxx.00
------------------ --------- ---------------------- ------------ -------------- ------------ ------------- ----------- -----------



This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.

This illustration is not intended to serve as a projection or prediction of future returns.

                  An illustration showing a hypothetical 0% gross rate of return is contained on the following page.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y


                                                                            A-17
                                      USAllianz CharterTM II

Prepared For:                      Contract Information for Features Selected
John Doe
                                   Contract Type: Non-Qualified
                                   Guaranteed Minimum Income Benefit (GMIB):
                Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                              Hypothetical Fixed Rate of Return Illustration
                                         Gross Rate of Return 0.00%


                                                                                                    Cash
-----------------              Hypothetical Gross      Purchase                     Contract     Withdrawal
                     Age         Rate of Return        Payments     Withdrawals      Value         Value         GMIB         GMDB
   End of Year
------------------
   Mm/dd/yyyy         45              0.00%            $x,xxx.00     $x,xxx.00     $x,xxxx.00    $x,xxxx.00    $x,xxx.00  $x,xxx.00
------------------ --------- ------------------------ ------------ -------------- ------------- ------------- ------------ ---------



This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.


[This page must accompany any fixed return illustration showing a gross rate of return in excess of 0.00%.]


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-18
                                   USAllianz CharterTM II

Prepared For:                Contract Information for Features Selected
John Doe
                             Contract Type: Non-Qualified
                             Guaranteed Minimum Income Benefit (GMIB):
Period Beginning:            Guaranteed Minimum Death Benefit (GMDB):
-----------------
                             Annuity Option:
                                                         Survivor Percentage:
Investment Options and Allocations:                        Period Certain:
-----------------------------------


____ Investment Option (___%)
____ Investment Option (___%)

                             Hypothetical Fixed Rate of Return Illustration

                                Guaranteed Minimum Income Benefit Report



      Accumulation Phase            Payout Phase


                                      Hypothetical
--------------------------            Gross Rate of     Net Purchase
                                      Return (not to     Payments*      Contract
                             Age       exceed 12%)                       Value         GMIB           Monthly      Annual
Anniversary Year

-------------------------------------------------------------------------------------------------------------------------------
Mm/dd/yy                      45          xx.xx%          $xxx.00      $x,xxx.00     $x,xxx.00
-------------------------------------------------------------------------------------------------------------------------------

     *The Net Purchase Payment column represents Purchase Payments minus withdrawals in the Accumulation Phase.


This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.

This illustration is based upon adjusted historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.

     An illustration showing a hypothetical 0% gross rate of return is contained on the following page.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages

 xx/xx/2002                                                  Page x of y

                                                                            A-19
                             USAllianz CharterTM II

Prepared For:                       Contract Information for Features Selected
John Doe
                                    Contract Type: Non-Qualified
                                    Guaranteed Minimum Income Benefit (GMIB):
Period Beginning:                   Guaranteed Minimum Death Benefit (GMDB):
-----------------
                                    Annuity Option:
                                           Survivor Percentage:
Investment Options and Allocations:                  Period Certain:
-----------------------------------


____ Investment Option (___%)
____ Investment Option (___%)

      Hypothetical Fixed Rate of Return Illustration

         Guaranteed Minimum Income Benefit Report



   Accumulation Phase              Payout Phase


                                       Hypothetical
--------------------------            Gross Rate of     Net Purchase
                                          Return         Payments*      Contract
                             Age         (0.00%)                         Value         GMIB           Monthly      Annual
Anniversary Year
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mm/dd/yy                      45          xx.xx%          $xxx.00      $x,xxx.00     $x,xxx.00
-------------------------------------------------------------------------------------------------------------------------------

     *The Net Purchase Payment column represents Purchase Payments minus withdrawals in the Accumulation Phase.


This illustration is based on the selected gross rate of return and calculates the change in Contract Value from the beginning period to the ending period, adjusted for subsequent Purchase Payments and any withdrawals. The hypothetical gross rate of return does not include any expenses and charges. However, all values reflect the contract maintenance charge, and the net rate of return, which takes into consideration the applicable M&E charge and average total annual Investment Option operating expenses of .xxxx%.

This illustration is not intended to serve as a projection or prediction of future returns.

     This page must accompany any fixed return illustration showing a gross rate of return in excess of 0.00%.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages

 xx/xx/2002                                                  Page x of y

                                                                            A-20
                              IMPORTANT DISCLOSURES

             Hypothetical Variable and/or Fixed Payout Illustration

This illustration depicts how payments under an Annuity Option may work when you annuitize your Contract. This illustration is not a contract, and it is not a representation or guarantee of future returns or of any specific payout amount.

If you want to receive regular income from your Contract, you can choose an Annuity Option at any time after the second Contract Anniversary. You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. If you choose to have any part of your Annuity Payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down based on the performance of the Investment Options.

The Contract cannot be annuitized prior to the second Contract Anniversary. For this reason, illustrations that you receive will be based upon an Income Date that is at least 24 months after the Issue Date.

You can elect illustrations of either a "variable" payout option or a "fixed" payout option, or, you may elect to receive both a variable payout illustration and a fixed payout illustration.

We base the "variable" payout option illustration upon actual historical performance of one or more Investment Options over the annuity payout period, as adjusted for all applicable Investment Option operating expenses and applicable Contract expenses. The principal purpose of the variable payout illustration is to demonstrate how the performance of the underlying Investment Options could affect Contract Values and Annuity Payment amounts when you annuitize the Contract. Of course, past performance of any Investment Option is not a guarantee of future results, and no representation is made as to the future performance of any Investment Option.

This illustration may illustrate adjusted historical performance for one or more Investment Options. If more than one option is illustrated, performance may be shown as aggregate performance for all Investment Options selected. In addition, if you elect to illustrate more than one Investment Option and to hypothetically allocate more money to one option than to other options (for example, 50% to one option, 30% to a second option, and 20% to a third option), performance may be shown as weighted aggregate performance.

As an alternative variable payout illustration, the Standard & Poor's 500 Composite Price Index (S&P 500) or other recognized investment benchmark may be used to show how values may vary. The S&P 500 is not indicative of the performance of any Investment Option and is not a guarantee of future results. No representation is made as to the future performance of any Investment Option. The hypothetical assumed rates of return are illustrative only and are not a representation of past or future investment returns.

The illustration has not been adjusted for state or federal income tax liability, 10% federal penalty tax for surrenders prior to age 59 1/2, or any applicable state premium taxes; values would be lower if such adjustments had been made.

We do not base the "fixed" payout option illustration upon any sort of historical performance, but rather we base it upon fixed payout factors that are in effect on the date of the illustration. These factors can change up until the Income Date.

Variable Payout Annuity: Variable annuity payouts depend on a variety of factors, including the amount annuitized, the annuity payout option selected, and the assumed investment return (AIR). Variable Annuity Payments will vary with the investment performance of the Investment Option(s) selected. This variable income can increase or decrease from the initial monthly Annuity Payment and no minimum dollar amount of variable income is guaranteed. Actual performance may be more or less than those reflected in the hypothetical rates of return and will depend on a number of factors, including the choice and investment experience of the eligible variable Investment Options.

The AIR in the illustration was selected by your registered representative. The 3% AIR Annuity Payments start at a lower level than Annuity Payments with a 5% AIR, with the potential for more rapid increase in Annuity Payment amounts during later years. Conversely if a 5% AIR is chosen there is a potential for a more rapid decrease in Annuity Payment amounts during the later years.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

The value of a variable annuity will fluctuate up and down, based on the performance of the underlying Investment Options, and the Contract Owner may experience a gain or loss. Actual performance may be more or less than those shown on this illustration and will depend on a number of factors, including the choice and investment experience of the Investment Options.

Standardized Average Annual Return: Any adjusted historical performance illustration is accompanied by Standardized Average Annual Return for each Investment Option depicted in the illustration. Standardized return is calculated using uniform guidelines as mandated by the Securities and Exchange Commission. Standardized return figures assume a one-time, lump-sum Purchase Payment, and do not reflect the effect of taxation. Standardized return is shown for the most recent 1, 5, and 10 year periods, or from the inception date of the subaccount, if later. In contrast, illustration materials may depict returns from the inception date of the applicable Investment Option, if earlier than the inception date of the subaccount. Standardized return includes the effect of all Investment Option expenses and all Contract expenses. If Contract expenses vary depending upon which features are selected, standardized return will reflect the highest potential expenses. In contrast, an illustration may reflect only certain expenses. Standardized return also assumes the assessment of a withdrawal charge at the end of each applicable period. Standardized return is computed as of the most recent calendar quarter end.

The adjusted historical average annual return is based upon the weighted aggregate historical rate of return on the Investment Options selected, commencing on the hypothetical Issue Date, and calculates the change in Contract Value from the beginning of the hypothetical period to the end of the period, adjusted for additional Purchase Payments and any withdrawals. The adjusted historical average annual return commences on the inception date of the Investment Option and includes M&E charges and Investment Option expenses, but does not include the withdrawal charge. Weighted aggregate return for the Investment Options selected for the total period shown is: xx.xx%. Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter end) are shown on another page of this illustration.

Fixed Payout Annuity: Fixed payments will depend on a variety of factors, including the amount annuitized, payout factor rates when the Contract is annuitized, date of birth, and annuity payout option selected. Fixed Annuity payouts, once commenced, will not vary (except as indicated by the Annuity Option on the death of one of the joint Annuitants).

Annuity Value: We base Annuity Payments on the Annuity Value shown in the illustration. If you select the GMIB, your Annuity Value is described below. If you do not select the GMIB, your Annuity Value is the Contract Value adjusted for any partial withdrawal and less any premium taxes.

Costs and Expenses: The Contract has insurance features and investment features, and there are costs related to each.

Contract maintenance charge. Each year, we deduct a $30 contract maintenance charge from your Contract. We currently waive this charge if your Contract Value is at least $75,000 at the time we are to deduct the charge.

Mortality and expense risk (M&E) charge. We deduct an M&E charge that varies depending upon the benefit options you choose. The table below shows the combinations available to you and their charges during the Accumulation Phase. The M&E charges are calculated as a percentage of the average daily assets invested in a subaccount on an annual basis. This illustration reflects the M&E charge associated with the benefit options you have chosen.

                                            Total M&E charge
                             ------------------------------------------------
                                            Traditional GMIB  Enhanced GMIB
                                                        ----           ----
                                No GMIB
  Traditional GMDB               1.75%           1.95%            2.45%
  Enhanced GMDB                  1.95%           2.10%            2.60%
During the Payout Phase, the M&E Charge is 1.75% regardless of the benefit options that apply.



Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

Guaranteed Minimum Income Benefits (GMIBs): The GMIBs are only beneficial if you annuitize the Contract. The GMIBs are available after a 10-year waiting period and the Contract must be annuitized within 30 days of a Contract Anniversary under a fixed annuity option. The selection of a GMIB must be made at the time of initial Purchase Payment. You may only select one GMIB, and once you select a GMIB it cannot be changed or cancelled. There are additional charges associated with the Traditional and Enhanced GMIBs. You may receive no explicit benefit from the GMIBs depending on your Contract Value at the time of annuitization.

The GMIBs guarantee that your Annuity Payments will be equal to the greater of:
o current fixed payout rates applied to the current Contract Value (less any applicable premium tax and withdrawal charges); or
o guaranteed fixed payout rates applied to the Traditional or Enhanced
  GMIB value.

The Traditional GMIB value is equal to total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMIB value is equal to the greater of:
o total Purchase Payments adjusted for partial withdrawals increased by 3% on each Contract Anniversary prior to age 81 (maximum of 150% of Purchase Payments adjusted for partial withdrawals); or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.

Guaranteed Minimum Death Benefits (GMDBs): The selection of a GMDB must be made at the time of initial Purchase Payment. You may only select one GMDB, and once you select a GMDB it cannot be changed or cancelled. There are additional charges associated with the Enhanced GMDB. The death benefit will only be paid if the owner dies during the Accumulation Phase.

The Traditional GMDB guarantees the greater of the following:
o Contract Value,or
o total Purchase Payments adjusted for partial withdrawals.

The Enhanced GMDB guarantees the greater of the following:
o        Contract Value;
o the total of all Purchase Payments you have made minus the percentage of the Contract Value withdrawn (including any withdrawal charge) for each withdrawal you made; or
o the highest Contract Value on any Contract Anniversary prior to age 81 plus subsequent additional Purchase Payments and minus subsequent adjusted partial withdrawals.



If you take money out of the Contract during the Accumulation Phase we may assess a withdrawal charge. The withdrawal charge starts at 8% in the first year and declines to 0% after we have had your Purchase Payment for two full years.

There are also daily Investment Option expenses which currently range, on an annual basis, from ____% to ____% of the average daily net assets of the Investment Option before contractual expense reimbursements or fee waivers, depending upon the Investment Option.

This illustration reflects the costs of all optional features you have selected. It does not reflect costs associated with features you have not selected. If you choose to add optional features, it will increase costs and reduce returns. Some optional features must be selected at the Issue Date and cannot be added or deleted once the Contract is issued.

Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

Important Considerations: Past performance is not a guarantee of future results. No representation is made as to future performance. The value of an annuity contract will fluctuate, so that it may be worth more or less than amounts paid in. Investment returns and principal value will fluctuate with market conditions so that units, when redeemed, may be worth more or less than the original cost. Product and features may not be available in all states. All product guarantees are assessed on the claims paying ability of Allianz Life Insurance Company of New York. High yield securities inherently have a high degree of market risk in addition to credit risk and potential illiquidity. Index Investment Options seek to match the performance of specified market indexes. Investors cannot invest directly into indexes. Money invested in a specific sector or industry is subject to a higher degree of risk than money that is diversified. Small cap stocks may be more volatile than large cap or more established companies' securities. International investing involves some risks not presented with U.S investments, such as currency fluctuation and political volatility. An investment in the USAZ Money Market Fund is neither insured nor guaranteed by the FDIC or any other governmental agency. Although the fund seeks to preserve your $1.00 per unit, it is possible to lose money in the fund. USAllianz variable products are issued by Allianz Life Insurance Company of New York and distributed by its affiliate USAllianz Investor Services, LLC 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. Member NASD. 800-624-0197. www.usallianz.com.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-24
                               USAllianz CharterTM II


Prepared For:               Contract Information for Features Selected
John Doe
                            Contract Type: Non-Qualified
                            Guaranteed Minimum Income Benefit (GMIB):
              Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:

                     Standardized Average Annual Return and
                        Adjusted Investment Option Return
 As of [12/31/2002], a one-time investment of $1,000 if withdrawn would have generated the following standardized average annual return, without regard to taxes:

                                                         Investment Option Performance                  Subaccount Performance
                                                                               Since       Date of       Since     Date of Inception
Investment Option                         1 Year    5 Years     10 Years     Inception    Inception     Inception
-----------------                         ------    -------     --------     ---------     ---------       ---------
USAZ Money Market Fund
Davis VA Financial Portfolio
Davis VA Value Portfolio

Standardized average annual return figures are calculated from the inception date of the applicable subaccount. Figures reflect the deduction of all Contract and Investment Option expenses. Where there is a varying expense depending upon the feature selected, the highest potential charge is shown. The effect of the withdrawal charge is reflected at the end of each period shown. Non-standardized performance reflecting Investment Option returns prior to subaccount inception have been adjusted for Contract expenses.



Past performance is not a guarantee of future results.


[This page must accompany any accumulation illustration containing adjusted historical performance.]


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-25
                                 USAllianz CharterTM II



Prepared For:                 Contract Information for Features Selected
John Doe
                              Contract Type: Non-Qualified
                              Guaranteed Minimum Income Benefit (GMIB):
              Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:



           HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
            BASED UPON ADJUSTED HISTORICAL RETURNS

Annuity Option:_______
Annuitization Age:      65, Male            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Assumed Investment Rate (AIR):        3.5%
Income Date:______________                              Cost Basis: 500,000.00
Issue Date:______________

  Investment Option                                  Allocation
  USAZ Van Kampen Aggressive Growth Fund                    90%
  USAZ Van Kampen Growth Fund                               10%



   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   Period Ending Date         Payout Age           Monthly Payout        Exclusion Amount         Taxable Amount        Cumulative
                                                                                                                          Payout
   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------


This illustration is based upon weighted aggregate historical returns during the period indicated. However, past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns.

Average annual returns for each of the Investment Options selected for the most recent 1, 5, and 10 year periods (computed as of the most recent calendar quarter end) are shown on another page of this illustration.


--------------------------------------------------------------------------------
Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-26
                                     USAllianz CharterTM II



Prepared For:            Contract Information for Features Selected
John Doe
                         Contract Type: Non-Qualified
                         Guaranteed Minimum Income Benefit (GMIB):
              Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:



              HYPOTHETICAL VARIABLE PAYOUT ILLUSTRATION
                BASED UPON S&P 500 HISTORICAL RETURNS


Annuity Option:_______
Annuitization Age:      65, Male            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Assumed Investment Rate (AIR):        3.5%
Income Date:______________                            Cost Basis: 500,000.00
Issue Date:______________



   -------------------- ----------------------- ---------------------- ---------------------- ----------------------- --------------
   Period Ending Date         Payout Age           Monthly Payout        Exclusion Amount         Taxable Amount        Cumulative

                                                                                                                      Payout

--------------------------------------------------------------------------------
This illustration is based upon S&P 500 historical returns during the period indicated. These S&P 500 returns are not indicative of the performance of any Investment Options. Past returns are not indicative of future results. This illustration is not intended to serve as a projection or prediction of future returns and is presented as of the most recent calendar [year end/quarter end].


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y

                                                                            A-27
                          USAllianz CharterTM II



Prepared For:          Contract Information for Features Selected
John Doe
                       Contract Type: Non-Qualified
                       Guaranteed Minimum Income Benefit (GMIB):
               Traditional Guaranteed Minimum Death Benefit (Traditional GMDB):
Period Beginning:




                     HYPOTHETICAL FIXED PAYOUT ILLUSTRATION


Annuity Option:_______
Annuitization Age:      65, Male            Annuity Value:            520,097.92
Federal Tax Rate:       28%
Income Date:______________                     Cost Basis: 500,000.00
Issue Date:______________




            Monthly Payout              Exclusion Amount          Taxable Amount


This hypothetical illustration is based upon payout factor rates currently in effect. These are subject to change, and may be higher or lower when you annuitize your Contract.

This illustration is not intended to serve as a projection or prediction of future returns.


Please see important disclosures on accompanying pages. This illustration is not valid without all pages.

xx/xx/2002                                                    Page x of y



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

       a.  Financial Statements

          The financial statements of Allianz Life of New York and the Separate Account will be filed by amendment.



b.  Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account (1)
     2.     Not  Applicable
     3.a.   Principal  Underwriter  Agreement (2)
     3.b.   General Agency Agreement (5)
     4.a    Individual  Variable  Annuity  Contract(to be filed by amendment)
     4.b.   Contract Schedule Page ( to be filed by amendment)
     4.c.   Traditional Death Benefit Endorsement (to be filed by amendment)
     4.d.   Enhanced  Death  Benefit  Endorsement (to be filed by amendment)
     5.     Application  for  Individual  Variable  Annuity  Contract (to be
            filed by amendment)
     6.     (i)  Copy  of  Articles  of  Incorporation  of  the  Company (1)
            (ii)  Copy  of  the  Bylaws  of  the  Company (3)
     7.     Not  Applicable
     8.a.   Copy  of  Fund  Participation  Agreement between AIM Variable
            Insurance Funds, Inc., Preferred Life Insurance Company of New York and NALAC Financial Plans LLC.(4)
       b.   Copy of Fund Participation Agreement between USAllianz Variable
            Insurance Products Trust, Preferred Life Insurance Company of New
            York and BISYS Fund Services Limited Partnership.(4)
       c.   Copy of Fund Participation Agreement between Davis Variable Account
            Fund, Inc, Davis Distributors, LLC and Preferred Life Insurance
            Company of New York. (5)
       d.   Copy of Fund Participation Agreement between Oppenheimer Variable
            Account Funds, Oppenheimer Funds, Inc. and Preferred Life Insurance
            Company of New York. (5)
       e.   Copy of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, PIMCO Variable Insurance Trust, and
            PIMCO Funds Distributors, LLC. (5)
       f.   Copy of Fund Participation Agreement between Seligman Portfolios,
            Inc. and Preferred Life Insurance Company of New York. (5)
       g.   Copy of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, The Prudential Series Fund, Inc., The
            Prudential Insurance Company of America, and Prudential Investment
            Management Services, LLC.(6)
       h.   Form of Fund Participation Agreement between Van Kampen
            Life Investment Trust, Van Kampen Funds Inc,
            Van Kampen Asset Management and Preferred Life Insurance Company of
            New York. (7)
       i.   Form of Fund Participation Agreement between Van Kampen
            Funds, Inc., and USAllianz Investor Services, LLC. (7)
       j.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. (7)
       k.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation. (7)
       l.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. (7)
       m.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. (7)
       n.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisors L.P. (7)
       o.   Form of Portfolio Management Agreement between USAllianz
            Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel,LLC. (7)
       p.   Form of Fund Participation Agreement between Franklin
            Templeton Variable Insurance Products Trust, Templeton
            Variable Products Series Fund, Franklin Templeton Distributors,
            Inc.and Preferred Life Insurance Company of New York. (8)
       q.   Form of Fund Participation Agreement between Preferred Life
            Insurance Company of New York, Dreyfus Investment Portfolios and The Dreyfus Life and Annuity Index Fund. (8)
       r.   Form of Porfolio Management Agreement between USAllianz Advisers,
            LLC  and OppenheimerFunds, Inc.(9)
       s.   Form of Portfolio Management Agreement between USAllianz Advisers,
            LLC USAllianz  Variable Insurance  Products Trust, PIMCO Advisors
            Retail Holdings LLC and NFJ  Investment Group  L.P.(9)
       t.   Form of Portfolio Management Agreement between Allianz Life
            Insurance Company of New York, the Universal Instituitional Funds,
            Inc., Morgan Stanley & Co. Incorporated, and Morgan Stanley
            Investment Management Inc.(9)
     9.     Opinion  and  Consent  of  Counsel(to be filed by amendment)
    10.     Independent  Auditors'  Consent(to be filed by amendment)
    11.     Not  Applicable
    12.     Not  Applicable
    13.     Calculation  of  Performance  Information(to be filed by amendment)
    14.     Company  Organizational  Chart (9)
    15.     Powers of Attorney (8)

     (1) Incorporated by reference from Registrant's Form N-4 filing (File Nos. 333-19699 and 811-05716) electronically filed on January 13, 1997.
     (2) Incorporated by reference from Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on May 12, 1997.
     (3) Incorporated by reference from Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos.333-19699 and 811-05716)electronically filed on May 29, 1997.
     (4) Incorporated by reference from Registrant's Post Effective Amendment No. 7 to N-4 (File Nos.333-19699 and 811-05716) electronically filed on November 12, 1999.
     (5) Incorporated by reference from Registrant's Post Effective Amendment No. 8 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on April 28, 2000.
     (6) Incorporated by reference from Registrant's Post Effective Amendment No. 9 to Form N-4 (File Nos.333-19699 and 811-05716) as electronically filed on December 15, 2000.
     (7) Incorporated by reference from Registrant's Post Effective Amendment No. 11 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on November 2, 2001.
     (8) Incorporated by reference from Registrant's Post Effective Amendment No. 12 to Form N-4 (File Nos.333-19699 and 811-05716) electronically filed on April 26, 2002.
     (9) Incorporated by reference from Registrant's Post-Effective Amendment No.13 to Form N-4 (File No. 333-19699 and811-05716) electonically filed on April 28, 2003


ITEM 25. OFFICERS AND DIRECTORS OF ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK.

Unless noted otherwise, all officers and directors have the following principal business adderss:

                     5701 Golden Hills Drive
                    Minneapolis, MN  55416-1297

The following are the Officers and Directors of the Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
-----------------               ------------------------------

Kevin Walker                    Treasurer and Director

Stephen Blaske                  Actuary and Director

Denise M. Blizil                Director

Christopher H. Pinkerton        Director

Gabby M. Matzdorff              Director and Chief Financial Officer

Charles Kavitsky                Chairman of the Board
                                Chief Executive Officer & President

Suzanne J. Pepin                Secretary and Director

Dennis Marion                   Director
39 Westview Road
Wayne, NJ 07470

Eugene T. Wilkinson             Director
31A Mountain Blvd
Warren, NJ  07059

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Reinhard W. Obermueller         Director
20 West 64th Street
New York, NY  10023

Stephen R. Herbert              Director
900 Third Avenue
New York, NY  10022

Jack F. Rockett                 Director
140 East 95th Street, Ste 6A
New York, NY  10129



Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The  Insurance  Company   organizational  chart  was  filed  as  Exhibit  14  to
Registrant's Post-Effective No. 5 to Form N-4(File Nos. 333-75718 and 811-05716) in filed electronically April 25, 2003 and is incorporated herein by reference.

Item  27.        Number  of  Contract  Owners

Not Applicable

Item  28.        Indemnification


The Bylaws of Allianz Life of New York provide that:


Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a. USAllianz Investor Services, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Allianz  Life  Variable  Account  B


b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC. All officers and directors have the following principal business address:

                             5701 Golden Hills Drive
                             Minneapolis, MN 55416-1297

Name                        Positions and Offices with Underwriter
----------------------      -----------------------------------------------------------------------
Christopher H.Pinkerton    Chairman, Chief Executive Officer, President, Chief Manager and Governor

Tracy H. Gardner           Chief Administrative Officer, Senior Vice President and Governor

Michael M. Ahles           Chief Financial Officer, Senior Vice President, Treasurer and Governor

Catherine Q. Farley        Senior Vice President

Keith L. Johnson           Senior Vice President

Carol B.Shaw               Senior Vice President

Corey J. Walther           Senior Vice President

Dave Schliesman            Senior Vice President-Sales

Jeffrey W. Kletti          Vice President

Jennifer J. Wagner         Vice President

Cynthia M. Robeck          2nd Vice President

Myron Rothstein            2nd Vice President

Edward Barrett             Divisional VP - SE

Kevin Rooney               Divisional VP - MID

Gerald Boucher             Divisional VP - W

Wayne Peterson             Compliance Officer

Stewart Gregg              Secretary

Jan Witort                 Assistant Secretary


     c. Not Applicable

Item  30.        Location  of  Accounts  and  Records


Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, MN 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.


Item  31.        Management  Services

Not  Applicable

Item  32.        Undertakings

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


                             REPRESENTATIONS

Allianz Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.



                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of New York on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis and State of Minnesota, on this 15th day of May, 2003.


                                  ALLIANZ  LIFE OF NEW YORK
                                  VARIABLE  ACCOUNT  C
                                  (Registrant)


                                  By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                       OF  NEW YORK
                                          (Depositor)

                                  By: /S/ STEWART GREGG
                                     --------------------------------
                                          Stewart Gregg
                                          Senior Counsel



                                  ALLIANZ  LIFE  INSURANCE  COMPANY
                                  OF  NEW YORK
                                   (Depositor)

                                   By: /S/ STEWART GREGG
                                      ------------------------------
                                           Stewart Gregg
                                           Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 15th of May, 2003.

Signature  and  Title


Dennis Marion*          Director
Dennis Marion

Eugene T. Wilkinson*    Director
Eugene T. Wilkinson

Eugene Long*            Director
Eugene Long             Vice President of Operations

Reinhard W. Obermueller*Director
Reinhard W. Obermueller

Stephen R. Herbert*     Director
Stephen R. Herbert

Jack F. Rockett*        Director
Jack F. Rockett

Kevin Walker*           Treasurer and Director
Kevin Walker

Christopher Pinkerton*  Director
Christopher Pinkerton

Gabby Matzdorff*        Director
Gabby Matzdorff

Charles Kavitsky*       Chairman of the Board, President
Charles Kavitsky        and Chief Executive Officer

Stephen Blaske*         Director
Stephen Blaske

Denise Blizil*          Director
Denise Blizil

Suzanne Pepin*          Secretary and Director
Suzanne Pepin

                                    *By    Power  of  Attorney


                                     By: /S/ STEWART GREGG
                                         --------------------
                                         Stewart Gregg
                                         Attorney-in-Fact




                                    EXHIBITS

                                   TO FORM N4

                         ALLIANZ LIFE OF NY VARIABLE ACCOUNT C

                 ALLIANZ LIFE INSURANCE COMPANY OF NEW YORK

                                INDEX TO EXHIBITS
                                -----------------


EX-99.B4.a   New Variable Annuity Contract (to be filed by amendment)
EX-99.B4.b   Contract Schedule Page (to be filed by amendment)
EX-99.B4.c   Traditional death benefit endorsement (to be filed by amendment)
EX-99.B4.d   Enhanced death benefit endorsement (to be filed by amendment)
EX-99.B5     Application for Indiv. Var Ann. Contract (to be filed by amendment)
EX-99.B9     Opinion and Consent of Counsel (to be filed by amendment)
EX-99.B10.b  Consent of Independent Auditor (to be filed by amendment)
EX-99.B13    Calculation of Performance Data (to be filed by amendment)